As Filed with the Securities and Exchange Commission on December 16, 2022

Registration File No. 333-267465
811-7337

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  ☐

Pre-Effective Amendment No. 1 ☒

Post-Effective Amendment No.  ☐

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  ☐

Amendment No. 106 ☒

(Check appropriate box or boxes)

Protective Variable Life Separate Account

(Exact name of registrant)

Protective Life Insurance Company

(Name of depositor)

2801 Highway 280 South

Birmingham, Alabama 35223

(Address of depositor’s principal executive offices)

(800) 265-1545

Depositor’s Telephone Number, including Area Code

BRADLEY STRICKLING, Esq.

2801 Highway 280 South

Birmingham, Alabama 35223

(Name and address of agent for service)

Copy to:

STEPHEN E. ROTH, Esquire

THOMAS E. BISSET, Esquire

Eversheds Sutherland (US) LLP

700 Sixth Street, N.W., Suite 700

Washington, DC 20001-3980

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests in Individual
Flexible Premium Variable and Fixed Life Insurance Policies

PROSPECTUS
December 23, 2022
Protective Investors Benefit Advisory VUL An Individual Flexible Premium Variable and Fixed Life Insurance Policy	Issued by Protective Variable Life Separate Account and Protective Life Insurance Company 2801 Highway 280 South Birmingham, Alabama 35223 Telephone: (800) 265‑1545
This Prospectus describes an individual flexible premium variable and fixed life insurance policy (the “Policy”) issued by Protective Life Insurance Company (“Protective Life,” the “Company”, “we”, “our” and “us”) with variable investment options offered under the Company’s Protective Variable Life Separate Account (the “Variable Account”). Variable and fixed life insurance policies are complex investment vehicles and you should speak with a financial professional about Policy features, benefits, risks, and fees and whether the Policy is appropriate for you based on your financial situation and objectives.
This Policy is only available through Financial Intermediaries that may charge an Advisory Fee for their services. The fee that your Financial Intermediary charges you for the management of the Policy Value (“Advisory Fee”) is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Policy that are described in this Prospectus.
If you are a new investor, you may cancel your Policy within 10 days of receiving it without paying fees or penalties. In some states, this Cancellation Period may be longer. Upon cancellation, we will refund the full amount you paid with your application. You should review the Prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.
Protective Investors Benefit Advisory VUL provides life insurance coverage, plus the opportunity to earn a return in (i) our guaranteed interest option, and/or (ii) one or more variable investment options set forth in “Fund Appendix: Funds Available Under The Policy” to the Prospectus.
This Prospectus sets forth a description of all material features of the Policy and the Variable Account that you should know before investing. This Prospectus also describes all material state variations to the Policy. Information about certain investment products, including variable life insurance, has been prepared by the SEC staff and is available at Investor.gov.
The Company is not a Financial Intermediary. We are not registered as an investment adviser with the SEC or any state securities regulatory authority. We are not acting in any fiduciary capacity with respect to your Policy. The information in this Prospectus does not constitute personalized investment advice or financial planning advice.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.
PRO.PIBAVUL.1222 C000239749

SPECIAL TERMS
“We”, “us”, “our”, “Protective Life”, and “Company”  Refer to Protective Life Insurance Company. “You”, “your” and “Owner” refer to the person(s) who have been issued a Policy.
Advisory Fee Advisory Fees are fees paid to your Financial Intermediary for providing investment advice regarding your Policy and for managing your Policy Value. Advisory Fees are paid directly by you.
Attained Age The Insured’s age as of the nearest birthday on the Policy Effective Date, plus the number of complete Policy Years since the Policy Effective Date.
Beneficiary The person, persons or entity whom the Owner designates to receive the proceeds of the Policy upon the death of the Insured. The Owner may designate a primary Beneficiary or Beneficiaries, as well as a contingent Beneficiary or Beneficiaries to receive the proceeds if there is no primary Beneficiary(ies) living at the time of the Insured’s death. A Beneficiary may also be designated as irrevocable which may limit the Owner’s ability to alter that designation or make future Policy changes.
Cash Value Cash Value is the same as Policy Value.
Code (the “Code”) The Internal Revenue Code of 1986, as amended (the “Code”).
Death Benefit The amount of insurance provided under the Policy used to determine the Death Benefit Proceeds.
Death Benefit Option One of two options that an Owner may select for the computation of Death Benefit Proceeds, Total Face Amount (Option A, Level), or Total Face Amount Plus Policy Value (Option B, Increasing).
Death Benefit Proceeds The amount payable to the Beneficiary if the Insured dies while the Policy is in force. It is equal to the Death Benefit plus any Death Benefit under any rider or endorsement to the Policy less (1) any Policy Debt (2) any liens and (3) less any unpaid Monthly Deductions if the Insured dies during a grace period.
Due Proof of Death Receipt at our Home Office of a certified death certificate or judicial order from a court of competent jurisdiction or similar tribunal.
Evidence of Insurability Information about an Insured which is used to approve or reinstate this Policy or any additional benefit.
Face Amount A dollar amount selected by the Owner and shown in the Policy on the Policy Specifications Page or Supplemental Policy Specifications Page. The minimum Face Amount permitted under the Policy is $100,000.
Financial Intermediary A bank, or an investment adviser registered as such with the SEC or state securities regulatory authorities.
Fixed Account Part of Protective Life’s General Account to or from which Policy Value may be transferred and into which Net Premiums may be allocated under a Policy.
Fixed Account Value The Policy Value in the Fixed Account.
Fund A separate investment portfolio of an open-end management investment company or unit investment trust in which a Sub-Account invests.
General Account All of the Company’s assets other than those allocated to the Variable Account or any other separate account. The Company has complete ownership and control of the assets in the General Account.
Good Order (“Good Order”) A Request or transaction generally is considered in “Good Order” if we receive it at our Home Office within the time limits, if any, we prescribe for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A Request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to affect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; Evidence of Insurability; your Policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Funds affected by the requested transaction; the signatures of the Policy Owner (exactly as indicated on the Policy), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any consents. With respect to premium payments, Good Order also generally includes receipt by us of sufficient funds to affect the purchase. We may, in our sole discretion, determine whether any particular transaction Request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have questions, you should contact us or your financial professional before submitting the form or Request.
Home Office 2801 Highway 280 South, Birmingham, Alabama 35223. The mailing address for the Home Office is P.O. Box 292 Birmingham, AL 35201-0292. The Home Office is referred to as the “Administrative Office” in the Policy.
Initial Face Amount The Face Amount on the Policy Effective Date.
Insured The person whose life is covered by the Policy.
Issue Age The Insured’s age as of the nearest birthday on the Policy Effective Date.
Lapse Termination of the Policy at the expiration of the grace period while the Insured is still living.
Loan Account An account within Protective Life’s General Account to which Fixed Account Value and/or Variable Account Value plus interest credited on the portion of the Policy Value being used as collateral for the outstanding Policy loans is transferred as collateral for Policy loans.
Loan Account Value The Policy Value in the Loan Account.
Minimum Monthly Guarantee Amount For Policies issued on Insured’s Issue Age through 80, the minimum amount of premium payments (net of any Policy Debt or withdrawals) that must be paid each month in order for the Policy’s lapse protection to remain in effect.
Monthly Anniversary Day The same day in each month as the Policy Effective Date.
Monthly Deduction The fees and charges deducted monthly from the Fixed Account Value and/or Variable Account Value as described on the Policy Specifications Page of the Policy Schedule.
Net Amount at Risk The Net Amount at Risk as of any Monthly Anniversary Day is equal to: (a) the Death Benefit discounted at one plus the monthly guaranteed interest rate (the minimum interest rate that may be credited to Fixed Account Value) minus the Policy Value (prior to deducting the Cost of Insurance), if the Death Benefit Option is Death Benefit Option A (Level Death Benefit); or, (b) the Death Benefit minus the Policy Value discounted at one plus the monthly guaranteed interest rate, if the Death Benefit Option is Death Benefit Option B (Increasing Death Benefit).
Net Premium A premium payment minus the applicable premium expense charges.
Owner The person, or persons, or entity entitled to all rights in this Policy while the Insured is living including designation as a Beneficiary. These rights are subject to any assignment and to the rights of any Irrevocable Beneficiary. The Owner may name a contingent Owner who will own this Policy if the Owner dies while this Policy is in force. If the Owner dies before the Insured, any contingent Owner named in the application, or subsequent endorsement, will become the new Owner. If no contingent Owner is named, the Owner’s estate becomes the new Owner. The Owner may change the Owner (including a contingent Owner) by Written Notice.
Policy Anniversary The same day and month in each Policy Year as the Policy Effective Date.
Policy Debt The sum of all outstanding policy loans plus accrued interest.
Policy Effective Date The date shown in the Policy as of which coverage under the Policy begins.
Policy Month The Policy Month begins on a Monthly Anniversary Day and ends on the day prior to the next Monthly Anniversary Day.
Policy Value The sum of the Variable Account Value, the Fixed Account Value, and the Loan Account Value.
Policy Year Each period of twelve months commencing with the Policy Effective Date and each Policy Anniversary thereafter.
Request Any written, telephoned, electronic or computerized instruction in a form satisfactory to the Company and received at the Home or Administrative Office from the Owner or an assignee of record, as specified in a form acceptable to the Company and which may be required in writing, or the Beneficiary (as applicable) as required by any provision of the Policy or as required by the Company. In addition, subject to the Company’s administrative requirements as they may exist from time to time and to any requirements that may be imposed by the Funds or other investments, the Company reserves the right to require advance Written Notice from the Owner.

Settlement Option The proceeds of the policy are distributed over a period rather than paying them in a lump sum. If a Settlement Option is not selected, the Beneficiary may select a Settlement Option from among those available at that time, or may take the amount due immediately in a lump sum.
Sub-Account A separate division of the Variable Account established to invest in a particular Fund.
Sub-Account Value The sum of the values of the Sub-Accounts credited to the Owner as Policy Value.
Surrender Value The Cash Value minus any outstanding Policy Debt and any liens for payments made under an accelerated death benefit rider or endorsement plus accrued interest.
Valuation Day Each day the New York Stock Exchange and the Home Office are open for business except for a day that a Sub-Account’s corresponding Fund does not value its shares.
Valuation Period The period commencing with the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Day.
Variable Account Protective Variable Life Separate Account, a separate investment account of Protective Life to and from which Policy Value may be transferred and into which Net Premiums may be allocated.
Variable Account Value The sum of all Sub-Account Values.
Written Notice A notice or Request submitted in writing in a form satisfactory to Protective Life and received at the Home Office via U.S. postal service or nationally recognized overnight delivery service.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
FEES AND EXPENSES
Charges for Early Withdrawals
If you withdraw money from your Policy after the first year, a withdrawal charge equal to the lesser of 2% of the amount withdrawn or $25 will be deducted from the Policy Value. For example, if you were to withdraw $100,000 from your Policy, you would be assessed a withdrawal charge of  $25. The withdrawal charge applies for as long as you own the Policy.
For additional information about charges for early withdrawals, see “CHARGES AND DEDUCTIONS” in the Prospectus.

Transaction Charges
In addition to withdrawal charges, you may be subject to other transaction charges, including charges on each premium paid under the Policy and charges for transfers between investment options, requesting Policy illustrations, and exercising the Overloan Protection Endorsement.
For additional information about transaction charges, see “CHARGES AND DEDUCTIONS” in the Prospectus.

Ongoing Fees and Expenses (annual charges)
In addition to the withdrawal charge and transaction charges, you are also subject to certain ongoing fees and expenses under the Policy, including fees and expenses covering the cost of insurance (“COI”) under the Policy and the cost of optional benefits available under the Policy. Such fees and expenses may be set based on characteristics of the Insured (e.g., age, sex, and rating classification). You should review the Policy specifications page of your Policy for rates applicable to your Policy. Fees and expenses under the Policy do not reflect any Advisory Fees paid from your other assets to the Financial Intermediary.
You will also bear expenses associated with the Funds available under the Policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Fund Options (Fund fees and expenses) (1)	0.03%	0.99%

(1)
As a percentage of Fund assets.

For additional information about ongoing fees and expenses, see “CHARGES AND DEDUCTIONS” in the Prospectus.
RISKS
Risk of Loss	You can lose money by investing in this Policy, including loss of principal. For additional information about the risk of loss, see “PRINCIPAL RISKS OF INVESTING IN THE POLICY” in the Prospectus.
Not a Short-Term Investment
The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Policy is designed to provide benefits on a long-term basis. Although you are permitted to take withdrawals or surrender the Policy, federal and state income taxes may apply. Consequently, you should not use the Policy as a short-term investment or savings vehicle. Because of the long-term nature of the Policy, you should consider whether purchasing the Policy is consistent with the purpose for which it is being considered. Withdrawals are not available in the first Policy Year.
For additional information about the investment profile of the Policy, see “PRINCIPAL RISKS OF INVESTING IN THE POLICY,” “CHARGES AND DEDUCTIONS,” “USE OF THE POLICY” and “TAX CONSIDERATIONS--Taxation of Insurance Polices” in the Prospectus.

RISKS
Risks Associated with Investment Options
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options, or Funds, available under the Policy. Each investment option (including the Fixed Account investment option) will have its own unique risks, and investors should review these investment options before making an investment decision.
For additional information about the risks associated with Investment Options, see “PRINCIPAL RISKS OF INVESTING IN THE POLICY,” “THE COMPANY AND THE FIXED ACCOUNT,” “THE VARIABLE ACCOUNT AND THE FUNDS” and “FUND APPENDIX: FUNDS AVAILABLE UNDER THE POLICY” in the Prospectus.

Insurance Company Risks
An investment in the Policy is subject to the risks related to Protective Life, including that any obligations (including under the Fixed Account investment options), guarantees, or benefits are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request by calling toll-free 1-888-353-2654.
For additional information about Company risks, see “PRINCIPAL RISKS OF INVESTING IN THE POLICY” and “THE COMPANY AND THE FIXED ACCOUNT” in the Prospectus.

Policy Lapse
Your Policy could terminate if the value of your Policy becomes too low to support the Policy’s monthly charges. Your Policy may also Lapse due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans, or loan interest. There is a cost associated with reinstating a Lapsed Policy. Death Benefits will not be paid if the Policy has Lapsed.
For additional information about Policy Lapse, see “PRINCIPAL RISKS OF INVESTING IN THE POLICY,” “PREMIUMS,” “LOANS,” and “LAPSE AND REINSTATEMENT” in the Prospectus.

RESTRICTIONS
Investments
While you may transfer amounts in the Sub-Accounts (which invest in shares of a corresponding Fund) and the Fixed Account, certain restrictions and transfer fees apply with regard to the number and amount of such transfers. Transfers are also subject to the excessive trading and market timing polices described in the Prospectus.
We reserve the right to remove or substitute Funds as investment options.
For additional information about Investment Options, see “TRANSFERS” and “ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS” in the Prospectus.

Optional Benefits
Optional benefits are subject to additional charges. Some optional benefits are available only at the time your Policy is issued and may not be available for all Owners or Insureds.
For additional information about the optional benefits, see “OTHER BENEFITS AVAILABLE UNDER THE POLICY” and “SUPPLEMENTAL RIDERS AND ENDORSEMENTS” in the Prospectus.

TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications regarding the purchase, ownership, and use of a Policy. Withdrawals and surrenders may be subject to income tax and will be taxed at ordinary tax rates. In addition, withdrawals and surrenders may be subject to an additional tax depending on the circumstances.
For additional information about tax implications, see “TAX CONSIDERATIONS” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation
Some investment professionals have and may receive compensation for selling the Policy to investors, which may include revenue sharing, marketing allowances and other compensation. These investment professionals may have a financial incentive to offer or recommend the Policy over another investment.
For additional information about compensation, see “SALE OF THE POLICIES” in the Prospectus.

Exchanges
Some investment professionals may have a financial incentive to offer an investor a new policy in place of the one he or she already owns. You should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing policy.
For additional information about exchanges, see “EXCHANGE PRVILEGE” and “TAX CONSIDERATIONS--Section 1035 Exchanges” in the Prospectus.

OVERVIEW OF THE PROTECTIVE INVESTORS BENEFIT ADVISORY VUL POLICY
Q: What is the Policy, and what is it designed to do?
A: The Policy is an individual flexible premium variable and fixed life insurance policy the primary purpose of which is to provide a Death Benefit which is paid upon the death of the Insured person. The Owner of the Policy is the person, persons, or entity entitled to all rights in this Policy while the Insured (the person whose life is covered by the Policy) is living, including designation of a Beneficiary.
Your Policy is a “flexible premium” policy because you have considerable flexibility in determining when and how much premium you want to pay. Your Policy is “variable” because the Death Benefit and Policy Value vary according to the investment performance of the Sub-Accounts to which you have allocated your premiums and Policy Value. The Policy provides you with an opportunity to take advantage of any increase in your Policy Value but you also bear the risk of any decrease.
Because the Policy is designed to provide benefits on a long-term basis and is not intended for short-term investing, the Policy may not be appropriate for those who have a short-term investment horizon.
Q: What are the Premiums for this Policy?
A: The Policy is designed to be flexible to meet your specific life insurance needs. You have the flexibility to choose the investment options and premiums you pay.
Premium is an amount you pay to the Company to establish and maintain life insurance coverage. The minimum initial premium will vary based on various factors, including the age of the Insured and the Death Benefit Option you select. Thereafter, you have the flexibility to choose the amount and timing of premium payments, within certain limits. Before your premiums are allocated to a Sub-Account, we deduct a premium expense charge.
You may establish a planned periodic premium. You are not required to pay the planned periodic premium and we will not terminate your Policy merely because you did not. However, payment of insufficient premiums may result in a Lapse of the Policy. Your Policy could Lapse if the value of your Policy becomes too low to support the Policy’s monthly charges.
You may allocate premium to your choice of numerous different investment options available in the Sub-Accounts, as well as a Fixed Account, within your Policy. The Sub-Accounts are separate divisions of the Variable Account (Protective Variable Life Separate Account) that invest in a particular Fund (an underlying mutual fund).
ADDITIONAL INFORMATION ABOUT EACH FUND IS PROVIDED IN AN APPENDIX TO THIS SUMMARY PROSPECTUS. See FUND APPENDIX – Funds Available Under the Policy.
The Fixed Account is part of the Company’s General Account, which holds all of the Company’s assets other than those held in the Variable Account or other separate accounts.
Q: What are the primary features and options that this Policy offers?
Choice of Death Benefit Options. When you apply for the Policy, you must select one of two available Death Benefit Options used to determine the amount payable on the death of the Insured. Each Death Benefit Option is the greater of an amount noted below and the minimum death benefit on the date of death:
Option A (Level): The Face Amount on the Insured’s date of death.

Option B (Increasing): The current Face Amount plus the Policy Value on the Insured’s date of death.
The minimum death benefit is determined by one of two federal tax compliance tests. You choose the test when you apply for the Policy. You cannot change your choice of test after the Policy is issued.
Transfers. At any time after the Cancellation Period (period during which the Owner may return the Policy for a refund), you may transfer Policy Value among the Sub-Accounts and the Fixed Account, subject to restrictions on the amount and frequency of transfers. The Company also may restrict or refuse to honor frequent transfers, including “market timing” transfers.
Withdrawals. You may request a partial withdrawal of your Policy at any time after the first Policy Year. The amount of any partial withdrawal must be at least $500. We will charge an administrative fee not greater than $25 per withdrawal on partial withdrawals. Withdrawals may have tax consequences.
Surrender Benefit. The Owner may surrender this Policy for the surrender benefit. The surrender benefit is the Surrender Value on the date of surrender. The Surrender Value is the Cash Value minus Policy Debt and any liens for payments made under an accelerated death benefit rider or endorsement, plus accrued interest. All coverage will end on the effective date of surrender of the Policy. No Death Benefits will be paid after the effective date of surrender of the Policy. Surrenders may have tax consequences.
Loans. While the Policy is in force, the Owner may obtain a loan on the security of the Policy. Policy loan amounts will be withdrawn first on a pro rata basis from the Sub-Accounts and/or Fixed Account unless the Owner specifies otherwise.
Loans may be treated as taxable income if your Policy is a “modified endowment contract” (“MEC”) for federal income tax purposes. See “Tax Considerations”.
Additional Benefits. The following additional benefits are available:
•
Terminal Illness Accelerated Death Benefit Endorsement: This endorsement provides for an accelerated Death Benefit payment to the Owner if the Insured has a qualifying terminal illness and all the terms and conditions of the endorsement are met.

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•
ExtendCare Chronic Illness Accelerated Death Benefit Rider: This rider provides one or more accelerated Death Benefit payments to the Owner during a 90-day period if the Insured has a qualifying chronic illness that is expected to last 90 days or more and all of the terms and conditions of the rider are met. There is an additional monthly charge for this optional benefit rider.

•
Overloan Protection Endorsement: This endorsement provides that your Policy will not Lapse and the Death Benefit will be at least $10,000 as long as all of the terms and conditions of this endorsement are met. There is an additional charge for this optional benefit at the time it is exercised.

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•
Income Provider Option Pre-Determined Death Benefit Payout Endorsement: This endorsement converts the payment of Death Benefit Proceeds from a single lump sum to a series of payments pursuant to a specified payment schedule that describes the amount, frequency, and duration of payment of the Death Benefit Proceeds.

•
Accidental Death Benefit Rider: This rider provides an additional death benefit payable if the Insured’s death results from certain accidental causes. There is an additional monthly charge for this optional benefit rider.

•
Children’s Term Insurance Rider: This rider provides a death benefit payable on the death of a covered child. There is an additional monthly charge for this optional benefit rider.

•
Lapse Protection Endorsement: This endorsement guarantees that your Policy will not Lapse during the lapse protection period set forth in your Policy Schedule as long as all of the terms and conditions of this endorsement are met.

•
Protected Insurability Benefit Rider: This rider provides the right to increase the Face Amount of your Policy at designated option dates at Insured’s age 25, 28, 31, 34, 37 and 40 without evidence of insurability. There is an additional monthly charge for this optional benefit rider.

•
Waiver of Specified Premium Rider: This rider provides for the crediting of a specified premium to a Policy on each Monthly Anniversary during the total disability of the Insured if the Insured is disabled for at least 6 consecutive months and all the terms and conditions of the rider are met. There is an additional monthly charge for this optional benefit rider.
•
Dollar-Cost Averaging: This program allows for the systematic and automatic transfer, on a monthly or quarterly basis, of specified dollar amounts from a Sub-Account or the Fixed Account to one or more other specified Sub- Accounts.

•
Portfolio Rebalancing: This program allows for the automatic transfer, on a quarterly, semi-annual or annual basis, of Variable Account Value among specified Sub-Accounts to maintain a particular percentage allocation of Variable Account Value.

FEE TABLE
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the Policy. If the amount of a charge depends on the personal characteristics of the Insured, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of a representative Insured with the characteristics set forth in the table. These charges may not be typical of the charges you will pay. Please refer to your Policy specifications page for information about the specific fees you will pay each year based on the options you have elected. On and after the Policy Anniversary when the Insured is age 121, we do not deduct any fees and charges other than the interest charged on loans (if a loan is outstanding).
The first table describes the fees and expenses that you will pay at the time that you pay premiums, allow the Policy to Lapse, transfer Policy Value among the Sub-Accounts and to and from the Fixed Account, and make withdrawals. These fees and expenses do not reflect any Advisory Fees paid to Financial Intermediaries from other assets of the Owner for the provision of investment advice.
Transaction Fees
Charge	When Charge is Deducted	Amount Deducted — Maximum Guaranteed Charge	Amount Deducted — Current Charge
Premium Expense Charge:	Upon receipt of each premium payment	3.5%	2%
Transfer Fee: (1)	Upon each transfer in excess of 12 in a Policy Year	$25 per transfer	$0 per transfer
Withdrawal Charge:	At the time of each withdrawal of Policy Value	The lesser of 2.0% of the amount withdrawn or $25	The lesser of 2.0% of the amount withdrawn or $25
Overloan Protection Endorsement	When the Benefit is Exercised	5% of Policy Value	5% of Policy Value
Policy Illustration Fee (2)	Upon each illustration request in excess of 1 in a Policy Year	$50 per illustration requested	$0 per illustration requested

(1)
Protective Life currently does not assess the transfer fee, but reserves the right to do so in the future for each transfer after the first 12 transfers in any Policy Year. We will give written notice at least thirty (30) days before we impose a transfer fee. See “CHARGES AND DEDUCTIONS, Transfer Fee” in the Prospectus.

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(2)
Protective Life currently does not assess the Policy illustration fee, but reserves the right to do so in the future for each illustration requested after the first illustration in any Policy Year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including the Funds’ fees and expenses.These fees and expenses do not reflect any Advisory Fees paid to Financial Intermediaires from other assets of the Owner for the provision of investment advice.
Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted — Maximum Guaranteed Charge	Amount Deducted — Current Charge
Base Contract Charge:
Cost of Insurance: (1) (2)
Minimum and Maximum Charge	On the Policy Effective Date and each Monthly Anniversary Day	$0.01 – $83.33 per $1,000 of Net Amount at Risk (2)	$0.01 – $81.67 per $1,000 of Net Amount at Risk (2)
Charge for a 49 year old male in the nontobacco class during the first Policy Year	On the Policy Effective Date and each Monthly Anniversary Day	$0.18 per $1,000 of Net Amount at Risk	$0.07 per $1,000 of Net Amount at Risk
Mortality and Expense Risk Charge:	On the Policy Effective Date and each Monthly Anniversary Day	0.050% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.60% of such amount	0.017% multiplied by the Variable Account Value, which is equivalent to an annual amount of 0.204% for 10 Policy Years; 0.008% multiplied by the Variable Account Value, which is equivalent to an annual amount of 0.096% for each Policy Year thereafter.
Standard Administrative Fee:	On the Policy Effective Date and each Monthly Anniversary Day	$8.00	$8.00

(1)
Cost of insurance charges vary based on individual characteristics such as the Insured’s Issue Age, sex and rate (i.e., underwriting) class and the number of years that the Policy has been in force, and the Net Amount at Risk on either the Policy Effective Date or the applicable Monthly Anniversary Date. The charge generally increases with Issue Age. In determining current cost of insurance charges, we may consider a variety of factors, including those unrelated to mortality experience. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Policy’s specification page will indicate the guaranteed cost of insurance charges applicable to your Policy, and more detailed information concerning your cost of insurance charges is available on request from our Home Office. Also, before you purchase the Policy, you may request personalized illustrations of hypothetical future benefits under the Policy based upon the Issue Age, sex and rate classification of the Insured, and the Face Amount, planned premiums, and riders requested. The cost of insurance charge shown in the above table has been rounded to the nearest hundredth. See “Charges and Deductions-Monthly Deduction”.

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(2)
See definition of Net Amount at Risk in the Special Terms.

Periodic Charges Other Than Series Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted — Maximum Guaranteed Charge	Amount Deducted — Current Charge
Administrative Charge (3)
Minimum and Maximum Charge	On the Policy Effective Date and each Monthly Anniversary Day during first 10 Policy Years	$0.09 – $3.66 per $1,000 of Initial Face Amount	$0.09 – $3.66 per $1,000 of Initial Face Amount
Charge for a 49 year old male in the nontobacco rate class	On the Policy Effective Date and each Monthly Anniversary Day during first 10 Policy Years	$0.31 per $1,000 of Initial Face Amount	$0.31 per $1,000 of Initial Face Amount
Administrative Charge For Face Amount Increases: (4)
Minimum and Maximum Charge	On the Effective Date of the increase and the subsequent 11 Monthly Anniversary Days	$0.39 – $1.74 per $1,000 of any increase in Face Amount	$0.39 – $1.74 per $1,000 of any increase in Face Amount
Charge for a 49 year old male in the nontobacco rate class	On the Effective Date of the increase and the subsequent 11 Monthly Anniversary Days	$1.09 per $1,000 of any increase in Face Amount	$1.09 per $1,000 of any increase in Face Amount
Optional Benefit Charges:
Net Cost of Loans (5)	On each Policy Anniversary, as applicable (6)	4.00% (annually) in Policy Years 1 through 10; 2.25% in Policy Years 11 and thereafter for both standard and carryover loans.	2.00% (annually) for standard loans, 1.00% for carryover loans in Policy Years 1 through 10; 0% for all loans in Policy Years 11 and thereafter
Children’s Term Life Insurance Rider	On the Effective Date and each Monthly Anniversary Day	$0.45 per $1,000 of rider coverage amount	$0.45 per $1,000 of rider coverage amount

(3)
We call this the administrative charge in the Prospectus. The administrative charge varies based on the Insured’s Issue Age, sex and rate class. The administrative charge shown in the table may not be typical of the charges you will pay. Your Policy’s specification page will indicate the charges applicable to your Policy, and more detailed information concerning these charges is available on request from our Home Office.

(4)
The administrative charge for Face Amount increases varies based on the Insured’s Issue Age, sex, and rate class. The administrative charge shown in the table may not be typical of the charges you will pay. Your Policy’s specification page will indicate the charges applicable to your Policy, and more detailed information concerning these charges is available on request from our Home Office.

(5)
The Net Cost of Loans is the difference between the rate of interest we charge you for a loan and the rate of interest we credit based upon the amount in your Loan Account. We charge interest daily on any outstanding loan at the following effective annual rates: (a) 5.00% for standard loans in Policy Years 1-10; (b) 4.00% current (5.00% guaranteed) for carry-over loans in Policy Years 1-10; and (c) 3.00% current (3.25% guaranteed) for all loans in Policy Years 11 and greater. We credit interest annually to the Loan Account on any outstanding loan at an effective annual interest rate of not less than 3.00% currently (1.00% guaranteed).

(6)
As long as a loan is outstanding, loan interest must be paid in arrears on each Policy Anniversary or, if earlier, on the date of loan repayment, Lapse, surrender, termination, or the Insured’s death.

Periodic Charges Other Than Series Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted — Maximum Guaranteed Charge	Amount Deducted — Current Charge
Accidental Death Benefit Rider (7)
Minimum and Maximum Charge	On the Effective Date and each Monthly Anniversary Day	$0.08 – $0.16 per $1,000 of rider coverage amount	$0.08 – $0.16 per $1,000 of rider coverage amount
Charge for a 34 year old	On the Effective Date and each Monthly Anniversary Day	$0.08 per $1,000 of rider coverage amount	$0.08 per $1,000 of rider coverage amount
Waiver of Specified Premium Rider (8)
Minimum and Maximum Charge	On the Effective Date and each Monthly Anniversary Day	$1.86 – $19.19 per $100 of rider coverage amount	$1.86 – $19.19 per $100 of rider coverage amount
Charge for a 39 year old male in the nontobacco class	On the Effective Date and each Monthly Anniversary Day	$4.42 per $100 of rider coverage amount	$4.42 per $100 of rider coverage amount
ExtendCare Rider (9)
Minimum and Maximum Charge	On the Effective Date and each Monthly Anniversary Day	$0.01 – $34.39 per $1,000 of Net Amount at Risk	$0.01 – $24.41 per $1,000 of Net Amount at Risk
Charge for a 57 year old female in the nontobacco rate class in the First Policy Year with a Face Amount of $250,000 and monthly benefit of $10,800	On the Effective Date and each Monthly Anniversary Day	$0.12 per $1,000 of Net Amount at Risk	$0.06 per $1,000 of Net Amount at Risk

(7)
The charge for the Accidental Death Benefit Rider varies based on the Insured’s attained age. The rider charge shown in the table may not be typical of the charges you will pay. Your Policy’s specifications page will indicate the rider charge applicable to your Policy, and more detailed information concerning this charge is available on request from our Home Office.

(8)
The charge for the Waiver of Specified Premium Rider varies based on the Issue Age, underwriting class and sex of the Insured. The rider charge shown in the table may not be typical of the charges you will pay. Your Policy’s specifications page will indicate the rider charge applicable to your Policy, and more detailed information concerning this charge is available on request from our Home Office.

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(9)
The charge for the ExtendCare Chronic Illness Accelerated Death Benefit Rider varies based on the Issue Age, underwriting class and sex of the Insured, the number of years that the Policy has been in force, and the Policy’s Face Amount and monthly benefit (maximum monthly benefit chosen at the issuance of the Policy). The rider charge shown in the table may not be typical of the charges you will pay. Your Policy’s specifications page will indicate the rider charge applicable to your Policy, and more detailed information concerning this charge is available on request from our Home Office.

Periodic Charges Other Than Series Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted — Maximum Guaranteed Charge	Amount Deducted — Current Charge
Protected Insurability Benefit Rider (10)
Minimum and Maximum Charge	On the Effective Date and each Monthly Anniversary Day	$0.03 – $0.13 per $1,000 of rider coverage amount	$0.03 – $0.13 per $1,000 of rider coverage amount
Charge for a child less than 6 months old	On the Effective Date and each Monthly Anniversary Day	$0.03 per $1,000 of rider coverage amount	$0.03 per $1,000 of rider coverage amount

(10)
The charge for the Protected Insurability Rider varies based on the Insured’s Issue Age. The rider charge shown in the table may not be typical of the charges you will pay. Your Policy’s specifications page will indicate the rider charge applicable to your Policy, and more detailed information concerning this charge is available on request from our Home Office.

ANNUAL FUND EXPENSES
The next item shows the minimum and maximum total operating expenses charged by the Funds (before waiver or reimbursement) during the time you own the Policy. Expenses of the Funds may be higher or lower in the future. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.A complete list of Funds available under the Policy, including their annual expenses, may be found at the back of this document. See “FUND APPENDIX - Funds Available Under the Policy”.

Annual Fund Expenses
	Minimum		Maximum
Total Annual Fund Expenses	0.03%	–	0.99% (1)
(expenses that are deducted from Fund assets, including management fees, distribution and/or service 12b-1 fees, and other expenses)

(1)
The range of Annual Fund Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds’ advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund’s expenses.

PRINCIPAL RISKS OF INVESTING IN THE POLICY
Investment Risk
If you invest your Policy Value in one or more Sub-Accounts, then you will be subject to the risk that investment performance may be unfavorable causing the Policy Value to decrease and the Monthly Deduction to increase (which, in turn, further decreases future Policy Value). This is because poor investment performance diminishes Policy Value thereby increasing the Net Amount at Risk under the Policy and, correspondingly, increasing the cost of insurance which is part of the Monthly Deduction. You could lose everything you invest. If you allocate Policy Value to the Fixed Account, then we credit your Policy Value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 1%. See “The Variable Account and The Funds.”
Risk of Lapse
There is a risk that your Policy will Lapse and no death benefit will be paid. Unless the lapse protection period is in effect, if your Policy Value minus the Policy Debt and any liens on a Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date, the Policy will be in default and a grace period will begin. On and after the Policy Anniversary when the Insured is age 121, the Policy will not enter the grace period or Lapse regardless of your Surrender Value. We will send you notice of the premium required to prevent Lapse. You have a 61-day grace period to make a payment of Net Premium at least sufficient to cover the current and past-due Monthly Deductions or the Policy will Lapse. You may reinstate a Lapsed Policy, subject to certain conditions. Payment of the Minimum Monthly Premium required under the Lapse Protection Endorsement of the Policy will not guarantee that the Policy will remain in force after the termination of the lapse protection period. See “Lapse and Reinstatement--Lapse” and “Lapse Protection.”
Withdrawal and Surrender Risks
The Surrender Value of the Policy is generally the Cash Value less any Policy Debt and any liens (including accrued interest). It is possible that your Policy will have no Surrender Value during the first few Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy Value in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short-term investment.
Withdrawals are not permitted during the first Policy Year. After the first Policy Year, withdrawals are permitted, subject to certain limitations, for a fee. Withdrawals may reduce the Face Amount of the Policy.
A surrender or withdrawal may have tax consequences. See “Tax Considerations.”

Tax Risks
Although the federal income tax requirements applicable to the Policy are complex and there is limited guidance regarding these requirements, we anticipate that the Policy will be treated as a life insurance contract for federal income tax purposes. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you generally should not be considered to be in receipt of any portion of your Policy’s Cash Value until there is an actual distribution from the Policy. Moreover, Death Benefits payable under the Policy should be excludable from the gross income of the Beneficiary. Although the Beneficiary generally should not have to pay federal income tax on the Death Benefit, other taxes, such as estate taxes, may apply.
Your Policy may become a modified endowment contract as a result of: (1) the payment of excess premiums or unnecessary premiums, (2) a material change in the Policy, or (3) a reduction in your Death Benefit. If your Policy becomes a modified endowment contract, transactions such as withdrawals and loans will be treated first as a distribution of the earnings in the Policy and will be taxable as ordinary income in the year received. In addition, if the Policy Owner is under age 59½ at the time of a surrender, withdrawal or loan, the amount that is included in income is generally subject to a 10% additional tax.
If the Policy is not a modified endowment contract, distributions generally are treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans are generally not treated as distributions. Finally, neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10% additional tax.
See “Tax Considerations.” You should consult a qualified tax adviser for assistance in all Policy related tax matters.
Loan Risks
A policy loan, whether or not repaid, has a permanent effect on the Policy Value, and potentially the Death Benefit, because the investment results of the Sub-Accounts and current interest rates credited on the Fixed Account Value do not apply to Policy Value in the Loan Account. Since interest credited on the Loan Account is transferred to the Sub-Accounts, even if the interest rate charged on the Policy Debt is equal to the rate credited on Policy Value in the Loan Account, unpaid interest will be added to the outstanding loan and will increase the loan balance. The larger the loan and the longer the loan is outstanding, the greater will be the effect on Policy Value held as collateral in the Loan Account.
Your Policy may Lapse if your outstanding loan amounts reduce the Surrender Value to zero. If a Policy lapses with loans outstanding, some or all of the loan amounts may be subject to income tax. See “Policy Loans” and “Tax Considerations — Tax Treatment of Loans.” Policy loans also may increase the potential for Lapse if the investment results of the Sub-Accounts to which Surrender Value is allocated is unfavorable.
If the Insured dies while a loan is outstanding, the loan balance, which includes any unpaid interest, will be deducted from the Death Benefit.
Specialized Uses of the Policy
Because your Policy provides for an accumulation of Policy Values as well as Death Benefit, you may wish to use it for various individual and business planning purposes. Purchasing the Policy in part for such purposes may involve certain risks. For example, if the investment performance of the Sub-Accounts is poorer than expected or if sufficient premiums are not paid, the Policy may Lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy Loans may significantly affect current and future Policy Value, Surrender Value or Death Benefit proceeds. The Policy is designed to provide benefits on a long-term basis. Before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. See “Tax Considerations — Other Considerations.”
Fund Risks
A comprehensive discussion of the risks of each Fund may be found in each Fund’s prospectus. Please refer to the Funds’ prospectuses for more information.
Business Disruption and Cyber Security Risks
We rely heavily on interconnected computer systems and digital data to conduct our variable product policy business activities. Because our variable product policy business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential Policy Owner information. Such systems failures and cyber-attacks affecting us, the Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Policy Value. For instance, systems failures and cyber-attacks may interfere with our processing of Policy transactions, including the processing of orders from our website or with the Funds, impact our ability to calculate Policy Value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Funds invest, which may cause the Funds underlying your Policy to lose value. In addition, the risk of cyber-attacks may be higher during periods of geopolitical turmoil (such as the Russian invasion of Ukraine and the responses by the United States and other governments).There can be no assurance that we or the Funds or our service providers will avoid losses affecting your Policy due to cyber-attacks or information security breaches in the future.
We are also exposed to risks related to natural and man-made disasters and catastrophes, such as storms, fires, floods, earthquakes, epidemics, pandemics, malicious acts, and terrorist acts, which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as the coronavirus COVID-19), could affect the ability, or willingness, of our workforce and employees of service providers and third party administrators to perform their job responsibilities. Catastrophic events may negatively affect the computer and other systems on which we rely and may interfere with our processing of Policy-related transactions, including processing of orders from Owners and orders with the Funds, impact our ability to calculate Policy Value, or have other possible negative impacts. These events may also impact the issuers of securities in which the Funds invest, which may cause the Funds underlying your Policy to lose value. There can be no assurance that we, the Funds or our service providers will avoid losses affecting your Policy due to a natural disaster or catastrophe.
THE COMPANY AND THE FIXED ACCOUNT
Protective Life Insurance Company
The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life’s address is P.O. Box 10648, Birmingham, Alabama 35202-0648. Protective Life markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities and extended service contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2021, Protective Life had total assets of approximately $131.6 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation (“PLC”), a U.S. insurance holding company and a wholly-owned subsidiary of Dai-ichi Life Holdings, Inc. (“Dai-ichi”). Dai-ichi’s stock is traded on the Tokyo Stock Exchange. As of December 31, 2021, PLC had total assets of approximately $131.9 billion.
The Fixed Account
The Fixed Account consists of assets owned by Protective Life with respect to the Policies, other than those in the Variable Account. Subject to applicable law, Protective Life has sole discretion over the investment of the assets of the Fixed Account. The Loan Account is part of the Fixed Account. Guarantees of Net Premiums allocated to the Fixed Account, and interest credited thereto, are backed by Protective Life. The Fixed Account Value is calculated daily.
You generally may allocate some or all of your Net Premium and may transfer some or all of your Policy Value to the Fixed Account. However, there are limitations on transfers involving the Fixed Account. Due to these limitations, if you want to transfer all of your Policy Value from the Fixed Account to the Variable Account, it may take several years to do so. You should carefully consider whether the Fixed Account meets your investment needs. See “Transfers of Policy Value.”
Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts. The disclosure regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.
Interest Credited on Fixed Account Value.   Protective Life guarantees that the interest credited during the first Policy Year to the initial Net Premiums allocated to the Fixed Account will not be less than the initial annual effective interest rate shown in the Policy. The interest rate credited to subsequent Net Premiums allocated to or amounts transferred to the Fixed Account will be the annual effective interest rate in effect on the date that the Net Premium(s) is received by Protective Life or the date that the transfer is made. The interest rate is guaranteed to apply to such amounts for a twelve month period which begins on the date that the Net Premium(s) is allocated or the date that the transfer is made.
After an interest rate guarantee expires as to a Net Premium or amount transferred, (i.e., 12 months after the Net Premium or transfer is placed in the Fixed Account) Protective Life will credit interest on the Fixed Account Value attributable to such Net Premium or transferred amount at the current interest rate in effect. New current interest rates are effective for such Fixed Account Value for 12 months from the time that they are first applied. Protective Life, in its sole discretion, may declare a new current interest rate from time to time. Protective Life will credit annual effective interest rates of not less than 1.00%. For purposes of crediting interest, amounts deducted, transferred or withdrawn from the Fixed Account are accounted for on a “first-in-first-out” (FIFO) basis.
Payments from the Fixed Account.   Payments from the Fixed Account for a withdrawal, surrender or loan request may be deferred for up to six months from the date Protective Life receives the Written Notice in Good Order. If a payment from the Fixed Account is deferred for 30 days or more, it will bear interest at a rate of 3% per year (or an alternative rate if required by applicable state insurance law), compounded annually while payment is deferred.
Our General Account
The Fixed Account is part of our General Account. Unlike premiums and Policy Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account.
The assets of our General Account support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account, plus any guarantees under the Policy that exceed your Policy Value (such as those that may be associated with the Death Benefit), are paid from our General Account, any amounts that we may pay under the Policy in excess of Variable Account Value are subject to our financial strength and claims-paying ability. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims-paying ability to meet our obligations under the Policy when purchasing a Policy.
We encourage both existing and prospective Policy Owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis, as required by state regulators, and according to accounting principles generally accepted in the United States of America (“GAAP”). Our audited GAAP financial statements are incorporated by reference in the Statement of Additional Information (which is available at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page of this Prospectus). In addition, the Statement of Additional Information is available on the SEC’s website at http://www.sec.gov.
You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of our financial capacity to meet the obligations of our insurance and annuity contracts based on our financial strength and/or claims-paying ability.
THE VARIABLE ACCOUNT AND THE FUNDS
Protective Variable Life Separate Account
Protective Variable Life Separate Account is a separate investment account of Protective Life established under Tennessee law by the board of directors of Protective Life on February 22, 1995. The Variable Account is registered with the SEC as a unit investment trust under the 1940 Act and is a “separate account” within the meaning of the federal securities laws.
Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life’s General Account. You assume all of the investment risk for premiums and Policy Value allocated to the Sub-Accounts. Your Policy Value in the Sub-Accounts is part of the assets of the Variable Account. Assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that Protective Life conducts. Protective Life may transfer to its General Account any assets of the Variable Account which exceed the reserves and other contract liabilities of the Variable Account (which are always at least equal to the aggregate Variable Account Values under the Policies). Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the reserves and other contract liabilities related to the Policies. Protective Life is obligated to pay all benefits provided under the Policies.
The Variable Account is divided into Sub-Accounts. The income, gains or losses, whether or not realized, from the assets of each Sub-Account are credited to or charged against that Sub-Account without regard to any other income, gains or losses of Protective Life. Each Sub-Account invests exclusively in shares of a corresponding Fund. Therefore, the investment experience of your Policy depends on the experience of the Sub-Accounts you select. In the future, the Variable Account may include other Sub-Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus.
The Funds
Information regarding each Fund is included in an Appendix to this Prospectus. (See Fund Appendix - Funds Available Under the Policy). The Appendix includes the following information about each fund:
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Fund Name;

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Type of Fund;

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Investment adviser and any sub-advisor;

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Current expenses; and

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Performance.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Each Fund also has a prospectus that contains more detailed information about the Fund. You may obtain a prospectus or a Statement of Additional Information for any of the Funds by contacting Protective Life or by asking your financial professional. You should read the Funds’ prospectuses carefully before making any decision concerning the allocation of Net Premiums or transfers among the Sub-Accounts.
Selection of Funds
We select the Funds offered through the Policies based on several criteria, including the following:
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asset class coverage;

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the strength of the investment adviser’s (or sub-adviser’s) reputation and tenure;

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brand recognition;

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performance;

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the capability and qualification of each investment firm; and

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whether our distributors are likely to recommend the Funds to Policy Owners.

Another factor we consider during the selection process is whether the Fund, its adviser, its sub-adviser, or an affiliate will make payments to us or our affiliates. For a discussion of these arrangements, see “Certain Payments We Receive With Regard to the Funds.” We also consider whether the Fund, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for sale of the Policies. We review each Fund periodically after it is selected. Upon review, we may remove a Fund or restrict allocation of additional Purchase Payments and/or transfers of Policy Value to a Fund if we determine the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant Policy Owner assets. We do not recommend or endorse any particular Fund, and we do not provide investment advice.
Asset Allocation Model Portfolios.   Four asset allocation models (“Model Portfolios”) are available at no additional charge as Investment Options under your Policy.
Each Model Portfolio invests different percentages of Policy Value in some or all of the Sub-Accounts under your Policy, and these Model Portfolios range from conservative to aggressive. The Model Portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal. Also, while diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market. There can be no assurance that any of the Model Portfolios will achieve their investment objectives.
Pursuant to an agreement with Protective, Milliman Financial Risk Management LLC (“Milliman”), a diversified financial services firm and registered investment adviser under the Investment Advisers Act of 1940, as amended, Milliman provides consulting services to Protective Life regarding the composition and review of the Model Portfolios and is compensated by Protective for doing so. There is no investment advisory relationship between Milliman and Owners with respect to the Model Portfolios. In the future, Protective Life may modify or discontinue its arrangement with

Milliman, in which case Protective may contract with another firm to provide similar asset allocation models, provide its own asset allocation models, or cease offering asset allocation models. Protective does not provide investment advisory services in making the Model Portfolios or any other service or feature available under the Policy.
The selection of Investment Options in the Model Portfolios involves balancing a number of factors including, but not limited to, the investment objectives, policies and expenses of the Fund in each Model Portfolio, the overall historical performance and volatility of the Funds, marketability of individual Funds and Fund families, marketing support provided to Protective Life and the broker-dealers who sell the Policies and administrative services and marketing support payments made by the Fund’s manager to Protective Life or Investment Distributors, Inc. (“IDI”). Unlike 12b-1 fees, these payments are not paid out of Fund assets.
The available Model Portfolios may change from time to time. In addition, the target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the Funds in the underlying Sub-Accounts. We will provide written notice if the composition of a model portfolio changes, if there is a material change in our arrangement with Milliman, or if we cease offering asset allocation models altogether. We will not change your existing Policy Value or premium allocation or percentages in response to these changes, however, if you desire to change your Policy Value or premium allocation or percentages to reflect a revised or different Model Portfolio, you must submit new allocation instructions to us in writing to the Home Office.
The following is a brief description of the four Model Portfolios currently available. They are more fully described in a separate brochure. Your Financial Intermediary can provide additional information about the Model Portfolios and help you select which Model Portfolio, if any, may be suitable for you. Please talk to him or her if you have additional questions about these Model Portfolios.
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Conservative Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 50% in equity and 50% in fixed income investments. The largest of the asset class target allocations are in fixed income, large cap blend and global equity.

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Moderate Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 65% in equity and 35% in fixed income investments. The largest asset class target allocations are in fixed income, global equity and large cap blend.

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Growth and Income portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 75% in equity and 25% in fixed income investments. The largest asset class target allocations are in fixed income, large cap blend and global equity.

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Aggressive Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 90% in equity and 10% in fixed income investments. The largest asset class target allocations are in large cap blend, global equity, large cap growth, large cap value and small cap growth.

Other Information About the Funds
Shares of these Funds are offered only to: (1) the Variable Account, (2) other separate accounts of Protective Life supporting variable annuity contracts or variable life insurance policies, (3) separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies, and (4) certain qualified retirement plans. Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.
Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.
Certain Payments We Receive With Regard to the Funds from Advisers and/or Distributors
We (and our affiliates) may receive payments from the Funds’ advisers, sub-advisers, distributors, or affiliates thereof. These payments are negotiated and thus differ by Fund (sometimes substantially), and the amounts we (or our affiliates) receive may be significant. These payments are made for various purposes, including payment for services provided and expenses incurred by us (and our affiliates) in promoting, marketing, distributing, and administering the Policies; and, in our role as intermediary to the Funds. We (and our affiliates) may profit from these payments. Unlike 12b-1 fees, these payments are not paid out of Fund assets.
We (or our affiliates) also receive payments from the investment advisers, sub-advisers, or distributors (or affiliates thereof) of the Funds. Unlike12b-1 fees, these payments are not paid out of Fund assets. These payments may be derived, in whole or in part, from the investment advisory fees deducted from Fund assets. Owners, through their indirect investment in the Funds, bear the costs of these investment advisory fees. See the Funds’ prospectuses for more information. The amount of the payments we receive is based on a percentage of the average daily net assets of the particular Fund attributable to the Policies and to certain other variable insurance policies issued or administered by us (or our affiliate). The payments we receive from the investment advisers, sub-advisers or distributors of the Funds currently range from 0.00% to 0.50% of Fund assets attributable to our variable insurance policies. The amount of the payments may be significant.
Other Payments   A Fund’s adviser, sub-adviser, or distributor or its affiliates may provide us (or our affiliates) and/ or broker-dealers that sell the Policies (“selling firms”) with marketing support, may pay us (or our affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may occasionally provide us (or our affiliates) and/or selling firms with items of relatively small value, such as promotional gifts, meals, tickets, or other similar items in the normal course of business.
For details about the compensation payments we make in connection with the sale of the Policies, see “Sale of the Policies.”
Addition, Deletion, or Substitution of Investments
Protective Life may make additions to, deletions from, or substitutions for the shares that are held in or purchased by the Variable Account. If the shares of a Fund are no longer available for investment or further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares of that Fund and substitute shares of another Fund. Substituted Funds may have higher fees and expenses or may be available only to certain classes of purchasers. Protective Life will not substitute any shares without notice and any necessary approval of the SEC and state insurance authorities.
Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, which would each invest in shares corresponding to a new Fund. Subject to applicable law and any required SEC approval, Protective Life may establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owner(s) or may be closed to certain classes of purchasers. Protective Life may prohibit the allocation of Net Premium and transfer of Policy Value to a Sub-Account.
If any of these substitutions or changes are made, Protective Life may by appropriate endorsement change the Policy to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owner(s), the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Protective Life separate accounts, or its assets may be transferred to other Protective Life separate accounts, subject to any required Owner and/or regulatory approval. Protective Life may make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.
Voting Fund Shares
Protective Life is the legal owner of Fund shares held by the Sub-Accounts and has the right to vote on all matters submitted to shareholders of the Funds. However, in accordance with applicable law, Protective Life will vote shares held in the Sub-Accounts at meetings of shareholders of the Funds in accordance with instructions received from Owners with Policy Value in the Sub-Accounts. Should Protective Life determine that it is permitted to vote such shares in its own right, it may elect to do so.
Protective Life will send or make available to Owners voting instruction forms and other voting materials (such as Fund proxy statements, reports and other proxy materials) prior to shareholders meetings. The number of votes as to which an Owner may give instructions is calculated separately for each Sub-Account and may include fractional votes.
An Owner holds a voting interest in each Sub-Account to which Variable Policy Value is allocated under his or her Policy. Owners only have voting interests while the Insured is alive. The number of votes for which an Owner may give instructions is based on the Owner’s percentage interest of a Sub-Account determined as of the date established by the Fund for determining shareholders eligible to vote at the meeting of that Fund.
It is important that each Owner provide voting instructions to Protective Life because shares as to which no timely instructions are received and shares held directly by Protective Life are voted by Protective Life in proportion to the voting instructions that are received with respect to all Policies participating in a Sub-Account. As a result, a small number of Owners may control the outcome of a vote. Voting instructions to abstain on any item are applied to reduce the votes eligible to be cast on that item.
Protective Life may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove the investment management agreement or an investment advisory agreement. In addition, Protective Life may under certain circumstances disregard voting instructions that would require changes in the investment management agreement, investment manager, an investment advisory agreement or an investment adviser of one or more of the Funds, provided that Protective Life reasonably disapproves of such changes in accordance with applicable regulations under the 1940 Act. If Protective Life ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report.
CHARGES AND DEDUCTIONS
This section describes the charges and deductions we make under the Policy to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. We may profit from the charges deducted, and we may use any such profits for any purpose, including payment of distribution expenses. On and after the Policy Anniversary when the Insured is age 121, we do not make any charges and deductions under the Policy, other than the interest charged on loans (if a loan is outstanding).
Premium Expense Charge
We deduct a premium expense charge from each premium you pay. The premium expense charge compensates us for certain sales and premium tax expenses associated with the Policies and the Variable Account. The premium expense charge is equal to 2% of each premium payment you make.
Monthly Deduction
Each month we will deduct an amount from your Policy Value to pay for the benefits provided by your Policy. This amount is called the Monthly Deduction and equals the sum of:
•
the cost of insurance charges;

•
the monthly administration fees and charges;

•
the mortality and expense risk charge; and

•
any charges for supplemental riders.

If you do not select the Sub-Account(s) from which the Monthly Deduction is deducted, the Monthly Deduction, except for the mortality and expense risk charge, will be deducted from the Sub-Accounts and the Fixed Account pro-rata on the basis of the unloaned Policy Value. The mortality and expense risk charge will be deducted from the Sub-Accounts.
The Owner may select the Sub-Accounts from which you want us to deduct the Monthly Deduction, other than the mortality and expense risk charge. However, if as of the date the Monthly Deduction is to be deducted, the value in any of the selected Sub-Accounts is less than the charge to be deducted from that Sub-Account, Protective Life will instead deduct the Monthly Deduction on a pro-rata basis from each Sub-Account and the Fixed Account under the Policy based on the unloaned Policy Value attributable to each Sub-Account and the Fixed Account. Protective Life deducts the mortality and expense risk charge prior to the deduction of the other charges that comprise the Monthly Deduction.
Cost of Insurance Charge.   This charge compensates Protective Life for the expense of underwriting the Death Benefit. The charge depends on a number of variables and therefore will vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day.
The cost of insurance is equal to:
•
the cost of insurance rate, multiplied by

•
the Net Amount at Risk under the Policy for that Monthly Anniversary Day.

The Net Amount at Risk is equal to:
•
the Death Benefit discounted at one plus the monthly guaranteed interest rate minus the Policy Value (prior to deducting the Cost of Insurance), if the Death Benefit Option is Death Benefit Option A (Level Death Benefit); or

•
the Death Benefit minus the Policy Value (prior to deducting the Cost of Insurance), discounted at one plus the monthly guaranteed interest rate, if the Death Benefit Option is Death Benefit Option B (increasing Death Benefit).

Anything that decreases Policy Value, such as negative investment experience or withdrawals, will increase the Net Amount at Risk and result in higher cost of insurance charges. The Net Amount at Risk is affected by investment performance, loans, payments of premiums, Policy fees and charges, the Death Benefit Option chosen, withdrawals, and increases or decreases in Face Amount.
The cost of insurance charge for each increment of Face Amount is calculated separately to the extent a different cost of insurance rate applies. Because the Net Amount at Risk for Death Benefit Option A is equal to the Death Benefit less Policy Value, the entire Policy Value is applied first to offset the Death Benefit derived from the Initial Face Amount. Only if the Policy Value exceeds the Initial Face Amount is the excess applied to offset the portion of the Death Benefit derived from increases in Face Amount in the order of the increases. If there is a decrease in Face Amount after an increase, the decrease is applied first to decrease any prior increases in Face Amount, starting with the most recent increase.
Cost of Insurance Rates.   The cost of insurance rate for a Policy is based on and varies with the Issue Age, sex and rate class of the Insured and on the number of years that a Policy has been in force. Protective Life places Insureds in the following rate classes, based on underwriting: Juvenile (ages 0-17), Preferred (ages 18-80) or Nontobacco (ages 18-80), or Select Preferred (ages 18-75), or Tobacco (ages 18-80), and substandard rate classes, which involve a higher mortality risk than these classes. Protective Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policies. The guaranteed rates for standard classes are based on the 2017 Commissioners’ Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates, and composite for Juvenile (ages 0-17) (“2017 CSO Tables”). The guaranteed rates for substandard classes are based on multiples of, or additions to, the 2017 CSO Tables.
Protective Life’s current cost of insurance rates may be less than the guaranteed rates that are set forth in the Policy. Current cost of insurance rates will be determined based on Protective Life’s expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience. In determining current cost of insurance charges, we may consider a variety of factors, including those unrelated to mortality experience.
Cost of insurance rates (whether guaranteed or current) for an Insured in a non-tobacco standard class are generally lower than guaranteed rates for an Insured of the same age and sex in a tobacco standard class. Cost of insurance rates (whether guaranteed or current) for an Insured in a non-tobacco or tobacco standard class are generally lower than guaranteed rates for an Insured of the same age and sex and smoking status in a substandard class.
Protective Life will also determine a separate cost of insurance rate for each increment of Face Amount above the Initial Face Amount based on the Policy duration and the Issue Age, sex and rate class of the Insured at the time of the request for an increase. The following rules will apply for purposes of determining the Net Amount at Risk for each rate class.
Protective Life places the Insured in a rate class when the Policy is issued, based on Protective Life’s underwriting of the application. This original rate class applies to the Initial Face Amount. When an increase in Face Amount is requested, Protective Life conducts underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class (or the rate class of a previous increase), the rate class for the increase also will be applied to the Initial Face Amount and any previous increases in Face Amount beginning as of the effective date of the current increase. If the rate class for the increase has a higher cost of insurance rate than the original rate class (or the rate class of a previous increase), the rate class for the increase will apply only to the increase in Face Amount.
Protective Life does not conduct underwriting for an increase in Face Amount if the increase is requested as part of an exercise of any available guaranteed option to increase the Face Amount without underwriting. See “Supplemental Riders and Endorsements.”
In the case of a term conversion, the rate class that applies is the same rate class that applied to the term contract, where applicable. In the case of a guaranteed option, the Insured’s rate class for an increase will be the class in effect when the guaranteed option rider was issued.
Legal Considerations Relating to Sex — Distinct Premium Payments and Benefits.   Mortality tables for the Policies generally distinguish between males and females. Thus, premiums and benefits under Policies covering males and females of the same age will generally differ.
Protective Life does, however, also offer Policies based on unisex mortality tables on Policies issued in Montana. Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, Protective Life may offer Policies with unisex mortality tables to such prospective purchasers.
Monthly Administration Fees.   We deduct a monthly administrative charge from your Policy Value to compensate us for issue and administrative costs. The monthly administrative charge is $8 per month. We also deduct a monthly administrative charge for the Initial Face Amount which is equal to a fee per $1,000 of Initial Face Amount per month for the first 10 Policy Years. The actual fee varies depending on the Insured’s Issue Age, sex and rate classification and is set forth in your Policy. Representative administrative charges per $1,000 of Initial Face Amount for an Insured male non-tobacco at each specified Issue Age are set forth below:
Issue Age	Administrative Charge Per $1,000 of Initial Face Amount
35	$0.17
40	0.22
45	0.27
50	0.32
55	0.41
60	0.49
65	0.61
70	0.78
75	1.00
For the first twelve months following an increase in Face Amount, the monthly administrative fee will also include an administrative charge for the increase, based on the amount of the increase. The monthly administrative charge for an increase is equal to a fee per $1,000 of increase in Face Amount, which varies depending on Issue Age, sex, and rate classification of the Insured and is set forth in your Policy. Representative administrative charges per $1,000 of increase for an Insured male non-tobacco at each specified Issue Age are set forth below:
Issue Age	Administrative Charge per $1,000 Increase
35	$0.71
40	0.81
45	0.95
50	1.13
55	1.37
60	1.71
65	1.73
70	1.72
75	1.71
Supplemental Rider Charges.   We deduct a monthly charge from your Policy Value to cover administrative expenses for any riders as part of the Monthly Deduction. See “Fee Table -- Periodic Charges Other Than Annual Fund Expenses.”
Mortality and Expense Risk Charge.   We deduct a mortality and expense risk charge each month from your Policy Value. This charge compensates Protective Life for the mortality risk it assumes under the Policies. The mortality risk is that the Insureds will live for a shorter time than we project. The expense risk Protective Life assumes is that the expenses that we incur in issuing and administering the Policies and the Variable Account will exceed the amounts realized from the administrative charges assessed against the Policies.
We deduct a monthly charge from assets in the Sub-Accounts attributable to the Policies. This charge does not apply to Fixed Account assets attributable to the Policies. The maximum monthly mortality and expense risk charge to be deducted is generally equal to 0.050% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.60% of such amount. Protective Life reserves the right to charge less than the maximum charge.
The current monthly mortality and expense risk charge is 0.017% multiplied by the Variable Account Value for the first 10 Policy Years, which is equivalent to an annual rate of 0.204% of such amount. After the tenth Policy Year, the current monthly mortality and expense risk charge is 0.008% multiplied by the Variable Account Value, which is equivalent to an annual amount of 0.096%.
Transfer Fee
We allow you to make 12 free transfers of Policy Value each Policy Year. However, Protective Life may charge a $25 transfer fee on any additional transfers in a Policy Year to cover administrative expenses. We will give written notice at least thirty (30) days before we impose a transfer fee or limit the number of transfers. If the fee is imposed, it will be deducted from the amount requested to be transferred. If an amount is being transferred from more than one Sub-Account or the Fixed Account, the transfer fee will be deducted proportionately from the amount being transferred from each. Currently, Protective Life does not charge a transfer fee.
Withdrawal Charges
Protective Life will deduct an administrative charge upon a withdrawal. This charge is the lesser of 2% of the amount withdrawn or $25. This charge will be deducted from the Policy Value in addition to the amount requested to be withdrawn. See “Withdrawal Privilege” for rules for allocating the deduction.
Fund Expenses
The value of the net assets of each Sub-Account reflects the investment management fees and other expenses incurred by the corresponding Fund in which the Sub-Account invests. For further information, consult the Funds’ prospectuses.
Other Information
We sell the Policies through financial advisers associated with Financial Intermediaries. These financial advisers are also appointed and licensed as insurance agents of Protective Life. We intend to recover marketing, administrative and other expenses and costs of Policy benefits through the fees and charges imposed under the Policies. See “SALE OF THE POLICIES” for more information about these expenses.
Corporate Purchasers or Eligible Groups
The Policy is available for individuals and for corporations and other institutions. For corporate or other group or sponsored arrangements, fee-only arrangements or clients of registered investment advisers purchasing one or more Policies, Protective Life may reduce the amount of the premium expense fee, monthly administration charge, or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies are reduced. Sales, underwriting or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase, a group or sponsored arrangement or arrangements, fee-only arrangements or clients of registered investment advisers.
THE POLICY
Purchasing a Policy
For insurance coverage to take effect under a Policy, you must submit a completed application and at least the minimum initial premium payment through a licensed representative of Protective Life who is also a registered representative of a broker-dealer having a distribution agreement with Investment Distributors, Inc. Protective Life requires satisfactory evidence of the insurability, which may include a medical examination of the Insured. Generally, Protective Life will issue a Policy covering an Insured up to age 80 if evidence of insurability satisfies Protective Life’s underwriting rules. Minimum age requirements may apply. Acceptance of an application depends on Protective Life’s underwriting rules, and Protective Life may reject an application for any reason. With your consent, a Policy may be issued on a basis other than that applied for (e.g., on a higher premium class basis due to increased risk factors). A Policy is issued after Protective Life approves the application. Payment of Premium is not a requirement to issue a Policy but your insurance will not take effect until you pay your minimum initial premium. Premium may be collected at the time of Policy delivery.
Insurance coverage under a Policy begins on the Policy Effective Date. Temporary life insurance coverage also may be provided under the terms of a temporary insurance agreement. Under such agreements, the total amount of insurance which may become effective prior to the Policy Effective Date may not exceed $1,000,000 (including the amount of any life insurance and accidental death benefits then in force or applied for with the Company), may be dependent on satisfactory underwriting and other conditions and may not be in effect for more than 60 days. In addition, such agreement may not be issued on proposed Insureds under 15 days of age.
In order to obtain a more favorable Issue Age, Protective Life may permit the Owner to “backdate” a Policy by electing a Policy Effective Date up to six months prior to the date of the original application, subject to state requirements (3 months in Ohio, not allowed in Montana). Charges for the Monthly Deduction for the backdated period are deducted as of the Policy Effective Date and the calculation of the Policy’s lapse protection will include the Minimum Monthly Premiums for the backdated period.
The Owner of the Policy may exercise all rights provided under the Policy. The Insured is the Owner, unless a different person or entity is named as Owner in the application. By Written Notice received by Protective Life at the Home

Office while the Insured is living, the Owner may name a contingent Owner or a new Owner. If there are joint Owners, all Owners must authorize the exercise of any right under the Policy. Unless the Owner provides otherwise, in the event of one joint Owner’s death, ownership passes to any surviving joint Owner(s). Unless a contingent Owner has been named, ownership of the Policy passes to the estate of the last surviving Owner upon his or her death. A change in Owner may have tax consequences. See “Tax Considerations — Other Considerations” in the Prospectus.
Fees, charges and benefits available under the Policy may vary depending on the state in which the Policy is issued.
Cancellation Privilege
You may cancel your Policy for a refund during the Cancellation Period by returning it to Protective Life’s Home Office or to the sales representative who sold it along with a written cancellation request. The Cancellation Period is determined by the law of the state in which the application is signed and is shown in your Policy. In most states it expires at the latest of
1.
10 days after you receive your Policy, or

2.
45 days after you sign your application.

Return of the Policy by mail is effective upon receipt by Protective Life. We will treat the Policy as if it had never been issued. Within seven calendar days after receiving the returned Policy, Protective Life will refund the greater of
?
1.
the premiums paid and,

2.
the sum of the Fixed Account Value and the Variable Account Value determined as of the Valuation Day the returned Policy is received.

This amount may be more or less than the aggregate premiums paid. In states requiring the return of premiums paid, Protective Life will refund the greater of the Policy Value or the premiums paid.
Changes in the Policy or Benefits
At any time Protective Life may make such changes in the Policy as are necessary to assure compliance with any applicable laws or with regulations or rulings issued by a government agency. This includes, but is not limited to, changes necessary to comply at all times with the definition of life insurance prescribed by the Internal Revenue Code of 1986, as amended (“Internal Revenue Code” or “Code”). Any such changes will apply uniformly to all affected Policies and Owners will receive notification of such changes.
PREMIUMS
Minimum Initial Premium.   The minimum initial premium required depends on a number of factors, including the age, sex and rate class of the proposed Insured, the Initial Face Amount requested by the applicant, any supplemental riders requested by the applicant and the planned periodic premiums that the applicant selects. Consult your Financial Intermediary for information about the initial premium required for the coverage you desire.
Planned Periodic Premiums.   In the application the Owner selects a plan for paying level premiums at specified intervals (i.e., quarterly, semi-annually or annually). At the Owner’s election, we will also arrange for payment of planned periodic premiums on a monthly basis (on any day except the 29th, 30th, or 31st of a month) under a pre-authorized payment arrangement. You are not required to pay premiums in accordance with these plans. You can pay more or less than planned or skip a planned periodic premium entirely. See “Lapse and Reinstatement.” Subject to the limits described below, you can change the amount and frequency of planned periodic premiums at any time by Written Notice to Protective Life at the Home Office. Additional premiums may be required to maintain the Policy, depending on a number of factors including past premiums paid, investment experience and loans and/or withdrawals on the Policy.
Unless you have arranged to pay planned periodic premiums by pre-authorized payment arrangement or have otherwise requested, you will be sent reminder notices for planned periodic premiums.
Unscheduled Premiums.   Subject to the limitations described below, additional unscheduled premiums may be paid in any amount and at any time. By Written Notice to Protective Life at the Home Office, the Owner may specify that all unscheduled premiums are to be applied as repayments of Policy Debt, if any.
Premium Limitations.   Premiums are accepted until Attained Age of 121. Premiums may be paid by any method acceptable to Protective Life. If by check, the check must be from an Owner (or the Owner’s designee other than a sales representative), payable to Protective Life, and be dated prior to its receipt at the Home Office.
Additional limitations apply to premiums. Premium payments must be at least $150 ($50 if paid monthly by a pre-authorized payment arrangement) and must be remitted to the Home Office. Protective Life also reserves the right to limit the amount and frequency of any premium payment. In addition, at any point in time aggregate premiums paid under a Policy may not exceed limitations for life insurance policies as set forth in the Internal Revenue Code. See “Tax Considerations” in the Prospectus and the discussion of Guideline Premium Limitation and Cash Value Accumulation Test under “Calculation of Death Benefit Proceeds.” Protective Life will immediately refund any portion of any premium payment, with interest thereon, that is determined to be in excess of the limits established by law to qualify a Policy as a contract for life insurance. Protective Life will also monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Internal Revenue Code, if applicable. See “Tax Considerations” in the Prospectus.
Premium Payments Upon Increase in Face Amount.   Depending on the Policy Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium payment may be necessary to keep the Policy in force or a change in the amount of planned periodic premiums may be advisable. You will be notified if a premium payment is necessary or a change is appropriate.
Net Premium Allocations
You must indicate in the application how Net Premiums are to be allocated to the Sub-Accounts and/or to the Fixed Account. These allocation instructions apply to both initial and subsequent Net Premiums. You may change the allocation instructions in effect at any time until Attained Age of 121 by Written Notice to Protective Life at the Home Office or by telephone, facsimile, automated telephone system, or via the Internet at www.protective.com. Whole percentages must be used. The sum of the allocations to the Sub-Accounts and the Fixed Account must be equal to 100% of any Net Premiums. Protective Life reserves the right to establish (i) a limitation on the number of Sub-Accounts to which Net Premiums may be allocated and/or (ii) a minimum allocation requirement for the Sub-Accounts and the Fixed Account.
For Policies issued in states where, upon cancellation during the Cancellation Period, Protective Life returns at least your premiums, Protective Life reserves the right to allocate your initial Net Premium (and any subsequent Net Premiums paid during the Cancellation Period) to the Invesco V.I. U.S. Government Money Portfolio Sub-Account or the Fixed Account until the expiration of the number of days in the Cancellation Period plus 6 days starting from the date that the Policy is mailed from the Home Office. Thereafter, the Policy Value in the Invesco V.I. U.S. Government Money Portfolio Sub-Account or the Fixed Account and all Net Premiums will be allocated according to your allocation instructions then in effect.
If Protective Life receives a premium payment at the Home Office before 3:00 P.M. Central Time, Protective Life will process the payment as of the Valuation Day it is received. Protective Life processes premium payments received at the Home Office at or after 3:00 P.M. Central Time as of the next Valuation Day. However, premium will not be accepted in connection with an increase in Face Amount until underwriting has been completed. When approved, Net Premium received will be allocated in accordance to your allocation instructions then in effect.
Unless designated by the Owner as a loan repayment, premiums received from Owners (other than planned periodic premiums) are treated as unscheduled premiums.
Protective Life reserves the right to limit the amount and frequency of planned periodic premiums and additional unscheduled premiums (each an “additional premium”) under the Policy or the amount and frequency of Net Premiums that may be allocated to the Fixed Account at any time. Protective Life also reserves the right to refuse to accept such additional premium under the Policy or allocate additional Net Premium to the Fixed Account at any time without prior notice. In all cases, Protective Life will accept additional premium necessary to prevent the Policy from lapsing. Protective Life will notify the Owner that a premium payment may result in a Policy becoming a Modified Endowment Contract (“MEC”), and will accept the premium payment unless otherwise instructed by the Owner. If a premium payment would cause the Policy to no longer qualify as life insurance under the Internal Revenue Code, the Company will refuse to accept the premium payment.
If mandated by law, we may reject a premium payment. We may also provide information about you and your account to a government regulator.
CALCULATION OF POLICY VALUE
Variable Account Value
The Variable Account Value reflects the investment experience of the Sub-Accounts to which it is allocated, any premiums allocated to the Sub-Accounts, transfers in or out of the Sub-Accounts (including loans), any withdrawals of Variable Account Value, and Monthly Deductions. There is no guaranteed minimum Variable Account Value. A Policy’s Variable Account Value therefore depends upon a number of factors. The Variable Account Value for a Policy at any time is the sum of the Sub-Account Values for the Policy on the Valuation Day most recently completed.

Determination of Units
For each Sub-Account, the Net Premium(s) or unloaned Policy Value transferred are converted into units. The number of units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the unit for that Sub-Account for the Valuation Day on which the Net Premium(s) or transferred amount is invested in the Sub-Account. Therefore, Net Premiums allocated to or amounts transferred to a Sub-Account under a Policy increase the number of units of that Sub-Account credited to the Policy.
Determination of Unit Value
The unit value at the end of every Valuation Day is the unit value at the end of the previous Valuation Day times the net investment factor, as described below. The Sub-Account Value for a Policy is determined on any day by multiplying the number of units attributable to the Policy in that Sub-Account by the unit value for that Sub-Account on that day.
Net Investment Factor
The net investment factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of a unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2), where:
1.
is the result of:

a.
the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

b.
the per share amount of any dividend or capital gain distributions made by the Fund to the Sub-Account, if the “ex-dividend” date occurs during the current Valuation Period; plus or minus

c.
a per share charge or credit for any taxes reserved for, which is determined by Protective Life to have resulted from the operations of the Sub-Account.

2.
is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.

Fixed Account Value
The Fixed Account Value under a Policy at any time is equal to: (1) the Net Premium(s) allocated to the Fixed Account, plus (2) amounts transferred to the Fixed Account, plus (3) interest credited to the Fixed Account, less (4) transfers from the Fixed Account (including any transfer fees deducted), less (5) withdrawals from the Fixed Account (including any withdrawal charges deducted), less (6) loan balances, less (7) Monthly Deductions. See “The Fixed Account,” for a discussion of how interest is credited to the Fixed Account.
Policy Value Credit
The Policy is eligible for a Policy Value Credit if the Policy is maintained beyond 6 Policy Years. The Policy Value Credit ends immediately upon termination of the Policy. If your Policy is in default or has lapsed, we will not credit your Policy with the Policy Value Credit.
The Policy Value Credit is not guaranteed. We would pay the Policy Value Credit if the expense, mortality, investment, and persistency experience for all Policies issued under this Prospectus is at least as favorable as the Company assumed when the Policies were issued. The Company assesses the expense, mortality, investment, and persistency experience for the Policies issued under this Prospectus periodically, but no more frequently than annually. The Policy Value Credit actually paid will be determined and applied on a uniform and nondiscriminatory basis. The Policy Value Credit, if any, the Company would pay on a monthly basis will be equal to 0.021% (0.252% annualized) of unloaned Policy Value up to the attained age 100 of the Insured. After age 100, the Policy Value Credit will be 0%. Any Policy Value Credit we pay will not be subject to recapture for any reason. The Policy Value Credit is considered investment experience, not premium and is therefore not subject to the premium expense charge.
The Company may modify or discontinue offering the Policy Value Credit on a prospective basis for new policies issued at any time.
If the conditions for providing the Policy Value Credit have been met, the Policy Value Credit, will be calculated and applied as follows:
•
On each Monthly Anniversary Day, beginning with the first Monthly Anniversary Day in Policy Year 7, the Company will credit additional Policy Value to your Policy.

•
The Policy Value Credit is equal to the Policy Value Credit percentage multiplied by the unloaned Policy Value on the Monthly Anniversary Day plus any Net Premium received on that day and after the processing of any loan, withdrawal, transfer, or surrender requests on that day.

•
The Policy Value Credit is calculated before the Company processes any monthly deductions.

When made, the Company allocates credits to Policy Value among the various Sub-Accounts and the Fixed Account in accordance with the Owner’s current allocation instructions for premiums.
For example, assume your Policy is eligible for a Policy Value Credit and the Policy Value on the Monthly Anniversary Day is $50,000 with a loan balance of  $10,000. No premiums have been paid on this day, nor has there been a loan, transfer or surrender request on this day. The Policy Value Credit would be calculated as follows:
•
Unloaned Policy Value = $50,000 – $10,000 = $40,000

•
Policy Value Credit Percentage = 0.021%

•
Policy Value Credit = $40,000 × 0.021% = $8.40

Assume your current allocation instructions for premiums are as follows: 50% to the Fund A Sub-Account; 30% to the Fund B Sub-Account; 20% to the Fixed Account. The Policy Value Credit would be allocated to the following Funds as follows:
•
$8.40 x 50% = $4.20 allocated to the Fund A Sub-Account

•
$8.40 x 30% = $2.52 allocated to the Fund B Sub-Account

•
$8.40 x 20% = $1.68 allocated to the Fixed Account

STANDARD DEATH BENEFITS
As long as the Policy remains in force, Protective Life will pay the Death Benefit Proceeds upon receipt at the Home Office of Due Proof of Death of the Insured. Protective Life may require return of the Policy. The Death Benefit Proceeds are paid to the primary Beneficiary or a contingent Beneficiary. The Owner may name one or more primary or contingent Beneficiaries. Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. If no Beneficiary survives the Insured, the Death Benefit Proceeds are paid to the Owner or the Owner’s estate. Death Benefit Proceeds are paid in a lump sum or under a settlement option. Payment of the Death Benefit Proceeds may have tax consequences. See “Tax Considerations — Tax Treatment of Life Insurance Death Benefit Proceeds” in the Prospectus.
Please note that any Death Benefit payment we make in excess of the Variable Account Value, including payments under any rider, is subject to our financial strength and claims-paying ability.
If an Owner has elected the Income Provider Option Pre-Determined Death Benefit Payout Endorsement, we will pay the Death Benefit Proceeds pursuant to a payment schedule established according to the terms of the endorsement. See “Supplemental Riders and Endorsements” in the Prospectus.
Limits on Policy Rights
Incontestability.   Unless fraud is involved, Protective Life will not contest the Policy, or any supplemental rider, after the Policy or rider has been in force during the Insured’s lifetime for two years from the Policy Effective Date or the effective date of the rider. Likewise, unless fraud is involved, Protective Life will not contest an increase in the Face Amount with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.
Suicide Exclusion.   If the Insured dies by suicide, while sane or insane, within two years after the Policy Effective Date, the Death Benefit will be limited to the premium payments made before death, less any Policy Debt, liens (including accrued interest) and any withdrawals. If the Insured dies by suicide within two years after an increase in Face Amount, the Death Benefit with respect to the increase will be limited to the sum of the monthly cost of insurance charges made for that increase.

Misstatement of Age or Sex.   If the Insured’s age or sex has been misstated in the application for the Policy or in any application for supplemental riders, the Death Benefit under the Policy or such supplemental riders is the amount which would have been provided by the most recent cost of insurance charge, and the cost of such supplemental riders, at the correct age and sex.
Calculation of Death Benefit Proceeds
The Death Benefit Proceeds are equal to the Death Benefit calculated as of the date of the Insured’s death, plus benefits under any supplemental riders or endorsements, minus (1) any Policy Debt on that date, (2) any liens for payments made under an accelerated death benefit rider or endorsement including accrued interest, and (3) any past due Monthly Deductions if the Insured died during the grace period.
The calculation of the Death Benefit depends on the Death Benefit option and the federal tax compliance test that you select. You must select the Death Benefit option and the tax compliance test before your Policy is issued. Once the Policy is issued, you may not change the tax compliance test.
Federal Tax Compliance Tests. Under Section 7702 of the Internal Revenue Code, a Policy will generally be treated as life insurance for federal tax purposes if, at all times, it satisfies one of two federal tax compliance tests: (1) the Guideline Premium Limitation/Cash Value Corridor Test, and (2) the Cash Value Accumulation Test.
The Guideline Premium Limitation/Cash Value Corridor Test (“GPT”) has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium payments that can be paid into the Policy. The corridor requires that the Death Benefit be at least a certain percentage (varying each year by Attained Age of the Insured) of the Policy Value. The Cash Value Accumulation Test (“CVAT”) does not have a premium limit, but does have a requirement that the Death Benefit be at least a certain percentage (varying based on the Attained Age, duration at death, sex and rate class of the Insured) of the Policy Value.
In applying for the Policy, you may select either federal tax compliance test. The Death Benefit will vary depending on which test is selected. There are a number of considerations involved in deciding which test to use.
For example, if your goal is to maximize your Cash Value in early Policy Years relative to the Policy’s Death Benefit and other benefits, you may want to consider selecting the CVAT because it generally permits more premiums to be paid in early Policy years. The CVAT may require the Policy to have a higher Death Benefit relative to the Policy’s Cash Value in later Policy Years, however, which could increase the mortality charges that will apply in those later years.
Alternatively, if your goal is to maximize your Cash Value in later Policy Years relative to the Policy’s Death Benefit and other benefits, you may want to consider selecting the GPT and paying premiums up to the maximum permitted by the GPT. Funding a Policy in this manner may allow for lower mortality charges in later Policy Years in comparison with the mortality charges that would apply under a Policy tested under the CVAT.
Which federal tax compliance test is better for you will depend on not only your goals, but on a number of other considerations. These other considerations include, but are not limited to, the characteristics of the Insured, the amount and timing of premiums that will be paid, and the earnings under the Policy.
The Death Benefit Option you choose will also affect the amount of your Death Benefit. If the GPT applies to the Policy, under Death Benefit Option A, your Death Benefit will generally be the Face Amount. However, the Death Benefit may vary based on the Policy Value if the Policy Value multiplied by the applicable specified percentage is greater than the Face Amount under the Policy. Under Death Benefit Option B, your Death Benefit will always vary with Policy Value.
Similarly, if the CVAT applies to the Policy, under Death Benefit Option A, your Death Benefit will generally be the Face Amount. However, the Death Benefit may vary based on the Policy Value if the minimum death benefit is greater than the Face Amount under the Policy. Under Death Benefit Option B, your Death Benefit will always vary with the Policy Value. See “Death Benefit Options” for detailed information about each Death Benefit Option.
You should consult your Financial Intermediary for more information about which federal tax compliance test and death benefit option you should choose in light of your specific goals and circumstances.
The Death Benefit Proceeds are payable when Protective Life receives a properly completed claim form and Due Proof of Death of the Insured while the Policy is in force. The Death Benefit Proceeds will be paid to the Beneficiary, or Beneficiaries, in a lump sum, unless a Settlement Option has been selected. If there is more than one Beneficiary, each Beneficiary must submit instructions in Good Order specifying the manner in which they wish to receive their portion of the Death Benefit Proceeds. The Death Benefit Proceeds are determined as of the date of the Insured’s death and are moved to the general account until payment is made. Protective Life will pay interest on the Death Benefit Proceeds payable to each Beneficiary determined in accordance with applicable state law to the date of payment.

Death Benefit Options
Death Benefit Options Under Policies Complying with the Guideline Premium Limitation/Cash Value Corridor Test.   If the Policy is not issued under the Cash Value Accumulation Test, it will satisfy the Guideline Premium Limitation/Cash Value Corridor Test of federal tax law and the Death Benefit is determined as follows:
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Under Death Benefit Option A, the Death Benefit is the greater of: (1) the Face Amount under the Policy on the date of the Insured’s death, or (2) a specified percentage of the Policy Value on the date of the Insured’s death as indicated on a table set forth in Appendix A to the Prospectus.

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Under Death Benefit Option B, the Death Benefit is the greater of: (1) the Face Amount under the Policy plus the Policy Value on the date of the Insured’s death, or (2) a specified percentage of the Policy Value on the date of the Insured’s death as indicated on a table set forth in Appendix A to the Prospectus.

The specified percentage under both options is 250% when the Insured has reached an Attained Age of 40 or less by date of death, and decreases each year thereafter to 100% when the Insured has reached an Attained Age of 95 or greater at death. A table showing these percentages for Attained Ages 0 to 95 and examples of Death Benefit calculations for both Death Benefit Options are found in Appendix A to the Prospectus.
Under Death Benefit Option A, the Death Benefit remains level at the Face Amount unless the Policy Value multiplied by the specified percentage of Policy Value exceeds that Face Amount, in which event the Death Benefit varies as the Policy Value varies. Owners who are satisfied with the amount of their insurance coverage under the Policy and who prefer to have favorable investment performance and additional premiums reflected in higher Policy Value, rather than increased Death Benefits, generally should select Option A. Under Death Benefit Option B, the Death Benefit always varies as the Policy Value varies (although it is never less than the Face Amount). Owners who prefer to have favorable investment performance and additional premiums reflected in increased Death Benefits generally should select Option B.
Death Benefit Options Under Policies Complying with the Cash Value Accumulation Test.   If the Policy is issued under the Cash Value Accumulation Test, the Death Benefit is determined as follows:
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Under Death Benefit Option A, the Death Benefit is the greater of: (1) the Face Amount under the Policy on the date of the Insured’s death, or (2) the minimum death benefit described below.

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Under Death Benefit Option B, the Death Benefit is the greater of: (1) the Face Amount under the Policy plus the Policy Value on the date of the Insured’s death, or (2) the minimum death benefit described below.

The minimum death benefit at any time is the amount of level death benefit that the Policy Value would purchase if paid as a net single premium at such time. Such net single premium is determined according to the Cash Value Accumulation Test prescribed under Section 7702 of the Internal Revenue Code, as amended or its successor, if such amendment or successor is applicable to the Policy.
For purposes of determining this net single premium, the mortality charges taken into account generally are the maximum mortality charges guaranteed under the Policy. Such charges do not, however, exceed the maximum charges permitted to be taken into account under the Cash Value Accumulation Test of Section 7702. In determining the net single premium, the interest rate taken into account is the greater of an annual effective interest rate specified in the Code or the annual effective credited interest rate or rates guaranteed on issuance of the Policy. For purposes of calculating the Cash Value Accumulation Test, the Policy is deemed to mature on the date the Insured attains age 100, and the Policy Value deemed to exist on such date shall not exceed the least amount payable as a death benefit at any time under the Policy.
Owners who are satisfied with the amount of their insurance coverage under the Policy and who prefer to have favorable investment performance and additional premiums reflected in higher Policy Value, rather than increased Death Benefits, generally should select Option A. Under Death Benefit Option B, the Death Benefit always varies as the Policy Value varies (although it is never less than the Face Amount). Owners who prefer to have favorable investment performance and additional premiums reflected in increased Death Benefits generally should select Option B.
Examples of Death Benefit calculations for both Death Benefit Options under the Cash Value Accumulation Test are found in Appendix A to the Prospectus.
Changing Death Benefit Options
The Owner must indicate a Death Benefit Option in the application for the Policy. On or after the first Policy Anniversary, the Owner may change the Death Benefit Option on the Policy subject to the following rules. The request must be received in writing in Good Order at the Home Office. After any change, the Face Amount must be at least $100,000.

The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that Protective Life approves the request. Protective Life may require satisfactory evidence of insurability. All changes must be approved by Protective Life at the Home Office before they will be effective. Protective Life reserves the right to decline to change the Death Benefit Option if the change would cause the Policy to fail to qualify as a life insurance contract under the Internal Revenue Code.
When a change from Option A to Option B is made, the Face Amount after the change is effected will be equal to the Face Amount before the change less the Policy Value on the effective date of the change. When a change from Option B to Option A is made, the Face Amount after the change will be equal to the Face Amount before the change is effected plus the Policy Value on the effective date of the change.
Changing the Face Amount
On or after the first Policy Anniversary, the Owner may request a change in the Face Amount. The request must be received in writing in Good Order at the Home Office.
Increasing the Face Amount.   Any increase in the Face Amount must be at least $10,000 and an application must be submitted in Good Order. Protective Life reserves the right to require satisfactory evidence of insurability. In addition, the Insured’s current Attained Age must be less than the maximum Issue Age for the Policies, as determined by Protective Life from time to time. A change in planned periodic premiums may be advisable. See “Premiums Upon Increase in Face Amount.” The increase in Face Amount will become effective as of the date shown on the supplemental Policy Specifications Page (which will be sent to you), and the Policy Value will be adjusted to the extent necessary to reflect a Monthly Deduction as of the effective date based on the increase in Face Amount. When the Policy’s lapse protection is in effect, the Policy’s Minimum Monthly Premium amount will also generally be increased.
An administrative fee will be charged for the first twelve months following an increase in the Face Amount.
As with the Policy itself, a Face Amount increase is subject to a cancellation privilege. Therefore, the Owner may exercise the privilege by canceling any increase in Face Amount within the prescribed Cancellation Period. In such an event, unless the Owner requests otherwise, an amount will be refunded (i.e., credited back to the Policy Value) above except that if no additional premiums were required in connection with the Face Amount increase, then the amount refunded is limited to that portion of the first Monthly Deduction following the increase that is attributable to cost of insurance charges for the increase and the monthly administrative fee for the increase. Increasing the Face Amount of the Policy may increase the Death Benefit and may have the effect of increasing monthly cost of insurance charges. Increasing the Face Amount may also have tax consequences. See “Tax Considerations — Other Considerations.” Please consult your tax advisor.
Decreasing the Face Amount.   If a decrease in the Face Amount would result in total premiums paid exceeding the premium limitation prescribed under current tax law to qualify your Policy as a life insurance contract, Protective Life will immediately return to you the amount of such excess above the premium limitation. Although Protective Life will attempt to notify an Owner if a decrease in the Face Amount will cause a Policy to be considered a modified endowment contract, we will not automatically return premium. See “Tax Considerations — Policies which are MECs.”
Protective Life reserves the right to decline a request to decrease the Face Amount if compliance with the Guideline Premium Limitation under current tax law resulting from such a decrease would result in the Policy failing the definition of life insurance, or if to effect the requested decrease, payments to the Owner would have to be made from Policy Value for compliance with the Guideline Premium Limitation, and the amount of such payments would exceed the Surrender Value under the Policy.
The Face Amount after any decrease must be at least $100,000. Protective Life prohibits any elected decrease in Face Amount (1) for the first 3 Policy Years; (2) for 3 years following an increase in Face Amount; and (3) for one Policy Year following the last decrease in Face Amount. If the Initial Face Amount of the Policy has been increased prior to the requested decrease, then the decrease will first be applied against any previous increases in Face Amount in the reverse order in which they occurred. The decrease will then be applied to the Initial Face Amount. A decrease in Face Amount will become effective on the Monthly Anniversary Day that coincides with or next follows receipt and acceptance of a request at the Home Office.
Decreasing the Face Amount of the Policy may reduce the Death Benefit and may have the effect of decreasing monthly cost of insurance charges.Decreasing the Face Amount also may have tax consequences. See “Tax Considerations — Certain Distributions Required by the Tax Law in the First 15 Years.”
Settlement Options
The Company offers a variety of ways of receiving proceeds payable under the Policy, such as on surrender or death, other than in a lump sum. Any sales representative authorized to sell this Policy can further explain these settlement options upon request. All of these settlement options are forms of fixed-benefit annuities, which do not vary with the investment performance of a separate account. Under each of the fixed-benefit settlement options, no surrender or withdrawal may be made once payments have begun.
The following settlement options may be elected.
Option 1 — Payment for a Fixed Period.   Equal monthly payments will be made for any period of up to 30 years. The amount of each payment depends on the total amount applied, the period selected and the monthly payment rates Protective Life is using when the first payment is due.
Option 2 — Life Income with Payments for a Guaranteed Period.   Equal monthly payments are based on the life of the named annuitant. Payments will continue for the lifetime of the annuitant with payments guaranteed for 10 or 20 years. Payments stop at the end of the selected guaranteed period or when the named person dies, whichever is later.
Option 3 — Interest Income.   Protective Life will hold any amount applied under this option. Interest on the unpaid balance will be paid each month at a rate determined by Protective Life. This rate will not be less than the equivalent of 1% per year.
Option 4 — Payments for a Fixed Amount.   Equal monthly payments will be made of an agreed fixed amount. The amount of each payment may not be less than $10 for each $1,000 applied. Interest will be credited each month on the unpaid balance and added to it. This interest will be at a rate set by us, but not less than an effective rate of 1% per year. Payments continue until the amount Protective Life holds runs out. The last payment will be for the balance only.
Minimum Amounts.   Protective Life reserves the right to pay the total amount of the Policy in one lump sum, if less than $5,000. If monthly payments are less than $50, payments may be made quarterly, semi-annually, or annually at Protective Life’s option.
Other Requirements.   Settlement options must be elected by Written Notice in Good Order received by Protective Life at the Home Office. The Owner may elect settlement options during the Insured’s lifetime; Beneficiaries may elect settlement options thereafter if Death Benefit Proceeds are payable in a lump sum. The effective date of an option applied to Death Benefit Proceeds is the date the Due Proof of Death of the Insured is received at the Home Office. The effective date of an option applied to Surrender Value is the effective date of the surrender where a settlement option has been elected. We will pay the Death Benefit Proceeds to the Beneficiary in a lump sum, unless a Settlement Option has been selected. If the Primary or Contingent Beneficiary is not living, or if no Beneficiary has been designated, We will pay the Owner or Owner’s estate.
If Protective Life has available, at the time a settlement option is elected, options or rates on a more favorable basis than those guaranteed, the higher benefits will apply.
Escheatment of Death Benefit
Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of 3 to 5 years from the date the Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, Protective Life is still unable to locate the Beneficiary of the Death Benefit, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim the Death Benefit with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means to the Home Office.
OTHER BENEFITS AVAILABLE UNDER THE POLICY
In addition to the standard Death Benefits associated with your Policy, other standard and optional benefits may also be available to you. The following table summarizes information about these optional benefits. Information about the fees associated with each benefit included in the table may be found in the Fee Table.

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Name of Benefit	Purpose	Is Benefit Standard or Optional?	Brief Description of Restrictions/Limitations
Terminal Illness Accelerated Death Benefit Endorsement	Provides for an accelerated death benefit payment (with certain exclusions), to the Owner if the Insured has a qualifying terminal illness.	Standard
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Maximum aggregate amount of payments that will be paid under this rider for all policies issued by the Company or an affiliate company on the life of the same insured person is equal to:

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The lesser of 60% of the current face amount of the Policy or $1,000,000; minus

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Any outstanding lien amount against the Policy resulting from any other accelerated death benefit rider or endorsement attached to the Policy.

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Minimum acceleration permitted is $15,000

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The Death Benefit will be reduced by the amount of any acceleration taken, plus accumulated interest.

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Any acceleration taken will reduce the amount available for Policy Loans and withdrawals.

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Name of Benefit	Purpose	Is Benefit Standard or Optional?	Brief Description of Restrictions/Limitations
Lapse Protection Endorsement	Guarantees that your Policy will not Lapse during the lapse protection period set forth in your Policy Schedule.	Standard
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Minimum monthly premium will vary by Policy benefits, Issue Age, sex and rate class of the Insured.

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Protection is only effective:

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20 years for issue ages 0-49,

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to attained age 70 for issue ages 50-64,

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5 years for issue ages 65-80

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If on any Monthly Anniversary Day, the total premiums paid less any Withdrawals and Policy Debt, does not equal or exceed the Accumulated Minimum Monthly Guarantee Amount, this provision will terminate.

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Any change in the benefits provided by this Policy, made subsequent to the Policy Effective Date and during the lapse protection period, may result in a change to the Minimum Monthly Guarantee Amount.

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Name of Benefit	Purpose	Is Benefit Standard or Optional?	Brief Description of Restrictions/Limitations
Overloan Protection Endorsement	Policy will not Lapse due to an outstanding Policy loan in certain circumstances.	Standard
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Policy must be in force at least 20 Policy Years.

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Insured’s Attained Age must be at least 65;.

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Withdrawals in an amount equal to the total premiums paid must have been taken;.

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Policy Debt must exceed the Face Amount and be at least 95% of the Cash Value.

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Not available if accelerated benefits have been received or if Monthly Deductions are being waived or premiums credited under any endorsement or rider attached to the Policy.

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Not available if the resulting Death Benefit is not compliant with our reasonable interpretation of the Code.

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Not available if the Policy is a modified endowment contract (“MEC”).

Accidental Death Benefit Rider	Provides an additional death benefit payable if Insured’s death results from certain accidental causes.	Optional
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Insured under the base Policy must be between the ages of 15 and 60.

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The minimum amount of coverage is $1,000.

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Maximum amount of coverage is $250,000 for the Company and affiliates’ policies in force and applied for.

Children’s Term Life Insurance Rider	Provides a death benefit payable on the death of a covered child.	Optional
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Insured under the base Policy must be between the ages of 15 and 64 to elect this rider. Coverage expires at age 75.

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Maximum amount of coverage is $25,000 for the Company and affiliates’ policies in force and applied for.

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The minimum amount of coverage is $1,000.

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Name of Benefit	Purpose	Is Benefit Standard or Optional?	Brief Description of Restrictions/Limitations
ExtendCare Chronic Illness Accelerated Death Benefit Rider	Allows Owner to request a monthly or annual accelerated payment of part of the Policy’s Death Benefit when we receive a written certification from a licensed health care practitioner that Insured has a qualifying chronic illness that is expected to last 90 or more days.	Optional
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Can only be added at the time of Policy issue.

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There is a minimum base Policy Face Amount of $100,000 and a maximum base Policy Face Amount of $5,000,000.

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Maximum monthly benefit cannot exceed 5% of the base Policy Face Amount.

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Insured under the base Policy must be between the ages of 20 and 80 to elect this rider.

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Death Benefit Option A must be in effect in order to receive benefit payments under the rider.

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Any irrevocable Beneficiaries or assignees of record must give written consent for benefit payments to be made.

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The rider is subject to a Lifetime Maximum Benefit and a Monthly Maximum Benefit.

Income Provider Option Pre-Determined Death Benefit Payout Endorsement	Converts the payment of Death Benefit Proceeds to the Beneficiary from a single lump sum to a series of payments pursuant to a specified payment schedule.	Optional
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Can only be added at the time of Policy issue.

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You may not make a change to the Death Benefit Payment Schedule that lengthens the overall duration of payments.

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A Beneficiary cannot change the Death Benefit Payment Schedule or elect a single lump sum after the death of the Insured.

Protected Insurability Benefit Rider	Provides the right to increase the Face Amount of your Policy at designated option dates at Insured’s age 25, 28, 31, 34, 37 and 40 without evidence of insurability.	Optional
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Can only be added at the time of Policy issue.

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The maximum amount of coverage is $50,000 for the Company and affiliates’ policies in force and applied for.

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The minimum amount of coverage is $10,000.

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Insured under the base policy must be between the ages of 0 and 37. Coverage expires at age 40.

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Name of Benefit	Purpose	Is Benefit Standard or Optional?	Brief Description of Restrictions/Limitations
Waiver of Specified Premium Rider	Provides for the crediting of a specified premium to a Policy on each Monthly Anniversary during the total disability of the Insured.	Optional
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Insured under the base Policy must be between the ages of 15 and 55 at the time the rider is issued. Coverage expires at age 65.

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Insured must be disabled for at least six consecutive months, and the disability must have begun prior to the Policy Anniversary nearest the Insured’s 65th birthday.

Dollar-Cost Averaging	Allows for the systematic transfer of specified dollar amounts from a Sub- Account or the Fixed Account to one or more other specified Sub- Accounts.	Standard	• No transfers may be made into the Fixed Account. • Dollar-cost averaging may be elected for periods of at least 6 months and no longer than 48 months.
Portfolio Rebalancing	Allows for the automatic transfer, on a regular basis, of Variable Account Value among specified Sub-Accounts to maintain a specified percentage allocation of Variable Account Value.	Standard	• Rebalancing transfers cannot be made into Fixed Account. • Minimum Variable Account Value of $100 required.
Policy Loans	Allows Owner to borrow from the Policy’s Cash Value.	Standard
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Not available during the first Policy Year.

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Maximum loan amount is 99% of Cash Value.

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Minimum loan amount is $500.

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Certain policy loans may be taxable. You should consult a tax adviser as to the tax consequences of taking a policy loan.

SUPPLEMENTAL RIDERS AND ENDORSEMENTS
The following supplemental riders and endorsements may be available to be added to your Policy subject to state availability. Monthly charges, if applicable, for these riders will be deducted from your Policy Value as part of the monthly deduction. See “Monthly Deduction.” The supplemental riders and endorsements available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account. Additional rules and limits apply to these supplemental riders. Not all such riders may be available at any time, and supplemental riders in addition to those listed below may be made available. The ExtendCare Chronic Illness Accelerated Death Benefit Rider, the Protected Insurability Benefit Rider, and the Income Provider Option Pre-Determined Death Benefit Payout Endorsement may only be purchased or added at the time the Policy is issued. The Overloan Protection Endorsement, the Lapse Protection Endorsement, and the Terminal Illness Accelerated Death Benefit Endorsement are automatically added to all Policies at the time of issue. The Children’s Term Life Insurance Rider, the Accidental Death Benefit Rider and the Waiver of Specified Premium Rider may be added at the time of Policy issue or after issue, subject to availability and additional underwriting. Please ask your Protective Life agent for further information, or contact the Home Office.
Children’s Term Life Insurance Rider.   Provides a death benefit payable on the death of a covered child. More than one child can be covered. There is no cash value under this rider. The minimum amount of coverage is $1,000 and the maximum is $25,000 for the Company and affiliates’ policies in force and applied for. The Insured under the base Policy must be between the ages of 15 and 64 to elect this rider.
Accidental Death Benefit Rider.   Provides an additional death benefit payable if the Insured’s death results from certain accidental causes. There is no cash value under this rider. The minimum amount of coverage is $1,000 and the maximum is $250,000 for the Company and affiliates’ policies in force and applied for. The Insured under the base Policy must be between the ages of 15 and 60 to elect this rider.
Waiver of Specified Premium Rider.   Provides for the crediting of a specified premium to a Policy on each Monthly Anniversary during the total disability of the Insured. After the Insured has been totally disabled (as defined in the rider) for six consecutive months, Protective Life will credit premiums to the Policy equal to the specified premium amount shown in the Policy multiplied by the number of Monthly Anniversary Days that have occurred since the onset of total disability. The disability must have begun prior to the Policy Anniversary nearest the Insured’s 65th birthday. Monthly Anniversary Days that occur more than one calendar year prior to the date that we receive a claim under a rider are not included for the purpose of this calculation. Subsequent to the time that the Insured has been totally disabled for six months, we will credit a premium equal to the specified premium amount on each Monthly Anniversary Day. The Owner may change the specified premium amount by Written Notice in Good Order received by Protective Life at the Home Office after the first Policy Anniversary and before the Insured becomes totally disabled. Increases are subject to evidence of insurability. The Insured under the base Policy must be between the ages of 15 and 55 to elect this rider.
Example: Assume a 45 year old male non-smoker purchases a Policy with a $100,000 Face Amount and purchases the Waiver of Specified Premiums Rider. At age 55, the insured has a covered total disability while the rider is in force. The Company receives proof of disability and waives the Policy monthly specified premiums for 6 months. During this time, the Policy deductions continue to be in effect.
ExtendCare Chronic Illness Accelerated Death Benefit Rider (not available in all states)
This rider allows the Owner to request a monthly or annual accelerated payment of part of the Policy’s Death Benefit when we receive a written certification from a licensed health care practitioner that the Insured has a qualifying chronic illness that is expected to last 90 or more days (the”Certification”). A qualifying chronic illness is an illness or condition that (1) prevents the Insured from performing at least two activities of daily living, such as eating, bathing, or dressing, without substantial assistance or (2) requires substantial supervision of the Insured to protect them from threats to their health and safety due to severe cognitive impairment. The licensed health care practitioner who provides the Certification can be a physician, registered professional nurse or licensed social worker, but cannot be the Owner or Insured or a family member of either the Owner or Insured. We reserve the right to require that the Insured be examined by a licensed health care practitioner chosen by us.
Under the ExtendCare Chronic Illness Accelerated Death Benefit Rider, Protective Life makes either 12 monthly payments or a single lump sum payment to the Owner for a 12-month period, known as a “Benefit Period.” The initial Benefit Period begins on the first Monthly Anniversary after we approve an Owner’s written request for accelerated payments and all conditions under the rider for benefit payments to be made have been met. Each subsequent Benefit Period begins on the first Monthly Anniversary following (1) the end of the most recent prior Benefit Period, (2) our receipt of the Certification for the new Benefit Period, and (3) when all other conditions under the rider for benefit payments to be made have been met. In addition to our receipt of the Owner’s written request for accelerated payments and the Certification, for each Benefit Period the conditions noted below must be met for the Owner to receive benefit payments under this rider.
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The Insured is alive.

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Both the Policy and the rider are inforce.

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We received a written consent from any irrevocable Beneficiaries or assignees of record of the Policy to allow benefit payments to be made to the Owner.

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90 consecutive days from the date we receive the Certification (the “Elimination Period”) has passed. For Benefit Periods after the initial Benefit Period, this requirement does not apply if less than 30 days have passed from the date of the end of the prior Benefit Period and the date we receive the Certification for the new Benefit Period.

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The Insured has a qualifying chronic illness at the time a benefit payment is made.

6.
Death Benefit Option A is in effect. If the Owner did not elect Death Benefit Option A, we will change the Death Benefit Option under the Policy to Death Benefit Option A prior to our payment of the first benefit payment under this rider. We do not allow any further changes to the Death Benefit Option during a Benefit Period.

For each Benefit Period, the Owner can elect to receive a benefit payment each month or a single lump sum payment at the beginning of the Benefit Period. The lump sum payment is equal to the present value of each monthly benefit payment payable during the Benefit Period. The rider is subject to both a Lifetime Maximum Benefit and a Monthly Maximum Benefit. The information necessary to determine these amounts is set forth in the Policy schedule and the rider.
The Owner or Insured is responsible for the cost of the Certification for the initial Benefit Period. We will cover the cost of the Certification for any subsequent Benefit Period. We begin deducting a monthly charge upon issuance of this rider based, in part, on a maximum monthly benefit amount selected by the Owner at the time of Policy issue. During a Benefit Period, all monthly deductions required to maintain the Policy will be waived. If the Insured is certified as chronically ill for three consecutive Benefit Periods, the monthly deductions will be waived for as long as the Policy is in force. It is possible that for tax purposes some or all of the charge for the ExtendCare Chronic Illness Accelerated Death Benefit Rider could be treated as a withdrawal from the Policy. See “Tax Considerations.”
We must receive any written request for benefit payments, to change the amount of monthly benefit payments or to receive a single lump sum benefit payment for a Benefit Period in Good Order at our Home Office.
The minimum Policy Face Amount to elect this rider is $100,000 and the maximum is $5,000,000. The maximum monthly benefit cannot exceed 5% of the Policy Face Amount. Typically, this will force a minimum Face Amount higher than $100,000 at monthly amounts greater than $5,000 or the current IRS per diem limit. The Insured under the base Policy must be between the ages of 20 and 80 to elect this rider.
Example: Assume a 45 year old male non-smoker purchases a Policy with a $100,000 Face Amount and purchases the ExtendCare Rider with a benefit amount of  $5,000 for a monthly cost of  $4.24. In 10 years, while the insured is still alive and the rider and the Policy are still in force, the insured is diagnosed with a chronic illness that prevents them from performing at least two activities of daily living and that is expected to persist for at least 90 days. Once The Company receives written certification from a licensed health care professional and after a 90 day waiting period, the insured will receive either monthly benefits of  $5,000 or a lump sum of the present value of the 12 monthly payments as an accelerated payment of part of the Policy’s Death Benefit. The payments will continue for each 12 month Benefit Period where the insured can certify that they are still chronically ill. The insured’s Death Benefit will be reduced dollar for dollar by the amount of payments they receive. So if they are chronically ill for one year and take monthly benefits, they will have received $60,000 in accelerated benefits. If the insured dies after that, the death benefit will be $40,000.
Protected Insurability Benefit Rider.   Provides the right to increase the Face Amount of your Policy at designated option dates at Insured’s age 25, 28, 31, 34, 37 and 40 without evidence of insurability. The minimum amount of coverage is $10,000 and the maximum is $50,000. Fees associated with this rider stop at Insured’s age 40.
Example: Assume a 25 year old male non-smoker purchases a Policy with a $100,000 Face Amount and purchases the Protected Insurability Benefit Rider. While the rider is in force at age 31, the Insured purchases an additional $50,000 in coverage with no required underwriting or proof of insurability, but with a change to the monthly deduction specified premium. If the Insured dies after the purchase while the Policy is still in force, the death benefit would be $150,000.
Overloan Protection Endorsement.   Under the provisions of this endorsement, your Policy will not Lapse due to an outstanding Policy loan and the Death Benefit will be at least $10,000 as long as all of the terms and conditions of the endorsement are met:
1.
The Policy has been in force at least 20 Policy Years;

2.
The Insured’s Attained Age is at least 65;

3.
Withdrawals in an amount equal to the total premiums paid have been taken;

4.
The Policy Debt is at least 95% of the Cash Value;

5.
The Policy Debt exceeds the Face Amount;

6.
Accelerated benefits have not been received under any endorsement or rider attached to your Policy;

7.
Monthly Deductions or premiums are not being credited or waived under any endorsement or rider attached to your Policy;

8.
Invoking this benefit does not result in a death benefit that is not compliant with our reasonable interpretation of the Code; and

9.
The Policy is not a modified endowment contract.

When the Policyholder chooses to exercise the benefit under the Overloan Protection Endorsement, we deduct a charge equal to the lesser of the Policy Value minus Policy Debt or 5% of the Policy Value.
Example: Assume a 45 year old male non-smoker purchases a Policy with a $100,000 Face Amount. The Overloan Protection Endorsement is automatically added. At age 70, the insured has been taking loans from his policy so that the Policy Debt is more than 99% of the policy value and the Debt exceeds the Face Amount of the Policy. The insured has taken the maximum amount of withdrawals, the amount equal to their total premiums paid. At this point, any riders on the Policy will be terminated and any Variable Account Value will be transferred to the Fixed Account. In addition, no policy transactions or withdrawals will be allowed. The policy will remain in force and if they die while the endorsement is still in force, the Death Benefit will be the policy value minus the policy debt, with a minimum value of  $10,000.
Income Provider Option Pre-Determined Death Benefit Payout Endorsement. (not available in all distribution channels)   The endorsement converts the payment of Death Benefit Proceeds to the Beneficiary from a single lump sum to a series of payments pursuant to a specified payment schedule that describes the amount, frequency, and duration of payment of the Death Benefit Proceeds. If the Death Benefit is adjusted under the Policy while the Insured is living, the amounts shown in the payment schedule will be adjusted pro-rata. The Owner may choose to change the payment schedule or elect a lump sum payment of the Death Benefit Proceeds prior to the Insured’s death, but the Beneficiary will not be able to change the payment schedule after the Insured’s death. The Owner may not make a change to the Death Benefit Payment Schedule that lengthens the overall duration of the payment schedule.
Example: Assume a 45 year old male non-smoker purchases a Policy with a $100,000 Face Amount and adds the Income Provider Option Pre-Determined Death Benefit Payout Endorsement. When the insured dies, the beneficiary will receive a series of payments specified at the time of Policy issue.
Lapse Protection Endorsement.   The endorsement guarantees that your Policy will not Lapse during the lapse protection period set forth in your Policy Schedule, if for each month that the Policy has been inforce, the total premiums paid (less any withdrawals or Policy loans) is equal to, or greater than, the Minimum Monthly Guarantee Amount multiplied by the number of completed Policy months, including the current month, since the Policy Effective Date. The Minimum Monthly Guarantee Amount is based upon the Company’s anticipated cost of providing lapse protection on a specific Policy for the stated lapse protection period. This amount varies with Policy benefits, Issue Age, sex and rate class of the Insured. Any change in the benefits provided by this Policy, made subsequent to the Policy Effective Date and during the lapse protection period, may result in a change to the Minimum Monthly Guarantee Amount. The lapse protection provision is effective during the first 20 Policy Years (if the Insured’s Issue Age is 0 through 49), up to attained age 70 (if the Insured’s Issue Age is 50-64), or during the first 5 Policy Years (for Insured’s Issue Age 65 and above). If on any Monthly Anniversary Day, the total premiums paid less any withdrawals and Policy Debt, does not equal or exceed the Accumulated Minimum Monthly Guarantee Amount this provision will terminate.
Example: Assume a 45 year old male preferred non-smoker purchases a Policy with a $100,000 Face Amount. The Lapse Protection Endorsement is included on the Policy. The Policy specifies a Monthly Guarantee Premium of  $42.00. The owner makes an initial premium payment of  $45.00.
On the 24th monthly anniversary, assume the owner has made 24 subsequent premium payments of the same amount and taken no partial surrenders or Policy Loans. The total of the actual premiums paid for the Policy is $1,080 (the amount of the initial premium payment plus the amount of the subsequent premium payments). Because there have been no partial surrenders and there is no Outstanding Debt, the net premiums paid is equal to $1,080.
The amount of premiums required to meet the endorsement conditions is $1,008 (the Monthly Guarantee Premium amount specified in the Policy multiplied by the number of months since the Policy date).
Because the net premiums paid exceed the amount of premiums required, the conditions have been met on this monthly anniversary day and the rider remains in effect. If the Cash Value of the Policy is reduced to zero at this time and the insured dies, the death benefit will still be the Face Amount of  $100,000.
Assume instead that on the 24th monthly anniversary, the owner missed the last two premium payments. The net premiums paid is then equal to $990. Because the net premiums paid is now less than the amount of premiums required, the owner must pay additional premiums of at least $18.00 within the 60 day grace period to keep the Policy in effect. If the endorsement terminates and the insured dies while the Cash Value of the Policy is zero, the death benefit will be $0.
Terminal Illness Accelerated Death Benefit Endorsement.   The endorsement provides for an accelerated death benefit payment to the Owner if the Insured has a qualifying terminal illness and all of the terms and conditions of the endorsement are met. The accelerated death benefit is based on a portion of the current Face Amount and is subject to a maximum accelerated death benefit. The minimum acceleration permitted is $15,000. There is no cost or charge for the endorsement. However, a lien equal to the accelerated death benefit payment is established against the Policy and accumulates interest.
The primary impact of the lien and any accumulated interest is a reduction in the amount of the Death Benefit by the amount of the lien plus accumulated interest. The insured’s Death Benefit is reduced dollar-for-dollar by the amount of payments received and accumulated interest under the accelerated death benefit.The lien also reduces the amount available for loans and withdrawals. Consult your sales representative and review the endorsement for limitations, terms and conditions.
The maximum aggregate amount of payments that will be paid under this rider for all policies issued by the Company or an affiliate company on the life of the same insured person is equal to:
•
the lesser of 60% of the current face amount of the Policy or $1,000,000; minus

•
any outstanding lien amount against the Policy resulting from any other accelerated death benefit rider or endorsement attached to the Policy.

Example: Assume a 45 year old male non-smoker purchases a policy with a $200,000 Face Amount. The Terminal Illness Death Benefit Endorsement is automatically added. If at age 75 the insured is diagnosed with a terminal illness (by the definition in the rider) and the rider is in force, then the insured can access up to $120,000 of the death benefit.
TRANSFERS
Upon receipt of Written Notice in Good Order to Protective Life at the Home Office you may transfer the Fixed Account Value or any Policy Value in a Sub-Account to other Sub-Accounts or the Fixed Account, subject to certain restrictions described below. Transfer requests (including telephone transfer requests — described below) received at the Home Office before 3:00 P.M. Central Time are processed as of the Valuation Day the request is received. Requests received in Good Order at or after 3:00 P.M. Central Time are processed as of the next Valuation Day. Protective Life may, however defer transfers under the same conditions that payment of Death Benefit Proceeds, withdrawals and surrenders may be delayed. See “Suspension or Delay of Payments.” The minimum amount that may be transferred is the lesser of  $100 or the entire amount in any Sub-Account or the Fixed Account from which the transfer is made. If, after the transfer, the amount remaining in a Sub-Account(s) or the Fixed Account would be less than $100, Protective Life reserves the right to transfer the entire amount instead of the requested amount. Protective Life reserves the right to restrict the maximum amount which may be transferred from the Fixed Account in any Policy Year. The maximum is currently the greater of  $2,500 or 25% of the Fixed Account Value. Due to this limitation, if you want to transfer all of your Policy Value from the Fixed Account to the Variable Account, it may take several years to do so. Protective Life reserves the right to limit transfers to 12 per Policy Year. For each additional transfer over 12 in any Policy Year, Protective Life reserves the right to charge a transfer fee. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. The transfer fee, if any, is deducted from the amount being transferred. Protective Life reserves the right to terminate, suspend or modify transfer privileges at any time.
Limitations on frequent transfers, including “market timing” transfers.   Frequent transfers may involve an effort to take advantage of the possibility of a lag between a change in the value of a Fund’s portfolio securities and the reflection of that change in the Fund’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of a Fund at a price that does not reflect the current market value of the portfolio securities of the Fund, and then to realize a profit when the Fund shares are sold the next Valuation Day or thereafter.
When you request a transfer among the Sub-Accounts, your request triggers the purchase and redemption of Fund shares. Frequent transfers cause frequent purchases and redemptions of Fund shares. Frequent purchases and redemptions of Fund shares can cause adverse effects for a Fund, Fund shareholders, the Variable Account, other Owners, beneficiaries or Owners of other variable life insurance policies we issue that invest in the Variable Account. Frequent transfers can result in the following adverse effects:
•
Increased brokerage trading and transaction costs;

•
Disruption of planned investment strategies;

•
Forced and unplanned liquidation and portfolio turnover;

•
Lost opportunity costs; and

•
Large asset swings that decrease the Fund’s ability to provide maximum investment return to all Policy Owners.

In order to try to protect our Policy Owners and the Funds from the potential adverse effects of frequent transfer activity, the Company has implemented certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent frequent, short-term transfer activity that may adversely affect the Funds, Fund shareholders, the Variable Account, other Policy Owners’ beneficiaries and Policy Owners of other variable life policies we issue that invest in the Variable Account.
We monitor transfer activity in the Policies to identify frequent transfer activity in any Policy. Our current Market Timing Procedures are intended to detect transfer activity in which the transfers exceed a certain dollar amount and a certain number of transfers involving the same Sub-Accounts within a specific time period. We regularly review transaction reports in an attempt to identify transfers that exceed our established parameters. We do not include transfers made pursuant to the dollar-cost averaging and Portfolio Rebalancing programs when monitoring for frequent transfer activity.
When we identify transfer activity exceeding our established parameters in a Policy or group of Policies that appear to be under common control, we suspend non-written methods of requesting transfers for that Policy or group of Policies. All transfer requests for the affected Policy or group of Policies must be made by Written Notice in Good Order to the Home Office. We notify the affected Policy Owner(s) in writing of these restrictions.
In addition to our Market Timing Procedures, the Funds may have their own market timing policies and restrictions. While we reserve the right to enforce the Funds’ policies and procedures, Owners and other persons with interests under the Policies should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds. However, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.
Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund’s investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Funds because of the Fund’s refusal or restriction on purchases or redemptions. We will notify the Policy Owner(s) of any refusal or restriction on a purchase or redemption by a Fund relating to that Policy Owner’s transfer request. Some Funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual Fund shares within a certain number of business days after purchase). We also reserve the right to implement, administer, and collect any redemption fees imposed by any of the Funds. You should read the prospectus of each of the Funds for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Funds, and to impose redemption fees.
We apply our Market Timing Procedures consistently to all Policy Owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.
Policy Owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of Policy Owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.
Reservation of Rights
Protective Life reserves the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges (including telephone transfers) at any time, for any class of Policies, for any reason. In particular, we reserve the right not to honor transfer requests by a third party holding a power of attorney from an Owner where that third party requests simultaneous transfers on behalf of the Owners of two or more Policies. In the event Protective Life chooses to exercise these rights, we will notify the affected Owners in writing or through a supplement to this Prospectus.
Telephone Transfers
Transfers may be made upon instructions given by telephone, provided the appropriate election has been made on the application or written authorization is provided.
Protective Life will confirm all transfer instructions communicated by telephone. For telephone transfers we require a form of personal identification prior to acting on instructions received by telephone. We also make a tape-recording of the instructions given by telephone. If we follow these procedures we are not liable for any losses due to unauthorized or fraudulent instructions. Protective Life reserves the right to suspend telephone transfer privileges at any time for any class of Policies.
A number of telephonic or electronic services may be available or become available in the future. Telephone and online transfers, and transfers via facsimile, may not always be available. Telephone and computer systems, whether yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your transfer request in writing to the Home Office.
Dollar-Cost Averaging
If you elect at the time of application or at any time thereafter by Written Notice in Good Order to Protective Life at the Home Office, you may systematically and automatically transfer, on a monthly or quarterly basis, specified dollar amounts from a Sub-Account (“Source Sub-Account”) or the Fixed Account to one or more other specified Sub-Accounts, subject to the following restriction: no transfers may be made into the Fixed Account. This is known as the dollar-cost averaging method of investment. By transferring on a regularly scheduled basis as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations in Sub-Account unit values. Protective Life, however, makes no guarantee that the dollar-cost averaging method will result in a profit or protect against loss.
To elect dollar-cost averaging, Policy Value in the Source Sub-Account or the Fixed Account must be at least $5,000 at the time of election. Automatic transfers for dollar-cost averaging are subject to all transfer restrictions other than the maximum transfer amount from the Fixed Account restriction and limits on frequent transfer activity. You may elect dollar cost averaging for periods of at least 6 months but no longer than 48 months. At least $100 must be transferred each month or $300 each quarter. Dollar-cost averaging transfers may commence on any day of the month that you request except the 29th, 30th, or 31st. If no day is selected, transfers will occur on the Monthly Anniversary Day. We have the right to restrict these transfers until 6 days after the end of the Cancellation Period.
Once elected, Protective Life will continue to process dollar-cost averaging transfers until the earlier of the following: (1) the number of designated transfers has been completed, (2) the Policy Value in the appropriate source Sub-Account or the Fixed Account is depleted, (3) the Owner, by Written Notice received by Protective Life at the Home Office, instructs Protective Life to cease the automatic transfers, (4) a grace period begins under the Policy, or (5) the maximum amount of Policy Value has been transferred under a dollar-cost averaging election.
Automatic transfers made to facilitate dollar-cost averaging will not count toward the 12 transfers permitted each Policy Year if Protective Life elects to limit the number of transfers or impose the transfer fee. Protective Life reserves the right to discontinue offering automatic dollar-cost averaging transfers upon 30 days written notice.
Portfolio Rebalancing
At the time of application or at any time thereafter by Written Notice in Good Order to Protective Life, you may instruct Protective Life to automatically transfer, on a quarterly, semi-annual or annual basis, your Variable Account Value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account Value among such Sub-Accounts (“Portfolio Rebalancing”). Such percentage allocations must be in whole numbers and must allocate amounts only among the Sub-Accounts. No amounts will be transferred to the Fixed Account as part of Portfolio Rebalancing. A minimum Variable Account Value of  $100 is required for Portfolio Rebalancing. Unless you instruct otherwise when electing rebalancing, the percentage allocation of your Variable Account Value for Portfolio Rebalancing will be based on your premium allocation instructions in effect at the time of rebalancing. Any allocation instructions, including Portfolio Rebalancing allocation instructions, that you give us that differ from your then current Net Premium allocation instructions will be deemed to be a request to change your Net Premium allocation. Portfolio Rebalancing may commence on any day of the month that you request except the 29th, 30th or 31st. If no day is selected, rebalancing will occur on each applicable Monthly Anniversary Day. We have the right to restrict Portfolio Rebalancing until six days after the end of the Cancellation Period.
Once elected, Portfolio Rebalancing begins on the first quarterly, semi-annual or annual anniversary following election. You may change or terminate Portfolio Rebalancing by Written Notice in Good Order received by Protective Life at the Home Office, or by telephone if you have previously authorized us to take telephone instructions. If Protective Life elects to limit the number of transfers or impose the transfer fee Portfolio Rebalancing transfers will not count as one of the 12 free transfers available during any Policy Year. Protective Life reserves the right to discontinue Portfolio Rebalancing upon 30 days written notice.
Note: You may elect Portfolio Rebalancing while at the same time you transfer from a Source Sub-Account specified dollar amounts to other specified Sub-Accounts under the Dollar-Cost Averaging program. If you select as your Source Sub-Account a Sub-Account rather than the Fixed Account, however, the Portfolio Rebalancing program may reallocate amounts transferred from the Source Sub-Account back to that Source Sub-Account based on your Portfolio Rebalancing allocation instructions, and thereby undermine to some degree your selection of the Source Sub-Account as a Sub-Account from which transfers under the Dollar-Cost Averaging program would be made. Conversely, transfers under the Dollar-Cost Averaging program may cause your allocation of Variable Account Value among the Sub-Accounts to differ from the percentage allocations you specify in your Portfolio Rebalancing allocation instructions. Accordingly, we recommend that you consult with your financial professional before electing Portfolio Rebalancing while at the same time engaging in Dollar-Cost Averaging.
SURRENDERS AND WITHDRAWALS
Surrender Privileges
At any time while the Policy is still in force and while the Insured is still living, you may surrender your Policy for its Surrender Value. Surrender Value is determined as of the end of the Valuation Period during which the Written Notice in Good Order requesting the surrender, the Policy and any other required documents are received by Protective Life at the Home Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. Protective Life will process any surrender request in Good Order received at the Home Office at or after the end of the Valuation Period on the next Valuation Day. The Surrender Value is paid in a lump sum unless the Owner requests payment under a settlement option. Payment is generally made within 7 calendar days. All coverage and optional benefits will end on the effective date of surrender of the Policy. No Death Benefits will be paid after the effective date of the Policy surrender. A Policy which terminates upon surrender cannot later be reinstated. Surrenders may have tax consequences. See “Tax Considerations.” in the Prospectus.)
Withdrawal Privileges
At any time after the first Policy Year, an Owner, by Written Notice in Good Order received at the Home Office, may make a withdrawal of Surrender Value of not less than $500. Protective Life will withdraw the amount requested, plus a withdrawal charge from unloaned Policy Value as of the end of the Valuation Period during which the Written Notice in Good Order is received at the Home Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time.
Protective Life will process any withdrawal request in Good Order received at the Home Office at or after the end of the Valuation Period on the next Valuation Day.
The Owner may specify the amount of the withdrawal to be made from any Sub-Account or the Fixed Account. If the Owner does not so specify, or if the Sub-Account Value or Fixed Account Value is insufficient to carry out the request, the withdrawal from each Sub-Account and the Fixed Account is based on the proportion that such Sub-Account(s) Value and Fixed Account Value bears to the total unloaned Policy Value on the Valuation Day immediately prior to the Withdrawal. Payment is generally made within seven calendar days.
If Death Benefit Option A is in effect, Protective Life will reduce the Face Amount by the amount withdrawn if total withdrawals in a Policy Year exceed $5,000. The Company reserves the right to increase or decrease the amount of total withdrawals that will not result in a reduction of the Face Amount, or terminate the ability to withdraw any amount that does not trigger a reduction in the Face Amount. Protective Life may reject a withdrawal request if the withdrawal would reduce the Face Amount below the minimum amount for which the Policy would be issued under Protective Life’s then-current rules, or if the withdrawal would cause the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Protective Life. If the Face Amount at the time of the withdrawal includes increases from the Initial Face Amount and the withdrawal requires a decrease of Face Amount, the reduction is made first from the most recent increase, then from prior increases, if any, in reverse order of their being made and finally from the Initial Face Amount. Withdrawals may have tax consequences. See “Tax Considerations” in the Prospectus.
LOANS
You may obtain two types of loans under a Policy, a standard loan and/or a carry-over loan. A carry-over loan is a loan which is transferred from another policy that is exchanged for the Policy under Section 1035 of the Internal Revenue Code. A carry-over loan must be approved by Protective Life and can only be executed at the time of issue. After the first Policy Year while the Policy has Cash Value and the Insured is still living, you may borrow from Protective Life under a standard loan using the Policy as the security for the loan. A standard loan is any loan that is not a carry-over loan. Policy loans must be requested by Written Notice in Good Order received at the Home Office. Generally the minimum loan amount is $500 and the maximum loan amount is 99% of the Policy’s Cash Value. This maximum is reduced by any Policy Debt or any lien outstanding (including accrued interest) on the Valuation Day your loan request is received. Outstanding Policy Debt and any lien therefore reduces the amount available for new Policy loans. Loan proceeds generally are mailed within seven calendar days of the loan being approved.
Loan Collateral
When a Policy loan is made, an amount equal to the loan is transferred out of the Sub-Accounts and the Fixed Account and into a Loan Account established for the Policy. Like the Fixed Account, a Policy’s Loan Account is part of Protective Life’s General Account and amounts therein earn interest as credited by Protective Life from time to time. Because Loan Account values are part of Policy Value, a loan will have no immediate effect on the Policy Value. In contrast, Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Sub-Accounts and the Fixed Account from which collateral is transferred to the Loan Account. If no allocation is specified, collateral is transferred from each Sub-Account and from the Fixed Account in the same proportion that the value in each Sub-Account and the Fixed Account bears to the total unloaned Policy Value on the date that the loan is made.
On each Policy Anniversary, an amount of Policy Value equal to any due and unpaid loan interest (explained below), is also transferred to the Loan Account. Such interest is transferred from each Sub-Account and the Fixed Account in the same proportion that each Sub-Account Value and the Fixed Account Value bears to the total unloaned Policy Value.
Loan Repayment
You may repay all or part of your Policy Debt (the amount borrowed plus unpaid interest) at any time while the Insured is living and the Policy is in force. Loan repayments in Good Order must be sent to the Home Office and are credited as of the Valuation Day received. The Owner may specify by Written Notice that any unscheduled premiums paid while a loan is outstanding be applied as loan repayments. (Loan repayments, unlike unscheduled premium payments, are not subject to the premium expense charge.) When a loan repayment is made, Policy Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Sub-Accounts and the Fixed Account. Thus, a loan repayment will have no immediate effect on the Policy Value, but the Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner(s), amounts are transferred to the Sub-Accounts and the Fixed Account in the same proportion that Net Premiums are allocated. Protective Life’s ability to credit interest on Policy Value in the Loan Account is subject to the Company’s financial strength and claims paying ability.
Interest
Protective Life charges interest daily on any outstanding loan at the following effective annual rates:
Loan Interest Rates
	Current Standard Loan Charge	Guaranteed Standard Loan Charge	Current Carry-Over Loan Charge	Guaranteed Carry-Over Loan Charge
Policy Years 1-10	5.00%	5.00%	4.00%	5.00%
Policy Years 11 and greater	3.00%	3.25%	3.00%	3.25%
Interest will accrue daily on any outstanding loan, and is considered part of Policy Debt. Interest is due and payable at the end of each Policy Year. We will notify you of the amount due. If interest is not paid when due, the amount of the interest is added to the principal amount of the loan. If the interest payment is received prior to or on the policy anniversary date it will be applied as of the anniversary date. If the interest payment is received after the anniversary date it will be applied as of the Valuation Day it is received and credited as a partial loan repayment.

The Loan Account is credited with an effective annual interest rate of not less than 1% (3% current). Protective Life determines the rate of interest to be credited to the Loan Account and may redetermine it at any time. Once determined, the new rate of interest to be credited is applied beginning at the next Policy Year following the date on which Protective Life determined the new rate of interest to be credited to the Loan Account. The Policy Owner will be notified in advance about any change to the interest rate credited to the Loan Account in their quarterly policy statement. On each Policy Anniversary, the interest earned on the Loan Account since the previous Policy Anniversary is transferred to the Sub-Accounts and to the Fixed Account. The interest is transferred and allocated to the Sub-Accounts and the Fixed Account in the same proportion that Net Premiums are allocated. Protective Life’s ability to credit interest on Policy Value in the Loan Account is subject to the Company’s financial strength and claims paying ability.
The difference between the rate of interest charged on borrowed money and the rate credited on the Loan Account is the net cost of the loan. The net cost of loans is set forth in the table below.
Net Cost of Loans
	Current Standard Loan	Guaranteed Standard Loan	Current Carry-Over Loan	Guaranteed Carry-Over Loan
Policy Years 1-10	2.00%	4.00%	1.00%	4.00%
Policy Years 11 and greater	0.00%	2.25%	0.00%	2.25%
Non-Payment of Policy Loan
If the Insured dies while a loan is outstanding, the Policy Debt (which includes any accrued but unpaid interest) is deducted from the Death Benefit in calculating the Death Benefit Proceeds.
If the Loan Account Value exceeds the Cash Value less any lien and accrued interest (i.e., the Surrender Value becomes zero) on any Valuation Day, you must pay that excess amount. The Company will send you (or any assignee of record) a notice of the amount you must pay. You must pay this amount within 31 days after the notice is sent, or the Policy will Lapse.
Effect of Policy Loans
A loan, whether or not repaid, has a permanent effect on the Death Benefit and Policy Value because the investment results of the Sub-Accounts and current interest rates credited on Fixed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Policy Value held as collateral in the Loan Account. Depending on the investment results of the Sub-Accounts or credited interest rates for the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for Lapse if investment results of the Sub-Accounts to which Surrender Value is allocated is unfavorable. Since interest credited on the Loan Account is transferred to the Sub-Accounts, even if the interest rate charged on the Policy Debt is equal to the rate credited on Policy Value in the Loan Account, unpaid interest will be added to the outstanding loan balance and will increase Policy Debt. If a Policy lapses with loans outstanding, certain amounts may be subject to income tax. In addition, if your Policy is a “modified endowment contract,” loans may be currently taxable and subject to a 10% additional tax. See “Tax Considerations,” for a discussion of the tax treatment of Policy loans.
SUSPENSION OR DELAYS IN PAYMENTS
Protective Life will ordinarily pay any Death Benefit proceeds, Policy loans, withdrawals, or surrenders within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death of the Insured, the amount will be determined as of the Valuation Day of receipt of all required documents in Good Order at the Home Office. However, Protective Life may delay making a payment or processing a transfer request if  (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading on the Exchange is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; (2) the SEC by order permits postponement of payment to protect Owners; or (3) your Premium check has not cleared your bank. See “Payments from the Fixed Account.”
In certain circumstances, applicable federal law may require Protective Life to “freeze” your account and refuse your request for a transfer, withdrawal, surrender, loan or death proceeds until receipt of instructions from the appropriate regulator. We also may be required to provide information about you and your account to a government regulator.
If, pursuant to SEC rules, the Invesco V.I. U.S. Government Money Portfolio suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer, partial withdrawal, surrender, loan, or death benefit from the Invesco V.I. U.S. Government Money Portfolio Sub-Account until the Fund is liquidated.

We may delay the payment of proceeds of any partial withdrawal, surrender or loan for up to six months after our receipt of Written Notice in Good Order of your request where the proceeds would be taken from Fixed Account Value.
LAPSE AND REINSTATEMENT
Lapse
Failure to pay planned periodic premiums will not necessarily cause a Policy to Lapse (terminate without value). Paying all planned periodic premiums will not necessarily prevent a Policy from lapsing. Except when the Lapse Protection Endorsement of the Policy is in effect, a Policy will Lapse if its Policy Value less the Policy Debt is insufficient to cover the Monthly Deduction on the Monthly Anniversary Day. Absent any lapse protection, if the Surrender Value on any Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date, the Policy will be in default and a grace period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Surrender Value or the Surrender Value has decreased because you have not paid sufficient Net Premiums to offset prior Monthly Deductions.
You have a 61-day grace period to make a payment of Net Premium at least sufficient to cover the current and past-due Monthly Deductions. Protective Life will send you, at your last known address and the last known address of any assignee of record, notice of the premium required to prevent Lapse. A Policy will remain in effect during the grace period. If the Insured should die during the grace period, the Death Benefit Proceeds payable to the Beneficiary will reflect a reduction for the Monthly Deductions due on or before the date of the Insured’s death as well as any unpaid Policy Debt or liens (including accrued interest). See “Calculation of Death Benefit Proceeds.” Unless the premium stated in the notice is paid before the grace period ends, the Policy will Lapse. A Policy Lapse may have tax consequences. See “Tax Considerations” in the Prospectus.
Age 121.   On and after the Policy Anniversary when the Insured is age 121, the Policy will not enter the grace period or Lapse and the Death Benefit will remain in effect, regardless of your Surrender Value.
Lapse Protection.   In return for paying the Minimum Monthly Guarantee Amount specified in the Policy or an amount equivalent thereto by the Monthly Anniversary Day, Protective Life guarantees that a Policy will remain in force for a specified period (the “lapse protection period”). If, for each month that the Policy has been in force, the total premiums paid, less withdrawals and Policy Debt, is greater than or equal to the Minimum Monthly Guarantee Amount multiplied by the number of complete Policy Months (including the current Policy Month) since the Policy Effective Date, the Policy’s lapse protection will remain in effect until the end of the lapse protection period, regardless of the Policy’s Surrender Value. In addition to satisfying the Minimum Monthly Guarantee Amount payment requirement noted above, the duration of the lapse protection period is limited based on the Insured’s Issue Age. This provision remains in effect for the first 20 Policy Years (if the Insured’s Issue Age is 0 through 49), up to attained age 70 (if the Insured’s Issue Age is 50 through 64), or during the first 5 Policy Years (for Insured’s Issue Age 65 and above), regardless of Surrender Value, if, for each month that the Policy has been in force since the Policy Effective Date, the total premiums paid net of any withdrawals and Policy Debt, is greater than or equal to the Minimum Monthly Guarantee Amount (shown in the Policy) multiplied by the number of complete policy months since the Policy Effective Date, including the current policy month.
We will not notify you in the event the Policy’s lapse protection is no longer in effect.
If you increase your Policy’s Face Amount or change the Death Benefit option while the Policy’s lapse protection is in effect, Protective Life will not extend the lapse protection period. The lapse protection period is based on the Policy Effective Date. However, upon an increase in Face Amount, Protective Life will recalculate the Minimum Monthly Guarantee Amount (which will generally increase). Any other change in benefits provided under this Policy or its riders which is made after the Policy Effective Date and during the period of the Policy’s lapse protection also may result in a change to the Minimum Monthly Guarantee Amount. Protective Life will notify you of any increase in the Minimum Monthly Guarantee Amount and will amend your Policy to reflect the change.
Payment of the Minimum Monthly Guarantee Amount may not be sufficient to keep the Policy in force beyond the lapse protection period.
Reinstatement
An Owner may reinstate a Policy within 5 years of its Lapse provided that: (1) a request for reinstatement is made by Written Notice received by Protective Life at the Home Office, (2) the Insured is still living, (3) the Owner pays Net Premiums equal to (a) all Monthly Deductions that were due but unpaid during the grace period, and (b) which are at least sufficient to keep the reinstated Policy in force for three months, (4) the Insured provides Protective Life with satisfactory evidence of insurability, (5) the Owner repays or reinstates any Policy Debt and/or lien (including accrued interest) which existed at the end of the grace period; and (6) the Policy has not been surrendered. The “Approval Date” of a reinstated Policy is the date that Protective Life approves the Owner’s request for reinstatement and requirements 1-6 above have been met.

TAX CONSIDERATIONS
The following discussion of the federal income tax treatment of the Policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.
This discussion does not address state or local tax consequences associated with the purchase of the Policy. The state and local tax consequences with respect to your Policy may be different than the federal tax consequences. In addition, PROTECTIVE LIFE MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT — FEDERAL, STATE OR LOCAL — OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.
Tax Status of Protective Life
Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of Protective Life, the Variable Account is not separately taxed as a “regulated investment company” under the Code. Under existing federal income tax laws, Protective Life is not taxed on investment income and realized capital gains of the Variable Account, although Protective Life’s federal taxes are increased in respect of the Policies because of the federal tax law’s treatment of deferred acquisition costs. Currently, a charge for federal income taxes is not deducted from the Sub-Accounts or the Policy’s Cash Value. However, Protective Life does deduct a premium expense charge from each premium payment in all Policy Years in part to compensate us for the federal tax treatment of deferred acquisition costs. Protective Life reserves the right in the future to make a charge against the Variable Account or the Cash Values of a Policy for any federal, state, or local income taxes that we incur and determine to be properly attributable to the Variable Account or the Policy. Protective Life will promptly notify the Owner of any such charge.
Taxation of Insurance Policies
Tax Status of the Policies.   Section 7702 of the Code establishes a statutory definition of life insurance for federal tax purposes. While the requirements of this section of the Code are complex, and limited guidance has been provided from the Internal Revenue Service (“IRS”) or otherwise, Protective Life believes that the Policy will meet the current statutory definition of life insurance, which places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. As a result, the Death Benefit payable under the Policy will generally be excludable from the Beneficiary’s gross income, and interest and other income credited under the Policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the Insured’s death, as discussed below. This tax treatment will only apply, however, if  (1) the investments of the Variable Account are “adequately diversified” in accordance with Treasury Department regulations, and (2) Protective Life, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes.
Diversification Requirements. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be “adequately diversified”. If the Variable Account fails to comply with these diversification standards, the Policy will not be treated as a life insurance contract for federal income tax purposes and the Owner would generally be taxed currently on the income on the contract (as defined in the tax law). Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.
Ownership Treatment. In certain circumstances, variable life insurance contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners’ gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.
The ownership rights under the Policy are similar to, but differ in certain respects from, the ownership rights described by the IRS in certain rulings where it was determined that contract owners were not owners of the assets of a segregated asset account (and thus were not currently taxable on the income and gains). For example, the Owner of this Policy has the choice of more investment options to which to allocate premium payments and Variable Account Values than were addressed in such rulings. These differences could result in the Policy Owner being treated as the owner of a portion of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, Protective Life does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Protective Life therefore reserves the right to modify the Policy as necessary to attempt to prevent Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.
The remainder of this discussion assumes that the Policy will be treated as a life insurance contract for federal tax purposes.
Tax Treatment of Life Insurance Death Benefit Proceeds.   In general, the amount of the Death Benefit Proceeds payable from a Policy by reason of the death of the Insured is excludable from gross income under Section 101 of the Code. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the Death Benefit Proceeds being taxable.
If the Death Benefit Proceeds are not received in a lump sum and are, instead, applied under either Settlement Options 1, 2, or 4, or the Income Provider Option Pre-Determined Death Benefit Payout Endorsement, generally payments will be prorated between amounts attributable to the Death Benefit which will be excludable from the Beneficiary’s income and amounts attributable to interest (accruing after the Insured’s death) which will be includible in the Beneficiary’s income. If the Death Benefit Proceeds are applied under Option 3 (Interest Income), the interest credited will be currently includible in the Beneficiary’s income.
Accelerated death benefits paid under this Policy upon a terminal illness generally will be excludable from income under Section 101 of the Code. Certain exceptions apply for certain business-related policies.
Tax Deferral During Accumulation Period.   Under existing provisions of the Code, except as described below, any increase in an Owner’s Policy Value is generally not taxable to the Owner unless amounts are received (or are deemed to be received) from the Policy prior to the Insured’s death. If there is a surrender of the Policy, an amount equal to the excess of the amount received over the “investment in the contract” will generally be includible in the Owner’s income. The “investment in the contract” generally is the aggregate premiums paid less the aggregate amount previously received under the Policy to the extent such amounts received were excludable from gross income. Whether withdrawals (or other amounts deemed to be distributed) from the Policy constitute income to the Owner depends, in part, upon whether the Policy is considered a “modified endowment contract” (“MEC”) for federal income tax purposes.
Policies Not Owned by Individuals
In the case of Policies issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer’s otherwise deductible interest expenses may not be deductible as a result of ownership of a Policy even if no loans are taken under the Policy. An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20 percent owner, or an officer, director, or employee, of a trade or business. Entities that are considering purchasing the Policy, or entities that will be beneficiaries under a Policy, should consult a tax advisor.
Policies That Are Not MECs
Tax Treatment of Withdrawals Generally.   If the Policy is not a MEC (described below), the amount of any withdrawal from the Policy generally will be treated first as non-taxable recovery of premium and then as income from the Policy. Thus, a withdrawal from a Policy that is not a MEC generally will not be includible in income except to the extent it exceeds the investment in the contract immediately before the withdrawal. It is possible that some or all of the charge for the ExtendCare Chronic Illness Accelerated Death Benefit Rider could be treated as a withdrawal from the Policy for these purposes.
Certain Distributions Required by the Tax Law in the First 15 Policy Years.   As indicated above, Section 7702 of the Code places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. Where cash distributions are required under Section 7702 of the Code in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income notwithstanding the general rule described in the preceding paragraph. A reduction in benefits may result upon a decrease in the Face Amount, a change from one Death Benefit Option to the other, if withdrawals are made, and in certain other instances.
Tax Treatment of Loans.   If a Policy is not classified as a MEC, a loan received under the Policy generally will be treated as indebtedness of the Owner. As a result, no part of any loan under a Policy will constitute income to the Owner so long as the Policy remains in force. However in those situations where the interest rate credited to the Loan Account is identical (or nearly identical) to the interest rate charged for the loan, it is possible that some or all of the loan proceeds may be includible in income. If a Policy lapses or is surrendered when a loan is outstanding, the amount of the loan outstanding will be treated as the proceeds of a surrender for purposes of determining whether any amounts are includable in the Owner’s income. As a result, the amount of your taxable income could increase by some or all of the outstanding loan. If a Policy with an outstanding loan does not lapse due to the operation of the Overloan Protection Endorsement, there is uncertainty regarding the tax consequences. It is possible that the amount of your taxable income could increase by some or all of the outstanding loan.
Generally, interest paid on any loans under this Policy will not be tax deductible. The non-deductibility of interest includes interest paid or accrued on indebtedness with respect to one or more life insurance policies owned by a taxpayer covering any individual who is or has been an officer or employee of, or financially interested in, any trade or business carried on by the taxpayer. A limited exception to this rule exists for certain interest paid in connection with certain “key person” insurance. In the case of interest paid in connection with a loan with respect to a Policy covering the life of any key person, interest is deductible only to the extent that the aggregate amount of loans under one or more life insurance policies does not exceed $50,000. Further, even as to such loans up to $50,000, interest would not be deductible if the Policy were deemed for federal tax purposes to be a single premium life insurance policy or, in certain circumstances, if the loans were treated as “systematic borrowing” within the meaning of the tax law. A “key person” is an individual who is either an officer or a 20 percent owner of the taxpayer. The maximum number of individuals who can be treated as key persons may not exceed the greater of  (1) 5 individuals or (2) the lesser of 5 percent of the total number of officers and employees of the taxpayer or 20 individuals. Owners should consult a tax advisor regarding the deductibility of interest incurred in connection with this Policy.
Policies That Are MECs
Characterization of a Policy as a MEC.   In general, a Policy will be considered a MEC for federal income tax purposes if  (1) the Policy is received in exchange for a life insurance contract that was a MEC, or (2) the Policy is entered into on or after June 21, 1988 and premiums are paid into the Policy more rapidly than the rate defined by a “7-Pay Test”. This test generally provides that a Policy will fail this test (and thus be considered a MEC) if the accumulated amount paid under the Policy at any time during the first 7 Policy Years exceeds the cumulative sum of the net level premiums which would have been paid to that time if the Policy provided for paid-up future benefits after the payment of 7 level annual premiums. A material change of the Policy (as defined in the tax law) will generally result in a reapplication of the 7-Pay Test. In addition, any reduction in benefits during the 7-Pay period will affect the application of this test. Protective Life will monitor the Policies and will attempt to notify Owners on a timely basis if a Policy is in jeopardy of becoming a MEC. The Policy Owner may then request that Protective Life take whatever steps are available to avoid treating the Policy as a MEC, if that is desired.
Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs.   If the Policy is a MEC, withdrawals from the Policy will be treated first as withdrawals of income and then as a recovery of premiums paid. Thus, withdrawals will be includible in income to the extent the Policy Value exceeds the investment in the contract. It is possible that some or all of the charge for the ExtendCare Chronic Illness Accelerated Death Benefit Rider could be treated as a withdrawal from the Policy for these purposes.The amount of any Policy Debt will be treated as a withdrawal for tax purposes. Distributions made within two years before a failure to meet the 7-Pay Test are treated as made under a MEC. See the discussion of interest on loans and of lapses and surrenders while loans are outstanding under the caption “Policies That Are Not MECs” also applies to Policies which are MECs.
If the Owner assigns or pledges any portion of the Policy Value (or agrees to assign or pledge any portion), such portion will be treated as a withdrawal for tax purposes. If the entire Policy Value is assigned or pledged, subsequent increases in the Policy Value are also treated as withdrawals for as long as the assignment or pledge remains in place. The Owner’s investment in the contract is increased by the amount includible in income with respect to any assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy treated as a MEC, an Owner should consult a tax advisor.
Additional Tax.   Generally, proceeds of a surrender or a withdrawal (or the amount of any deemed withdrawal such as a loan, assignment, or pledge) from a MEC are subject to an additional tax equal to 10% of the portion of the proceeds that is includible in income, unless the surrender or withdrawal is made (1) after the Owner attains age 59½, (2) because the Owner has become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over the life or life expectancy of the Owner (or the joint lives or life expectancies of the Owner and his or her Beneficiary, as defined in the tax law).
Aggregation of Policies.   All life insurance contracts which are treated as MECs and which are purchased by the same person from Protective Life or any of its affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the tax on withdrawals (including deemed withdrawals). The effects of such aggregation are not always clear; however, it could affect the amount of a surrender or a withdrawal (or a deemed withdrawal) that is taxable and the amount which might be subject to the 10% additional tax described above.
Constructive Receipt Issues
The IRS could determine that an Owner is in constructive receipt of the Cash Value of the Policy if the Cash Value equals the Death Benefit, which can occur in some instances where the Insured is age 95 or older. If the Owner was determined to be in constructive receipt of the Cash Value, an amount equal to the excess of the Cash Value over the investment in the contract could be includible in the Owner’s income at that time.
Section 1035 Exchanges
Section 1035 of the Code provides that no gain or loss will be recognized on the exchange of a life insurance policy for another life insurance policy, endowment contract, annuity contract, or long-term care insurance contract, provided that certain requirements are met. If the Policy is being issued in exchange for another life insurance policy, the requirements that must be met to receive tax-free treatment under Section 1035 of the Code, include but are not limited to: (1) the policies must have the same insured, and (2) the exchange must occur through an assignment of your old policy to us or by a direct transfer of the account value of the old policy to us by the issuer of the old policy. If your old policy was a MEC the Policy will also be a MEC. You cannot exchange an endowment, annuity, or long-term care insurance contract for a life insurance policy tax-free. If any money or other property is received in the exchange (“boot”), gain (but not loss) will be recognized equal to the lesser of the gain realized on the exchange or the amount of the boot received. We accept Section 1035 exchanges of life insurance policies with outstanding loans. If the amount of the loan under the policy exchanged is greater than the amount of the loan under the policy issued in the exchange, the difference will be treated as boot and may result in the recognition of gain. Generally, the Policy will have the same investment in the contract as the exchanged policy. However, if boot is received in the exchange the investment in the contract will be adjusted. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult a tax and/or legal adviser.
Actions to Ensure Compliance with the Tax Law
Protective Life believes that the maximum amount of premiums it has determined for the Policies will comply with the federal tax definition of life insurance. Protective Life will monitor the amount of premiums paid, and, if the premiums paid exceed those permitted by the tax definition of life insurance, Protective Life will immediately refund the excess premiums with interest to the extent required by the Code. Protective Life also reserves the right to increase the Death Benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of life insurance.
Other Considerations
Changing the Owner, designating an irrevocable beneficiary, exchanging the Policy, increasing the Face Amount, changing from one Death Benefit Option to another, and other changes under the Policy may have tax consequences (other than those discussed herein) depending on the circumstances of such change or withdrawal. In addition, special tax consequences may apply if you sell your Policy.
In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract. However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied. These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured or to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is “highly compensated” within the meaning of the tax law. These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisers for guidance as to their application.
Estate, Gift and Generation-Skipping Transfer Tax Considerations
The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation-skipping transfer tax consequences in addition to gift and estate tax consequences under federal tax law. The individual situation of each Owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes. If this Policy is used with estate and gift tax planning in mind, you should consult with your tax advisor as to the most up-to-date information as to federal estate, gift and generation skipping tax rules.
Medicare Hospital Insurance Tax
A Medicare hospital insurance tax of 3.8% will apply to some types of investment income. This tax will apply to the taxable portion of  (1) any proceeds distributed from the Policy as annuity payments pursuant to a settlement option prior to the death of the Insured, or (2) the proceeds of any sale or disposition of the Policy. This tax only applies to taxpayers with “modified adjusted gross income” above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others. For more information regarding this tax and whether it may apply to you, please consult your tax advisor.
Federal Income Tax Withholding
In General.   Protective Life will withhold and remit to the federal government a part of the taxable portion of a surrender and withdrawal made under a Policy unless the Owner notifies Protective Life in writing and such notice is received at the Home Office at or before the time of the surrender or withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the Owner requests that no taxes be withheld or whether Protective Life withholds a sufficient amount of taxes, the Owner will be responsible for the payment of any taxes including any additional tax that may be due on the amounts received. The Owner may also be required to pay penalties under the estimated tax rules if the Owner’s withholding and estimated tax payments are insufficient to satisfy the Owner’s tax liability.
Nonresident Aliens and Foreign Corporations
The discussion above provides general information regarding U.S. federal withholding tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers or beneficiaries that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions (including taxable Death Benefit Proceeds) from life insurance policies at a 30% rate, unless a lower treaty rate applies. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a tax advisor regarding federal tax withholding with respect to distributions from a Policy.
FATCA Withholding
If the payee of a distribution (including the Death Benefit) from the Policy is a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Code as amended by the Foreign Account Tax Compliance Act (“FATCA”), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the Policy or the nature of the distribution. The rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the Policy.
EXCHANGE PRIVILEGE
The Company is offering, where allowed by law, to Owners of certain existing life policies (“Existing Life Policy” and/or “Existing Life Policies”) issued by it, such as interest sensitive whole life insurance, universal life insurance, and term life insurance policies, the opportunity to exchange such a life policy for this Policy. The Company reserves the right to modify, amend, terminate or suspend the Exchange Privilege at any time or from time to time. Owners of Existing Life Policies may exchange their Existing Life Policies for this Policy. Owners of Existing Life Policies may also make a partial or full surrender from their Existing Life Policies and use the proceeds to purchase this Policy. All charges and deductions described in this Prospectus are equally applicable to Policies purchased in an exchange. All charges and deductions may not be assessed under an Existing Life Policy in connection with an exchange, surrender, or partial surrender of an Existing Life Policy.
The Policy differs from the Existing Life Policies in many significant respects. Most importantly, the Policy Value under this Policy may consist, entirely or in part, of Variable Account Value which fluctuates in response to the net investment return of the Variable Account. In contrast, the policy values under the Existing Life Policies always reflect interest credited by the Company. While a minimum rate of interest (typically 1 to 4.5%) is guaranteed, the Company in the past has credited interest at higher rates. Accordingly, policy values under the Existing Life Policies reflect current interest rates and do not vary with the investment performance of a Variable Account.
The Policy also differs from the Existing Life Policies with respect to the Death Benefit. The Death Benefit payable under the Existing Life Policies is either a specified fixed dollar amount or a specified fixed dollar amount plus policy cash value, with policy cash value equal to premium payments under the Existing Life Policy credited at a specified rate(s) of interest, less charges. However, unlike the death benefit payable under an Existing Life Policy, the Death Benefit under the Policy may reflect changes in Variable Account Value as part of Policy Value. If the Guideline Premium

Limitation/Cash Value Corridor Test applies to the Policy, under Death Benefit Option A, the Death Benefit will vary with the Policy Value whenever the Policy Value multiplied by the applicable specified percentage is greater than the Face Amount. If the Cash Value Accumulation Test applies to the Policy, under Death Benefit Option A, the Death Benefit will vary with the Policy Value whenever the minimum death benefit is greater than the Face Amount. If either test applies, under Death Benefit Option B, the Death Benefit will always vary with Policy Value. The death benefits under the Existing Life Policies do not reflect of the investment performance of a variable separate account of Protective Life.
There are other significant differences between the Policy and the Existing Life Policies. For example, under the Policy, there are additional fees and expenses, such as transfer fees, and mortality and expense risk charges and underlying fund expenses, none of which are assessed under the Existing Life Policies. The Lapse Protection Guarantee under the Policy may be for a shorter or longer period than the lapse protection guarantee under the particular Existing Life Policy that may be exchanged for the Policy. In addition, the sale of the Policy is subject to regulation by the U.S. Securities and Exchange Commission and the Financial Industry Regulatory Authority, but the Existing Life Policies are not. Both the Policies and the Existing Life Policies are subject to regulation by the insurance departments of the states in which they are sold.
A table which generally summarizes the different charges under the respective policies is as follows. For more complete details owners of Existing Life Policies should refer to their policy forms for a complete description. For more information on guaranteed charges for the Policy, see “Charges and Deductions.”
	Existing Life Policy	Policy
Sales Charges/Premium Expense Charge	Ranges from 0% to 12% of each premium payment in all Policy Years. The premium expense charge can vary by age under certain policies.	2% of each premium payment in all Policy Years.
Administrative Fees	Ranges from $4 to $9 per month in all Policy Years	$8 per month in all Policy Years and a fee per $1,000 of Initial Face Amount per month for the first 10 Policy Years that varies based on the Insured’s Issue Age, sex and rate class.
Mortality and Expense Charges	None	A guaranteed maximum monthly charge equal to 0.050% multiplied by the Variable Account Value, which is equivalent to annual rate of 0.6% of such amount; currently 0.017% multiplied by the Variable Account Value, which is equivalent to an annual amount of 0.204% for 10 years; 0.008% multiplied by the Variable Account Value, which is equivalent to an annual amount of 0.096% for each Policy Year thereafter.
Withdrawal Charges	$25	The lesser of $25 or 2% of the withdrawal amount requested.
Monthly Deductions	A monthly deduction consisting of: (1) cost of insurance charges (2) administrative fees (see above) (3) any charges for supplemental riders (applies to Existing Life Policies which are universal life plans).	A monthly deduction consisting of: (1) cost of insurance charges (2) administrative fees (see above) (3) monthly mortality and expense charges (see above) and (4) any charges for supplemental riders.
Surrender Charges	Surrender charges vary by policy type and are incurred during a surrender charge period which ranges from 0 Policy Years up to 19 Policy Years.	None
Guaranteed Interest Rate	Ranges from 1% to 4.5%.	Only Fixed Account: 1%

Effects of the Exchange Offer
1.
The Policy will be issued to Existing Life Policy Owners. Evidence of insurability may be required.

2.
If an Existing Life Policy Insured is within current issue age limits, the Owner may carry over existing riders if available with the Policy. Evidence of insurability may be required. An increase or addition of riders will require full evidence of insurability.

3.
The Contestable and Suicide provisions in the Policy will begin again as of the effective date of the exchange, if evidence of insurability is required. If evidence of insurability is not required on the exchange, the Contestable and Suicide provisions will not begin again.

Owners of Existing Life Policies should carefully consider whether it will be advantageous to replace an Existing Life Policy with a Policy. It may not be advantageous to exchange an Existing Life Policy for a Policy (or to surrender in full or in part an Existing Life Policy and use the surrender or partial surrender proceeds to purchase a Policy). Replacement of existing insurance with the Policy may reduce or otherwise change existing Policy Benefits. Additional fees and charges also may apply.
Tax Matters.   The Company believes that an exchange of an Existing Life Policy for a Policy generally should be treated as a nontaxable exchange within the meaning of Section 1035 of the Internal Revenue Code. A Policy purchased in exchange will generally be treated as a newly issued contract as of the effective date of the Policy. This could have various tax consequences. See “Tax Considerations.”
If you surrender your Existing Life Policy in whole or in part and after receipt of the proceeds you use the surrender proceeds or partial surrender proceeds to purchase a Policy, it will not be treated as a non-taxable exchange. The surrender proceeds will generally be includible in income.
Owners of Existing Life Policies should consult their tax advisers before exchanging an Existing Life Policy for this Policy, or before surrendering in whole or in part their Existing Life Policy and using the proceeds to purchase this Policy.
USE OF THE POLICY
Life insurance, including variable life insurance, can be used to provide for many individual and business needs, in addition to providing a death benefit. Possible applications of a variable life insurance policy, such as this Policy include: (1) serving as vehicle for accumulating funds for a college education, (2) estate planning, (3) serving as an investment vehicle on various types of deferred compensation arrangements, (4) buy-sell arrangements, (5) split dollar arrangements, and (6) a supplement to other retirement plans.
As with any investment, using this Policy under these or other applications entails certain risks. For example, if investment performance of Sub-Accounts to which Policy Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may Lapse or may not accumulate Cash Value or Surrender Value sufficient to adequately fund the application for which the Policy was purchased. Similarly, certain transactions under a Policy entail risks in connection with the application for which the Policy is purchased. Withdrawals, Policy loans and interest paid on Policy loans may significantly affect current and future Policy Value, Cash Value, Surrender Value or Death Benefit Proceeds. If, for example, a Policy loan is taken but not repaid prior to the death of the Insured, the Policy Debt is subtracted from the Death Benefit in computing the Death Benefit Proceeds to be paid to a Beneficiary.
Prior to utilizing this Policy for the above applications, you should consider whether the anticipated duration of the Policy is appropriate for the application for which you intend to purchase it.
In addition, you need to consider the tax implications of using the Policy with these applications. The tax implications of using this Policy with these applications can be complex and generally are not addressed in the discussion of “Tax Considerations” above. Loans and withdrawals will affect the Policy Value and Death Benefit. There may be penalties and taxes if the Policy is surrendered, Lapses, matures or if a withdrawal or a loan is made. Because of these risks, you need to carefully consider how you use this Policy. This Policy may not be suitable for all persons, under any of these applications.
STATE VARIATIONS
The Prospectus and SAI describe all material rights, benefits and obligations under the Policy. Any material state variations in the Policy are covered in this Prospectus and in a state specific policy form for use in that state. If you would like to review a copy of your Policy and its endorsements and riders, if any, contact our Home Office or your sales representative.

SALE OF THE POLICIES
We have entered into an agreement with Investment Distributors, Inc. (“IDI”) under which IDI has agreed to distribute the Policies on a “best efforts” basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Policies. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly owned subsidiary of PLC, is an affiliate of Protective Life, and its home office shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member firm of the Financial Industry Regulatory Authority (“FINRA”).
IDI does not sell Policies directly to purchasers. IDI, together with Protective Life, enters into distribution agreements with Financial Intermediaries, including Concourse Financial Group Securities, Inc., a registered investment adviser and an affiliate of Protective Life and IDI for the sale of the Policies. Financial advisers of these Financial Intermediaries sell the Policies directly to purchasers. These financial advisers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Policies.
We pay commissions and additional asset-based compensation to Selling Broker-Dealers through IDI. IDI does not retain any commission payment or other amounts as principal underwriter for the Policies. However, we pay IDI a fee to cover some or all of IDI’s operating and other expenses.
We paid the following aggregate dollar amounts to IDI in commissions and additional asset-based compensation relating to sales of our variable life policies, other than the Policies, which IDI passed along directly to the Selling Broker-Dealers.
Fiscal Year Ended	Amount Paid to IDI
December 31, 2019	$8,251,305
December 31, 2020	$6,870,488
December 31, 2021	$28,574,223
We offer the Policies on a continuous basis. While we anticipate continuing to offer the Policies, we reserve the right to discontinue the offering at any time.
Commissions
We do not pay Commissions to the Financial Intermediaries that sell this Policy. Financial Intermediaries receive compensation in connection with the Policy in the form of Advisory Fees paid by the Owner pursuant to an agreement between you and the Financial Intermediary. These Financial Intermediaries may include broker-dealers or their affiliated insurance agencies. Financial Intermediaries may also be registered investment advisers, or be affiliated with or in a contractual relation with, a registered investment adviser. If you have entered into an agreement with an investment adviser, your investment adviser is paid pursuant to that investment advisory agreement. We do not set the amount, or receive any of the amount paid to your investment adviser. You should ask your Financial Intermediary about compensation they receive related to this Policy. Under certain circumstances, described below in the discussion of  “Additional Payments,” your financial adviser’s Financial Intermediary may receive payments as well as other, non-cash compensation, from us so that we have access to the financial advisers in order to educate them about the Policies, as well as other products offered by Protective Life, and to encourage sales of this Policy. You may wish to speak with your financial adviser or an appropriate person at his/her associated selling Financial Intermediary about these payments, sometimes referred to as “revenue sharing arrangements”, and the potential conflict of interest that they may create for your Financial Intermediary.
We intend to recoup sales and marketing expenses through fees and charges deducted under the Policies or from our general account. In the normal course of business, we may also provide non-cash compensation in connection with the promotion of the Policies, including conferences and seminars (including travel, lodging and meals in connection therewith), and items of relatively small value, such as promotional gifts, meals, or tickets to sporting or entertainment events in accordance with all applicable federal and state rules, including FINRA’s non-cash compensation rules.
Additional Payments. Subject to FINRA, broker-dealer and other rules, we or our affiliates also may pay the following types of fees to, among other things, encourage the sale of this Policy. These additional payments could create an incentive for your Financial Intermediary to recommend products that pay them more than others, which may not necessarily be to your benefit. All or a portion of the payments we make to Financial Intermediaries may be passed on to financial advisers according to a Financial Intermediary’s internal compensation practices.
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•
Access to Financial Intermediaries and/or broker-dealers for us such as one-on-one wholesaler visits or attendance at national sales meetings or similar events.

?
•
Gifts & Entertainment Occasional meals and entertainment, tickets to sporting events and other gifts.

?
•
Joint marketing campaigns and/or event advertising/participation; sponsorship of sales contests and/or promotions in which participants (including Financial Intermediaries) receive prizes such as travel awards, merchandise and recognition; client generation expenses.

?
•
Marketing Expense Allowances Pay Fund related parties for wholesaler support, training and marketing activities for certain Funds.

?
•
Sales support through such things as providing hardware and software, operational and systems integration, links to our website from a Financial Intermediary’s websites; shareholder services (including subaccounting sponsorship of broker-dealer due diligence meetings; and/or expense allowances and reimbursements).

?
•
We may also pay to selected Financial Intermediaries, including those listed above as well as others, additional compensation in the form of  (1) payments for participation in meetings and conferences that include presentations about our products (including the Policies), and (2) payments to help defray the costs of sales conferences and educational seminars for the Financial Intermediaries’ registered representatives.

Arrangements with Financial Intermediary. In addition to the non-cash compensation that we may pay to all Financial Intermediaries, including Concourse Financial Group Securities, Inc. (formerly ProEquities, Inc.), we or our parent company, PLC, pay some of the operating and other expenses of Concourse Financial Group Securities, Inc., and may contribute capital to Concourse Financial Group Securities, Inc. Additionally, employees of Concourse Financial Group Securities, Inc. may be eligible to participate in various employee benefit plans offered by PLC.
LEGAL PROCEEDINGS
Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account, the ability of IDI to perform its contract with the Variable Account, or the ability of Protective Life to meet its obligations under the Policies.
FINANCIAL STATEMENTS
The audited statements of assets and liabilities of the subaccounts of Protective Variable Life Separate Account as of December 31, 2021, and the related statements of operations and of changes in net assets for each of the years or periods presented as well as the Report of Independent Registered Public Accounting Firm are incorporated into the Statement of Additional Information by reference to the Variable Account’s Form N-VPFS , File No. 811-7337, filed with the SEC on April 22, 2022.
The audited consolidated balance sheets for Protective Life Insurance Company and subsidiaries as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income (loss), shareowner’s equity and cash flows for each of the years in the three-year period ended December 31, 2021 as well as the Report of Independent Registered Public Accounting Firm are incorporated into the Statement of Additional Information by reference to the Variable Account’s most recent Form N-VPFS, File No. 811-7337, filed with the SEC on April 22, 2022.

FUND APPENDIX
FUNDS AVAILABLE UNDER THE POLICY
The following is a list of Funds available under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 1-800-265-1545 or by sending an email request to prospectus@protective.com.
The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Fund - Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses	Average Annual Total Returns (as of 12/31/2021)
			1 Year	5 Year	10 Year
Allocation	American Funds IS® Asset Allocation 1	0.30%	15.40%	11.99%	11.60%
International Equity	American Funds IS® Global Growth 1(1)	0.42%	16.72%	20.00%	15.95%
U.S. Equity	American Funds IS® Growth-Income 1	0.29%	24.42%	16.68%	15.70%
International Equity	American Funds IS® New World 1(1)	0.57%	5.16%	13.53%	8.94%
Allocation	BlackRock Global Allocation V.I. I - BlackRock (Singapore) Limited(1)	0.75%	6.67%	9.95%	7.94%
Allocation	DFA VA Global Moderate Allocation Institutional(1)	0.28%	14.20%	9.87%	—
International Equity	DFA VA International Small Portfolio - Dimensional Fund Advisors Ltd; DFA Australia Limited	0.40%	14.56%	10.12%	10.04%
International Equity	DFA VA International Value Portfolio - Dimensional Fund Advisors Ltd; DFA Australia Limited	0.28%	18.11%	7.00%	6.52%
Taxable Bond	DFA VA Short-Term Fixed Portfolio - Dimensional Fund Advisors Ltd; DFA Australia Limited	0.12%	-0.19%	1.10%	0.78%
U.S. Equity	DFA VA US Large Value	0.21%	27.04%	10.52%	13.50%
U.S. Equity	DFA VA US Targeted Value	0.29%	39.68%	10.45%	13.60%
Taxable Bond	DFA VIT Inflation-Protected Securities Institutional - Dimensional Fund Advisors Ltd; DFA Australia Limited	0.11%	5.58%	5.44%	—
Allocation	Fidelity® VIP Balanced Service 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.71%	17.99%	14.69%	12.37%
U.S. Equity	Fidelity® VIP Growth Opportunities Initial - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.63%	11.94%	32.09%	22.94%
Taxable Bond	Fidelity® VIP Investment Grade Bond Initial - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.39%	-0.61%	4.33%	3.54%
U.S. Equity	Fidelity® VIP Mid Cap Initial - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.61%	25.60%	13.60%	13.29%
U.S. Equity	ClearBridge Variable Mid Cap I - ClearBridge Investments, LLC	0.85%	28.71%	14.26%	14.33%
U.S. Equity	ClearBridge Variable Small Cap Growth I - ClearBridge Investments, LLC	0.81%	12.61%	21.34%	17.14%
U.S. Equity	Goldman Sachs VIT Mid Cap Value Institutional(1)	0.84%	30.95%	13.17%	13.08%
International Equity	Invesco V.I. Global I	0.78%	15.49%	18.18%	14.24%
Money Market	Invesco V.I. US Government Money Portfolio I	0.52%	0.01%	0.73%	0.37%
Sector Equity	Janus Henderson VIT Global Technology & Innovation Service	0.99%	17.75%	30.32%	22.96%
Taxable Bond	Lord Abbett Series Bond-Debenture VC	0.89%	3.28%	5.66%	6.33%
FUND-1

Asset Allocation Type	Fund - Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses	Average Annual Total Returns (as of 12/31/2021)
			1 Year	5 Year	10 Year
Taxable Bond	PIMCO VIT Real Return Institutional	0.50%	5.74%	5.49%	3.21%
Taxable Bond	PIMCO VIT Total Return Institutional	0.50%	-1.12%	4.09%	3.59%
U.S. Equity	Putnam VT Sustainable Leaders IA - Putnam Investments Limited	0.64%	23.87%	22.82%	18.58%
U.S. Equity	Schwab® S&P 500 Index Portfolio	0.03%	28.67%	18.42%	16.39%
Allocation	TOPS® Aggressive Growth ETF 1 - Milliman Financial Risk Management LLC	0.30%	19.66%	12.95%	11.73%
Allocation	TOPS® Conservative ETF 1 - Milliman Financial Risk Management LLC	0.33%	6.74%	6.01%	5.16%
Allocation	TOPS® Growth ETF 1 - Milliman Financial Risk Management LLC	0.30%	16.89%	11.59%	10.41%
Allocation	TOPS® Moderate Growth ETF 1 - Milliman Financial Risk Management LLC	0.30%	13.12%	9.80%	8.78%
Allocation	Vanguard VIF Balanced	0.20%	19.02%	12.32%	11.40%
U.S. Equity	Vanguard VIF Capital Growth	0.34%	21.54%	18.12%	17.35%
Allocation	Vanguard VIF Conservative Allocation	0.13%	5.99%	8.09%	7.16%
U.S. Equity	Vanguard VIF Equity Income	0.30%	25.33%	12.35%	13.06%
U.S. Equity	Vanguard VIF Equity Index	0.14%	28.55%	18.31%	16.39%
U.S. Equity	Vanguard VIF Growth	0.41%	17.86%	24.24%	19.15%
International Equity	Vanguard VIF International	0.38%	-1.54%	20.47%	13.57%
U.S. Equity	Vanguard VIF Mid-Cap Index	0.17%	24.36%	15.72%	14.97%
Sector Equity	Vanguard VIF Real Estate Index	0.26%	40.21%	11.25%	11.43%
Taxable Bond	Vanguard VIF Short Term Investment Grade	0.14%	-0.45%	2.74%	2.48%
Taxable Bond	Vanguard VIF Total Bond Market Index	0.14%	-1.72%	3.50%	2.77%
U.S. Equity	Vanguard VIF Total Stock Market Index	0.13%	25.64%	17.79%	16.13%

(1)
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Policy Owners and will continue past the current year.

More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.protective.com/eprospectus.
FUND-2

APPENDIX A
EXAMPLES OF DEATH BENEFIT COMPUTATIONS UNDER OPTIONS A AND B
(Guideline Premium Limitation Test Example)
Option A Example.   For purposes of this example, assume that the Insured’s Attained Age is between 0 and 40 and that there is no outstanding Policy Debt or liens. Under Option A, a Policy with a $100,000 Face Amount will generally pay $100,000 in Death Benefits. However, because the Death Benefit must be equal to or be greater than 250% of the Policy Value, any time that the Policy Value exceeds $40,000, the Death Benefit will exceed the $100,000 Face Amount. Each additional dollar added to Policy Value above $40,000 will increase the Death Benefit by $2.50. A Policy with a $100,000 Face Amount and a Policy Value of  $50,000 will provide Death Benefit of  $125,000 ($50,000 x 250%); a Policy Value of  $60,000 will provide a Death Benefit of  $150,000 ($60,000 x 250%); a Policy Value of  $70,000 will provide a Death Benefit of  $175,000 ($70,000 x 250%).
Similarly, so long as Policy Value exceeds $40,000, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $45,000 to $40,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $112,500 to $100,000. If at any time, however, the Policy Value multiplied by the Face Amount percentage is less than the Face Amount, the Death Benefit will equal the current Face Amount of the Policy.
The Face Amount percentage becomes lower as the Insured’s Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 185%. The Death Benefit would not exceed the $100,000 Face Amount unless the Policy Value exceeded approximately $54,055 (rather than $40,000), and each dollar then added to or taken from the Policy Value would change the life insurance proceeds by $1.85 (rather than $2.50).
Option B Example.   For purposes of this example, assume that the Insured’s Attained Age is between 0 and 40 and that there is no outstanding Policy Debt or liens. Under Option B, a Policy with a Face Amount of  $100,000 will generally provide a Death Benefit of  $100,000 plus Policy Value. Thus, for example, a Policy with a Policy Value of $10,000 will have a Death Benefit of  $110,000 ($100,000 + $10,000); a Policy Value of  $20,000 will provide a Death Benefit of  $120,000 ($100,000 + $20,000). The Death Benefit, however, must be at least 250% of the Policy Value. As a result, if the Policy Value exceeds $66,666, the Death Benefit will be greater than the Face Amount plus Policy Value. Each additional dollar of Policy Value above $66,666 will increase the Death Benefit by $2.50. A Policy with a Face Amount of  $100,000 and a Policy Value of  $70,000 will provide a Death Benefit of  $175,000 ($70,000 x 250%); a Policy Value of  $80,000 will provide a Death Benefit of  $200,000 ($80,000 x 250%).
Similarly, any time Policy Value exceeds $66,666, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $80,000 to $75,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $200,000 to $187,500. If at any time, however, Policy Value multiplied by the Face Amount percentage is less than the Face Amount plus the Policy Value, then the Death Benefit will be the current Face Amount plus Policy Value of the Policy.
The Face Amount percentage becomes lower as the Insured’s Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than under 40), the Face Amount factor would be 185%. The amount of the Death Benefit would be the sum of the Policy Value plus $100,000 unless the Policy Value exceeded $117,647 (rather than $66,666), and each dollar then added to or taken from the Policy Value would change the Death Benefit by $1.85 (rather than $2.50).
Table of Face Amount Percentages
Attained Age	Percentage	Attained Age	Percentage	Attained Age	Percentage	Attained Age	Percentage
0-40	250%	50	185%	60	130%	70	115%
41	243%	51	178%	61	128%	71	113%
42	236%	52	171%	62	126%	72	111%
43	229%	53	164%	63	124%	73	109%
44	222%	54	157%	64	122%	74	107%
45	215%	55	150%	65	120%	75-90	105%
46	209%	56	146%	66	119%	91	104%
47	203%	57	142%	67	118%	92	103%
48	197%	58	138%	68	117%	93	102%
49	191%	59	134%	69	116%	94	101%
						95+	100%
A-1

EXAMPLES OF DEATH BENEFIT COMPUTATIONS UNDER OPTIONS A AND B
(Cash Value Accumulation Test Example)
Option A Example.   For purposes of this example, assume that the Insured is a male, standard nontobacco class and the Insured’s Attained Age is 40 in the second or later Policy Year and that there is no outstanding Policy Debt or liens. Under Option A, a Policy with a $100,000 Face Amount will generally pay $100,000 in Death Benefits. However, because the Death Benefit must be equal to or be greater than 229% of the Policy Value, any time that the Policy Value exceeds $43,668, the Death Benefit will exceed the $100,000 Face Amount. Each additional dollar added to Policy Value above $43,668 will increase the Death Benefit by $2.29. A Policy with a $100,000 Face Amount and a Policy Value of  $50,000 will provide Death Benefit of $114,500 ($50,000 x 229%); a Policy Value of  $60,000 will provide a Death Benefit of $137,400 ($60,000 x 229%); a Policy Value of  $70,000 will provide a Death Benefit of $160,300 ($70,000 x 229%).
Similarly, so long as Policy Value exceeds $43,668, each dollar taken out of Policy Value will reduce the Death Benefit by $2.29. If, for example, the Policy Value is reduced from $50,000 to $43,668 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $114,500 to $100,000. If at any time, however, the Policy Value multiplied by the Face Amount Percentage is less than the Face Amount, the Death Benefit will equal the current Face Amount of the Policy.
The Face Amount Percentage generally becomes lower as the Insured’s Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than 40), the specified amount factor would be 192%. The Death Benefit would not exceed the $100,000 Face Amount unless the Policy Value exceeded approximately $52,083 (rather than $43,668), and each dollar then added to or taken from the Policy Value would change the life insurance proceeds by $1.92 (rather than $2.29).
Option B Example.   For purposes of this example, assume that the Insured is a male, standard nontobacco class and the Insured’s Attained Age is 40 in the second or later Policy Year and that there is no outstanding Policy Debt or liens. Under Option B, a Policy with a Face Amount of  $100,000 will generally provide a Death Benefit of  $100,000 plus Policy Value. Thus, for example, a Policy with a Policy Value of  $10,000 will have a Death Benefit of  $110,000 ($100,000 + $10,000); a Policy Value of  $20,000 will provide a Death Benefit of  $120,000 ($100,000 + $20,000). The Death Benefit, however, must be at least 229% of the Policy Value. As a result, if the Policy Value exceeds $77,519, the Death Benefit will be greater than the Face Amount plus Policy Value. Each additional dollar of Policy Value above $77,519 will increase the Death Benefit by $2.29. A Policy with a Face Amount of  $100,000 and a Policy Value of  $50,000 will provide a Death Benefit of $150,000 ($50,000 x 229%); a Policy Value of $80,000 will provide a Death Benefit of $183,200 ($80,000 x 229%).
Similarly, any time Policy Value exceeds $77,519, each dollar taken out of Policy Value will reduce the Death Benefit by $2.29. If, for example, the Policy Value is reduced from $80,000 to $75,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $183,200 to $175,000. If at any time, however, Policy Value multiplied by the Face Amount percentage is less than the Face Amount plus the Policy Value, then the Death Benefit will be the current Face Amount plus Policy Value of the Policy.
The Face Amount Percentage generally becomes lower as the Insured’s Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than 40), the Face Amount factor would be 192%. The amount of the Death Benefit would be the sum of the Policy Value plus $100,000 unless the Policy Value exceeded $108,695 (rather than $77,519), and each dollar then added to or taken from the Policy Value would change the Death Benefit by $1.92 (rather than $2.29).
A-2

APPENDIX B
RIGHT TO CANCEL (FREE LOOK) TIME PERIODS AND POLICY PROVISION VARIATIONS
States	Free-look period/Right to cancel language
AL, AK, AZ, AR, CO, CT, DE, DC, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA WV, WI, WY	THE OWNER HAS THE RIGHT TO RETURN THIS POLICY. The Owner may cancel this Policy after receipt by returning the Policy to the Company’s Home Office, or to any Agent of the Company, with a written request for cancellation within thirty (30) days after receipt. Return of this Policy by mail is effective on actual receipt by the Company. The returned Policy will be treated as if it had never been issued. The Company will promptly refund an amount equal to the greater of: (a) all the premiums paid or (b) the sum of the value of the amounts allocated to the Fixed Account, including any interest credited, accumulated to the date that this Policy is returned to the Company, and the value of the amounts allocated to the Sub-Accounts, adjusted to reflect their net investment experience to the end of the valuation period in which the Policy is returned to the Company.
CA
THE OWNER HAS THE RIGHT TO RETURN THIS POLICY. Important. You have purchased a variable life insurance contract. Carefully review it for limitations. This Policy may be returned by the Owner for cancellation by delivering it or mailing it to the Company or to the agent through whom it was purchased, within 30 days from the date you received it. Return of the Policy during the 30 day cancellation period shall entitle the Owner to a refund of Account Value and any Policy Fee paid. The Account Value and Policy Fee shall be refunded within 30 days from the date the Company is notified that the Owner has canceled the Policy.
A return of the Policy after 30 days may result in a substantial penalty, known as a Surrender Charge. Please refer to the “Surrenders and Withdrawals” section of this Policy.
(The above right to cancel period is varied for individual Policy Owners aged 60 years or over as follows)
IMPORTANT! YOU HAVE PURCHASED A VARIABLE LIFE INSURANCE POLICY, REFERRED TO BELOW AS A “POLICY”. CAREFULLY REVIEW IT FOR LIMITATIONS.
This Policy may be returned within 30 days from the date you received it. During that 30-day period, your money will be placed in a fixed account or money-market fund, unless you direct that the premium be invested in a stock or bond portfolio underlying the Policy during the 30-day period. If you do not direct that the premium be invested in a stock or bond portfolio, and if you return the Policy within the 30-day period, you will be entitled to a refund of the premium and any policy fee paid. If you direct that the premium be invested in a stock or bond portfolio during the 30-day period, and if you return the Policy during that period, you will be entitled to a refund of the Policy’s Account Value on the day the policy is received by the insurance company or agent who sold you this Policy, which could be less than the premium you paid for the Policy, plus any policy fee paid.

FL	THE OWNER HAS THE RIGHT TO RETURN THIS POLICY. The Owner may cancel this Policy after receipt by returning the Policy to the Company’s Home Office, or to any Agent of the Company, with a written request for cancellation within thirty (30) days after receipt. Return of this Policy by mail is effective on actual receipt by the Company. The returned Policy will be treated as if it had never been issued. The Company will promptly refund an amount equal to the greater of: (a) all the premiums paid or (b) the sum of the value of the amounts allocated to the Fixed Account, including any interest credited, accumulated to the date that this Policy is returned to the Company, and the value of the amounts allocated to the Sub-Accounts, adjusted to reflect their net investment experience to the end of the valuation period in which the Policy is returned to the Company.
B-1

To learn more about the Policy, you should read the Statement of Additional Information (“SAI”) dated the same date as this Prospectus. The SAI contains more detailed information about the Policy than is contained in this Prospectus. Personalized illustrations of Death Benefits, Cash Value, and Policy Values are available without charge. For a free copy of the SAI, to receive personalized illustrations, and to request other information about the Policy please contact Brokerage Life Services at the toll-free telephone number shown on the cover. To request an SAI by mail, please tear off, complete and return this form to Protective Life’s Brokerage Life Services Division customer service at the address shown on the cover.
The SAI has been filed with the SEC and is incorporated by reference into this Prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Policy. Information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090.
Please send me a free copy of the SAI for the Protective Investors Benefit Advisory VUL.

Name:

Address:

City, State, Zip:

Daytime Telephone Number:
EDGAR Contract Identifier C000239749

PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
(Registrant)
PROTECTIVE LIFE INSURANCE COMPANY
(Depositor)
2801 Highway 280 South
Birmingham, Alabama 35223
(800) 265-1545
STATEMENT OF ADDITIONAL INFORMATION
Individual Flexible Premium Variable and Fixed Life Insurance Policy
This Statement of Additional Information ("SAI") contains additional information regarding the individual flexible premium variable and fixed life insurance policy (the "Policy") offered by Protective Life Insurance Company ("Protective Life"). The Policy is issued to individuals. This SAI is not a prospectus, and should be read together with the Prospectus for the Policy dated December 23, 2022 and the prospectuses for the Funds. You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above. Capitalized terms in this SAI have the same meanings as in the Prospectus for the Policy. This SAI incorporates the financial statements of the Variable Account and Protective Life by reference to the Variable Account's Form N-VPFS, File No. 811-7337, filed with the SEC on April 22, 2022.
December 23, 2022

Illustrations
We may provide illustrations for Death Benefit, Policy Value, and Surrender Value based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and are not a representation of past or future performance. Your rates of return and insurance charges may be higher or lower than these illustrations. The actual return on your policy account value will depend on factors such as the amounts you allocate to particular Funds, the amounts deducted for the Policy's monthly charges, the Funds' expense ratios, and your policy loan and partial withdrawal history.
Before you purchase the Policy and upon request thereafter, we will provide illustrations of future benefits under the Policy based upon the proposed insured's age and underwriting class, face amount, planned premiums, and riders requested. We reserve the right to charge a reasonable fee for this service to persons who request more than one illustration during a Policy Year.
CEFLI
Protective Life is a member of the Compliance & Ethics Forum for Life Insurers ("CEFLI"), and as such may include the CEFLI logo and information about CEFLI membership in Protective advertisements. Companies that belong to CEFLI subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.
Other Investors in the Funds
Shares of the Legg Mason Partners Variable Equity Trust, PIMCO Variable Insurance Trust, Royce Capital Fund, AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Fidelity Variable Insurance Products, Lord Abbett Series Fund, Inc., Goldman Sachs Variable Insurance Trust, Franklin Templeton Variable Insurance Products Trust, American Funds Insurance Series and Northern Lights Variable Trust are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise among and between the interests of Policy Owners and other of the Fund's various investors. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another Fund. The board of directors (or trustees) of each of the Legg Mason Partners Variable Equity Trust, PIMCO Variable Insurance Trust, Royce Capital Fund, AIM Variable Insurance Funds (Invesco Variable Insurance Funds), DFA Investment Dimensions Group Inc., Fidelity Variable Insurance Products, Lord Abbett Series Fund, Inc., Goldman Sachs Variable Insurance Trust, Franklin Templeton Variable Insurance Products Trust and Vanguard Variable Insurance Funds monitors events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.
Assignment
The Policy may be assigned in accordance with its terms. An assignment is binding upon Protective Life only if it is in writing and filed at the Home Office. Once Protective Life has received a signed copy of the assignment, the Owner's rights and the interest of any beneficiary (or any other person) will be subject to the assignment. Protective Life assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Policy Debt and any liens. An assignment may result in certain amounts being subject to income tax and a 10% additional tax. (See "Tax Considerations" in the prospectuses.)
2

State Regulation
Protective Life is subject to regulation by the Department of Insurance of the State of Tennessee, which periodically examines the financial condition and operations of Protective Life. Protective Life is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.
Protective Life is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.
Reports to Owners
Each year you will be sent a report at your last known address showing, as of the end of the current report period: the Death Benefit; Policy Value; Fixed Account Value; Variable Account Value; Loan Account Value; Sub-Account Values; premiums paid since the last report; withdrawals since the last report; any Policy loans and accrued interest; Surrender Value; current Net Premium allocations; charges deducted since the last report; any liens and accrued interest; and any other information required by law. You will also be sent a notice that the annual and a semi-annual reports for each Fund underlying a Sub-Account to which you have allocated Policy Value, as required by the Investment Company Act of 1940, is available online. In addition, when you pay premiums or request any other financial transaction under your Policy you will receive a written confirmation of these transactions.
Legal Matters
Eversheds Sutherland (US) LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.
Experts
The financial statements of the subaccounts, which comprise Protective Variable Life Separate Account as of December 31, 2021, and for each of the years or periods presented, have been incorporated by reference in this Statement of Additional Information in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and financial statement schedules of Protective Life Insurance Company and subsidiaries as of December 31, 2021 and 2020,  and for each of the years in the three-year period ended December 31, 2021, have been incorporated by reference in this Statement of Additional Information in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2021 financial statements refers to a change in accounting principle due to the adoption of Accounting Standards Codification (ASC) Topic 326, Financial Instruments - Credit Losses as of January 1, 2020.
The business address for KPMG LLP is 420 20th Street North, Suite 1800, Birmingham, Alabama 35203.
Reinsurance
The Company may reinsure a portion of the risks assumed under the Policies.
Additional Information
A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policies. Not all the information set forth in the registration statement, and the amendments and exhibits thereto, has been included in the prospectuses and this SAI. Statements contained in this SAI concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street, N.E., Washington, DC 20549. The instruments may also be accessed using the SEC's website at http://www.sec.gov.
3

Financial Statements
The audited statements of assets and liabilities of the subaccounts of Protective Variable Life Separate Account as of December 31, 2021, and the related statements of operations and of changes in net assets for each of the years or periods presented as well as the Report of Independent Registered Public Accounting Firm are incorporated into the Statement of Additional Information by reference to the Variable Account’s Form N-VPFS, File No. 811-7337, filed with the SEC on April 22, 2022.
The audited consolidated balance sheets for Protective Life Insurance Company and subsidiaries as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income (loss), shareowner’s equity and cash flows for each of the years in the three-year period ended December 31, 2021 as well as the Report of Independent Registered Public Accounting Firm are incorporated into the Statement of Additional Information by reference to the Variable Account’s most recent Form N-VPFS, File No. 811-7337, filed with the SEC on April 22, 2022.

4

PART C

OTHER INFORMATION

Item 30. Exhibits

(a) Board of Directors Resolutions

(a) (1) Resolution of the Board of Directors of Protective Life Insurance Company establishing Protective Variable Life Separate Account is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(b) Custodial Agreements - Not Applicable.

(c) Underwriting Contracts

(c) (1) Underwriting Agreement among Protective Life Insurance Company, Investment Distributors, Inc. and Protective Variable Life Separate Account is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(c) (1) (i) Amendment No. 1 dated June 1, 1998 to the Underwriting Agreement (PLICO-IDI-PVLSA) is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), filed with the Commission on July 19, 2019.

(c) (1) (ii) Second Amended Distribution Agreement dated October 24, 2013 (PLICO-IDI) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-190294), filed with the Commission on April 25, 2014.

(c) (1) (iii) Revised Second Amended Distribution Agreement dated June 1, 2018 (PLICO-IDI) is incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-4 Registration Statement (File No. 333-112892), filed with the Commission on July 20, 2018.

(c) (1) (iv) Amendment No. 1 to the Second Amended Distribution Agreement (PLICO-IDI) is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-240102), filed with the Commission on July  27, 2020.

(c) (1) (v) Revised Schedule to Second Amended Distribution Agreement between IDI and PLICO is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240102), filed with the Commission on November 25, 2020.

(c) (2)  Distribution Agreement between Investment Distributors, Inc. and broker-dealers is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(d) Contracts

(d) (1) Protective Investors Benefit Advisory VUL Form of Contract is incorporated by reference to the Form N-6 Registration Statement (File No. 333-267465), as filed with the Commission on September 16, 2022.

(d) (2) Children’s Term Life Insurance Rider is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(d) (3) Protected Insurability Rider is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(d) (4) Accidental Death Benefit Rider is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(d) (5) Waiver of Specified Premium Rider is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(d) (6) Chronic Illness Accelerated Death Benefit Rider is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(d) (7) Pre-Determined Death Benefit Payout Endorsement is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(d) (8) Overloan Protection Endorsement is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(d) (9) Terminal Illness Accelerated Death Benefit Endorsement is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(d) (10) Lapse Protection Endorsement is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(d) (11) ExtendCare Rider is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(d) (11) (i) Revised ExtendCare Rider is incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on August 8, 2020.

(d)(12) Policy Value Credit Endorsement is incorporated by reference to the Form N-6 Registration Statement (File No. 333-267465), as filed with the Commission on September 16, 2022.

(e) Applications

(e) (1) Form of Variable Universal Individual Life Insurance Application is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-232740), as filed with the Commission on July 19, 2019.

(f) Depositor's Certificate of Incorporation and By-Laws

(f) (1) 2011 Amended and Restated Charter of Protective Life Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 8 to the Form N-4 Registration Statement (File No. 333-153041), filed with the Commission on September 16, 2011.

(f) (1) (i) 2020 Amended and Restated Charter of Protective Life Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-4 Registration Statement (File No. 333-201919), filed with the Commission on February 11, 2021.

(f) (2) 2011 Amended and Restated By-laws of Protective Life Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 8 to the Form N-4 Registration Statement (File No. 333-153041), filed with the Commission on September 16, 2011.

(f) (2) (i) 2020 Amended and Restated By-laws of Protective Life Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-4 Registration Statement (File No. 333-201919), filed with the Commission on February 11, 2021.

(g) Reinsurance Contracts

(g) (1) Automatic and Facultative Yearly Renewable Term Agreement is incorporated herein by reference to Post-Effective Amendment No. 7 to the Form N-6 Registration Statement (File No. 333-52215), filed with the Commission on April 30, 2003.

(g) (2) Yearly Renewable Term Reinsurance Agreement is incorporated herein by reference to Post-Effective Amendment No. 17 to the Form N-6 Registration Statement (333-52215) as filed with the Commission on April 27, 2009.

(g) (3) List of Reinsurers is incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement (333-206951), filed with the Commission on April 25, 2019.

(h) Participation Agreements

(h) (1) Participation Agreement dated April 11, 2007 (Fidelity Variable Insurance Products) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on November 25, 2020.

(h) (1) (i) Rule 22c-2 Shareholder Information Agreement (Fidelity Variable Insurance Products) is incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), filed with the Commission on April 27, 2007.

(h) (1) (ii) Amendment dated October 15, 2020 to Participation Agreement (Fidelity Variable Insurance Products) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on November 25, 2020.

(h) (2) Participation Agreement dated April 30, 2002 (Lord Abbett Series Fund) is incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-4 Registration Statement (File No. 333-94047), filed with the Commission on April 25, 2002.

(h) (2) (i) Rule 22c-2 Shareholder Information Agreement (Lord Abbett Series Fund) is incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), filed with the Commission on April 27, 2007.

(h) (3) Participation Agreement dated December 19, 2003 (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-112892), filed with the Commission on February 17, 2004.

(h) (3) (i) Rule 22c-2 Shareholder Information Agreement dated April 11, 2007 (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), filed with the Commission on April 27, 2007.

(h) (3) (ii) Amendment dated April 12, 2011 to Participation Agreement re Summary Prospectus (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

(h) (3) (iii) Amendment dated December 22, 2020 to Participation Agreement (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on April 16, 2021.

(h) (3) (iv) Amendment dated April 12, 2021 to Participation Agreement (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on April 16, 2021.

(h) (4) Participation Agreement dated February 1, 2015 (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-4 Registration Statement (File No. 333-190294), as filed with the Commission on April 28, 2021.

(h) (4) (i) Rule 22c-2 Shareholder Information Agreement (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), filed with the Commission on April 27, 2007.

(h) (4) (ii) Participation Agreement dated November 30, 2020 (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-4 Registration Statement (File No. 333-201919), filed with the Commission on February 11, 2021.

(h) (4) (iii) Addendum dated November 30, 2020 to Participation Agreement (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-4 Registration Statement (File No. 333-201919), filed with the Commission on February 11, 2021.

(h) (4) (iv) Amendment dated March 31, 2021 to Participation Agreement (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on April 16, 2021.

(h) (5) Participation Agreement dated November 1, 2009 (Legg Mason) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

(h) (5) (i) Amendment dated April 11, 2014 to Participation Agreement (Legg Mason) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on November 25, 2020.

(h) (5) (ii) Amendment dated September 10, 2019 to Participation Agreement (Legg Mason) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on November 25, 2020.

(h) (5) (iii) Amendment dated August 11, 2020 to Participation Agreement (Legg Mason) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on November 25, 2020.

(h) (5) (iv) Amendment dated November 30, 2020 to Participation Agreement (Legg Mason) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement (File No. 333-248236), filed with the Commission on December 16, 2020.

(h) (5) (v) Amendment dated April 7, 2021 to Participation Agreement (Legg Mason) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on April 16, 2021.

(h) (6) Participation Agreement dated November 1, 2009 (PIMCO Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

(h) (6) (i) Novation of and Amendment dated April 25, 2011 to Participation Agreement (PIMCO Variable Insurance Trust) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on November 25, 2020.

(h) (6) (ii) Amendment dated April 25, 2011 to Participation Agreement re Summary Prospectuses (PIMCO Variable Insurance Trust) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on November 25, 2020.

(h) (6) (iii) Amendment dated September 1, 2020 to Participation Agreement (PIMCO Variable Insurance Trust) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement (File No. 333-248236), filed with the Commission on December 16, 2020.

(h) (6) (iv) Amendment dated April 2, 2021 to Participation Agreement (PIMCO Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on April 16, 2021.

(h) (7) Participation Agreement dated November 1, 2009 (Royce Capital) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

(h) (7) (i) Rule 22c-2 Information Sharing Agreement (Royce Capital) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

(h) (7) (ii) Amendment dated November 30, 2020 to Participation Agreement (Royce Capital) is incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-4 Registration Statement (File No. 333-201919), filed with the Commission on February 11, 2021.

(h) (8) Participation Agreement dated February 1, 2015 (AIM-Invesco Variable Insurance Funds) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on November 25, 2020.

(h) (8) (i) Rule 22c-2 Agreement (AIM-Invesco Variable Insurance Funds) is incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-4 Registration Statement (File No. 333-179649), as filed with the Commission on August 24, 2016.

(h) (9) Participation Agreement dated June 18, 2015 (American Funds) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on November 25, 2020.

(h) (9) (i) Rule 22c-2 Shareholder Information Agreement (American Funds) is incorporated herein by reference to Post-Effective Amendment No. 11 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 30, 2008.

(h) (9) (ii) Amendment dated October 1, 2019 to Participation Agreement (American Funds) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-240192), filed with the Commission on November 25, 2020.

(h) (9) (iii) Amendment dated November 25, 2020 to Participation Agreement (American Funds) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement (File No. 333-248236), filed with the Commission on December 16, 2020.

(h) (9) (iv) Amendment dated March 22, 2021 to Participation Agreement (American Funds) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File 333-240192), filed with the Commission on April 16, 2021.

(h) (10) Participation Agreement dated July 1, 2017 (Northern Lights Variable Trust) is incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-6 Registration Statement (File No. 333-206951), as filed with the Commission on July 12, 2017.

(h) (10) (i) Amendment dated September 1, 2020 to Participation Agreement (Northern Lights Variable Trust) is incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-6 Registration Statement (File No. 333-232740), filed with the Commission on August 6, 2021.

(h) (11) Participation Agreement dated October 15, 2017 (DFA Investment Dimensions Group Inc.) is incorporated herein by reference to Post-Effective Amendment No. 28 to the Form N-6 Registration Statement (File No. 333-52215), filed with the Commission on November 27, 2017.

(h) (11) (i) Amendment dated August 20, 2020 to Participation Agreement (DFA Investment Dimensions Group) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-237747), filed with the Commission on August 24, 2020.

(h) (12) Participation Agreement dated April 1, 2017 (Vanguard Variable Insurance Fund) is incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement (File No. 333-52215), as filed with the Commission on April 27, 2017.

(h) (12) (i) Amendment dated November 1, 2019 to Participation Agreement (Vanguard Variable Insurance Fund) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement (333-232740), filed with the Commission on October 29, 2019.

(h) (12) (ii) Participation Agreement dated November 23, 2020 (Vanguard Variable Insurance Fund) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-237747), filed with the Commission on April 28, 2021.

(h) (12) (iii) Revised Schedule A dated April 30, 2021 to Participation Agreement (Vanguard Variable Insurance Fund) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-237747), filed with the Commission on April 28, 2021.

(i) Administrative Contracts - Not Applicable.

(j) Other Material Contracts - Not Applicable.

(k) Legal Opinion

(k) (1) Opinion and Consent of Bradley Strickling, Esq. is incorporated by reference to the Form N-6 Registration Statement (File No. 333-267465), as filed with the Commission on September 16, 2022.

(l) Actuarial Opinion- Not Applicable.

(m) Calculation- Not Applicable.

(n) Other Opinions

(n) (1) Consent of Eversheds Sutherland (US) LLP, filed herein.

(n) (2) Consents of KPMG LLP, filed herein.

(n) (3) Powers of Attorney , filed herein.

(o) Omitted Financial Statements - Not Applicable.

(p) Initial Capital Agreements - Not Applicable.

(q) Redeemability Exemption

(q) (1) Memorandum Pursuant to Rule 6e-3(T)(b)(12)(iii) Describing Issue, Transfer and Redemption Procedures is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement (333-232740), filed with the Commission on October 29, 2019.

(r) Form of Initial Summary Prospectus

- Filed herein.

Item 31.    Directors and Officers of the Depositor

Name and Principal Business Address*	Position and Offices with Depositor
Adams, D. Scott	Executive Vice President, Corporate Responsibility, Strategy & Innovation
Banerjee Choudhury, Shiladitya (Deep)	Senior Vice President, and Treasurer
Bartlett, Malcolm Lee	Senior Vice President, Corporate Tax
Bielen, Richard J.	Chairman of the Board, Chief Executive Officer, President, and Director
Black, Lance P.	Executive Vice President, Acquisitions and Corporate Development
Cox, Kathryn S.	Senior Vice President, and President, Protection Division
Cramer, Steve	Senior Vice President, and Chief Product Officer
Creutzmann, Scott E.	Senior Vice President, and Chief Compliance Officer
Drew, Mark L.	Executive Vice President, and Chief Legal Officer
Evesque, Wendy L.	Executive Vice President, and Chief Human Resources Officer
Harrison, Wade V.	Executive Vice President, and Chief Retail Officer
Herring, Derry W	Senior Vice President, and Chief Auditor
Karchunas, M. Scott	Senior Vice President, and President, Asset Protection Division
Kohler, Matthew	Senior Vice President, and Chief Information Officer
Kurtz, Richard J.	Senior Vice President, and Chief Distribution Officer
Laeyendecker, Ronald	Senior Vice President, Executive Benefit Markets
Lawrence, Mary Pat	Senior Vice President, Government Affairs
Lee, Felicia M.	Secretary, and Senior Counsel
McDonald, Laura Y.	Senior Vice President, and Chief Mortgage and Real Estate Officer
Passafiume, Philip E.	Executive Vice President, and Chief Investment Officer
Peeler, Rachelle R.	Senior Vice President, and Senior Human Resources Partner
Pugh, Barbara N.	Senior Vice President, and Chief Accounting Officer
Radnoti, Francis L.	Senior Vice President, Chief Product Officer, and Designated Illustration Actuary
Rahman, Pooja T.	Senior Vice President, and Chief Risk Officer
Ray, Webster M.	Senior Vice President, Investments
Riebel, Matthew A.	Senior Vice President, and Chief Distribution Officer
Seurkamp, Aaron C.	Senior Vice President, and President, Retirement Division
Wagner, James	Senior Vice President, and Chief Distribution Officer
Wahlheim, Cary T.	Senior Vice President, and Senior Counsel
Walker, Steven G.	Vice Chairman, Finance and Risk, and Director
Wells, Paul R.	Executive Vice President, Chief Financial Officer, and Director
Whitcomb, John	Senior Vice President, Distribution Operations
Williams, Doyle J.	Senior Vice President
Williams, Lucinda S.	Executive Vice President, and Chief Operating Officer

* Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223

Item 32.    Persons Controlled by or Under Common Control With the Depositor or Registrant

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company’s outstanding voting common stock is owned by Protective Life Corporation, a subsidiary of Dai-ichi Life Holdings, Inc. Protective Life Corporation is described more fully in the prospectus included in this registration statement.

For more information regarding the company structure of Protective Life Corporation and Dai-ichi Life Holdings, Inc., please refer to the organizational chart filed with Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-267354), filed with the Commission on December 15, 2022.

Item 33.    Indemnification

Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life’s directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

In addition, the executive officers and directors are insured by PLC’s Directors’ and Officers’ Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 34.    Principal Underwriters

(a)  Investment Distributors, Inc. (“IDI”) is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940. IDI is also principal underwriter for the Protective Variable Annuity Separate Account, Variable Annuity Account A of Protective Life, PLICO Variable Annuity Account S, PLAIC Variable Annuity Account S, Protective COLI VUL, Protective NY COLI VUL and Protective Acquired Variable Annuity Separate Account.

(b)  The following information is furnished with respect to the officers and directors of Investment Distributors, Inc.

Name and Principal Business Address*	Position and Offices	Position and Offices with Registrant
Coffman, Benjamin P.	Assistant Financial Officer	Senior Director Financial Reporting
Creutzmann, Scott E.	Chief Compliance Officer, and Director	Senior Vice President and Chief Compliance Officer
Gilmer, Joseph F.	Assistant Financial Officer	Senior Analyst Financial Reporting
Guerrera, Darren C.	Chief Financial Officer	Vice President
Hicks, Victoria Ann	Senior Supervisory Principal	Senior Supervisory Principal
Johnson, Julena G.	Assistant Compliance Officer	Director Regulatory
Lee, Felicia M.	Secretary	Secretary, Vice President, and Senior Counsel
Lippeatt, Jason H.	Supervisory Principal	Supervisory Principal
Morsch, Letitia A.	Assistant Secretary, and Director	Vice President, Head of New Business Operations
Reed, Alisha D.	Director	Vice President, Head of Marketing Strategy
Richards, Megan P.	Assistant Secretary	Assistant Secretary
Tennent, Rayburn	Assistant Financial Officer	Senior Analyst Financial Reporting
Wagner, James	President	Senior Vice President and Chief Distribution Officer

*  Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama, 35223.

(c)  The following commissions were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Investment Distributors, Inc.	N/A	None	N/A	N/A

Item 35.    Location of Accounts and Records.

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained by Protective Life Insurance Company at 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 36.    Management Services.

 All management contracts are discussed in the Prospectus or Statement of Additional Information.

Item 37.    Fee Representation.

   Protective Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life Insurance Company .

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment to the Registration Statement on Form N-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on December 16, 2022.

PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

By: *
Richard J. Bielen, President
Protective Life Insurance Company

PROTECTIVE LIFE INSURANCE COMPANY

By: *
Richard J. Bielen, President
Protective Life Insurance Company

As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement on Form N-6 has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date
*		Chairman of the Board, President	December 16, 2022
Richard J. Bielen		Chief Executive Officer, and Director
(Principal Executive Officer)

*		Vice Chairman, Finance and Risk, and Director	December 16, 2022
Steven G. Walker

*		Executive Vice President, Chief Financial Officer, and Director	December 16, 2022
Paul R. Wells		(Principal Accounting and Financial Officer)

*BY:	/S/ BRADLEY STRICKLING		December 16, 2022
Bradley Strickling
Attorney-in-Fact

EXHIBIT LIST

(n) (1) Consent of Eversheds Sutherland (US) LLP

(n) (2) Consents of KPMG LLP

(n)(3) Powers of Attorney

(r) Form of Initial Summary Prospectus